Exhibit 99.1

AURORA®

Responsible Growth Toward Bold New Horizons

June 26, 2024

If you have any questions or need assistance voting your shares, please contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP
North American Toll-Free: 1-877-452-7184
International: 1-416-304-0211
E-mail: assistance@laurelhill.com

Our Purpose

OPENING THE
WORLD
TO CANNABIS

Enabled by Science. Empowered by People. For Patients and Consumers.

At Aurora, our commitment to helping others is what defines us. Our roots as a medical cannabis company run deep, and we're passionate about connecting with and helping others.

The global cannabis industry is young with tremendous growth potential. This gives us the opportunity to be curious, to be the engineers of our future and to responsibly lay new foundations that will expand the reach and benefit of our work.

Our Values

As global pioneers in the cannabis industry, we're always moving forward. Here's how we show up for ourselves and each other in order to successfully live our Purpose:

WINNING TOGETHER
ONE AURORA
ONE A-TEAM
ACCOUNTABILITY
DO WHAT YOU SAY & OWN IT!
COURAGE
LEAD CHANGE & LIVE WITH AUTHENTICITY
COMPASSION
TREAT EVERYONE with
CARE & RESPECT

Our Strategic Priorities

These four core pillars provide strategic direction and prioritization as we work to achieve our Purpose:

CULTIVATE GREAT TALENT
BLAZE TRAILS GLOBALLY
PRIORITIZE PROFIT & RESPONSIBLE GROWTH
EXECUTE WITH EXCELLENCE & AGILITY
BE PATIENT & CUSTOMER OBSESSED

CEO Letter to Shareholders

Dear Shareholders,

We are pleased to invite you to the 2024 Annual General and Special Meeting of Shareholders of Aurora Cannabis Inc. (“Aurora” or the “Company”) to be held on Friday, August 9, 2024 at 1:00 pm Eastern Time (the “Meeting”). We are holding the Meeting in a virtual-only format once again in order to give our shareholders an equal opportunity to participate. Meeting details, including instructions on how to vote, can be found within this Information Circular.

Before I start, please click here and take a moment to watch a brief message from Simona King, Aurora’s new CFO, and me, as we reflect on the past fiscal year and our focus for the future.

This past year, we regularly spoke about what we commit to achieve and how we’ll show up, and this has been an important shift in our company. By demonstrating our Values, we supported one another and seized opportunities in innovation and growth. With a strong focus on stabilizing our business and becoming profitable, we've been able to weather much of the challenges that most in the cannabis industry have and continue to face. In fact, fiscal 2024 was our strongest year to date.

Our ability to continue to build value in your investment requires stability, certainty and continued execution against our stated objectives, and we have the Board and leadership team in place to deliver this. At the Meeting, you will be asked to vote in favour of matters that are crucial for the organization as we continue on this next stage of growth. In asking for your support, it’s important to me that we tell our story and remind our shareholders of the transformative change that has occurred over the past few years and how Aurora today is in a position of great strength in the cannabis sector. I’m confident you will see this as you read through our materials. I remain immensely proud of what the team has accomplished, and how Aurora has continued to stand out and stand above.

This past year, our efforts toward Prioritizing Profit and Responsible Growth led to the final repayment of convertible debt, representing a significant milestone for our cannabis business becoming debt-free and supporting our goal of achieving positive free cash flow this calendar year. We also strengthened our balance sheet, with a strong net cash position of approximately $180 million as of our March 31, 2024 year end. Not only does being debt-free within the cannabis sector mark an incredible achievement, having one of the strongest balance sheets in the industry also reaffirms how we have differentiated ourselves.

As pioneers in the global cannabis market, we have and will continue to place a strong emphasis on our medical cannabis strategy in service to helping people improve their lives worldwide. In fiscal 2024, we reached new heights while focusing on being Patient & Customer Obsessed as we launched high-quality products in both our medical and consumer segments that consider our patients' and consumers’ wants and needs. With notable improvements in yield, potency and disease resistance, and a number of new launches to market, we showcased how Winning Together and science continue to thrive at Aurora. In Q4 2024, these efforts helped to support the achievement of our highest quarterly adjusted gross margin in medical cannabis of 66%, far ahead of our targeted range of 60%. We continue to hold the #1 leadership position in the Canadian medical cannabis market - a position we are deeply proud of.

We've also proven our strength in being a Canadian company with a global focus. The acquisition of MedReleaf Australia in February was a significant milestone for us, further enabling our ability to help more patients in Australia and beyond and supporting our achievement of a 20% year-over-year increase in international medical cannabis net revenue in Q4 2024. We are excited by the contributions of our team in realizing the decriminalization of cannabis in Germany, now in effect and sure to change the future of cannabis. Across Europe, we’re Blazing Trails Globally by expanding access to medical cannabis in emerging markets like Poland, France and the UK, with sights set on additional market growth. Last quarter, we launched five new products into key European markets, onboarded new wholesalers to widen our distribution channels, and worked closely with governments and regulators to increase patient access and drive regulatory change.

Most importantly, we continued to win as One Aurora, and our A-Team has been instrumental in shaping the company that we are today. We have the best talent who show up each and every day with a deep sense of commitment and engagement. Fiscal 2024 was transformational for Aurora and a testament to our unwavering commitment to our Purpose of Opening the World to Cannabis.

Looking ahead, we have our sights set on making fiscal 2025 a year of continued smart, targeted and profitable growth, with a focus on achieving free cash flow by the end of the calendar year. We believe the future is bright for this industry and most especially for Aurora, and we will continue to make thoughtful and responsible decisions for our shareholders.

As always, your vote is important to us. Thank you for your continued support and investment in our company.

Sincerely,

Miguel Martin

Chief Executive Officer

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What's Inside:

SUMMARY 2

GENERAL PROXY AND VOTING INFORMATION 8

DOCUMENTS INCORPORATED BY REFERENCE 11

BUSINESS TO BE CONDUCTED AT THE MEETING 12

- ✓ ITEM 1: ELECTION OF DIRECTORS 12
- ✓ ITEM 2: APPOINTMENT OF AUDITOR 18
- ✓ ITEM 3: AMENDMENT TO RESTRICTED SHARE UNIT PLAN 20
- ✓ ITEM 4: AMENDMENT TO PERFORMANCE SHARE UNIT PLAN 22
- ✓ ITEM 5: AMENDMENT TO DEFERRED SHARE UNIT PLAN 24
- ✓ ITEM 6: AMENDMENT TO SHARE OPTION PLAN 26
- ✓ ITEM 7: RENEWAL OF SHAREHOLDER RIGHTS PLAN 28
- ✓ ITEM 8: SAY-ON-PAY 30

CORPORATE GOVERNANCE PRACTICES 34

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) AT AURORA 37

COMPENSATION DISCUSSION AND ANALYSIS (CD&A) 45

STATEMENT OF EXECUTIVE COMPENSATION 56

DIRECTOR COMPENSATION – NON-EXECUTIVE DIRECTORS 60

OTHER MATTERS 66

FOUR WAYS TO VOTE BY PROXY:

On the internet

By telephone

By fax

By mail

YOUR VOTE IS IMPORTANT TO US

Please refer to the form of proxy or voting instruction form provided to you, or to the instructions within this Proxy Statement for more information on the voting methods available to you.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
When:	Friday, August 9, 2024 at 1:00 pm Eastern Time
WHERE:	Virtual only via live webcast at: https://meetnow.global/MRZ2RL5
Items of business:

1.      to table the audited financial statements for the fiscal year ended March 31, 2024, together with the report of the auditors and the management’s discussion and analysis thereon;

2.       to fix the number of directors to be elected at seven (7);

3.       to elect the directors for the ensuing year;

4.       to appoint the auditor for the ensuing year;

5.      to consider and, if deemed appropriate, to pass with or without variation, a resolution to amend our Restricted Share Unit Plan, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting - Amendment to Restricted Share Unit Plan”;

6.      to consider and, if deemed appropriate, to pass with or without variation, a resolution to amend our Performance Share Unit Plan, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting - Amendment to Performance Share Unit Plan;

7.      to consider and, if deemed appropriate, to pass with or without variation, a resolution to amend our Deferred Share Unit Plan, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting - Amendment to Deferred Share Unit Plan”;

8.      to consider and, if deemed appropriate, to pass with or without variation, a resolution to amend our Share Option Plan, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting - Amendment to Share Option Plan”;

9.      to consider and, if deemed appropriate, to pass with or without variation, a resolution to renew our Shareholder Rights Plan, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting - Renewal of Shareholder Rights Plan”; and

10.    to consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on our approach to executive compensation, as more particularly described in the accompanying Information Circular, under “Business to be Conducted at the Meeting - Say-on-Pay”.

right to vote:	You are entitled to receive notice of and vote at the Meeting or any adjournment, if you are a holder of common shares of Aurora on June 17, 2024. You have the right to vote your shares on items 2 to 10 listed above and any other items that may properly come before the Meeting or any adjournment. Each common share is entitled to one vote.
Meeting Materials:

We are using notice-and-access to deliver this circular to both our registered and non-registered shareholders. This means that the Meeting materials are being posted online for you to access rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, instead of receiving a paper copy of the Meeting materials, you will receive a notice with information about how you can access the Meeting materials electronically and how to request a paper copy. The Meeting materials, as well as our audited financial statements for the fiscal year ended March 31, 2024 and accompanying management discussion and analysis, are available under our profile at www.sedarplus.ca or on our website at https://www.auroramj.com/investors/corporate-governance/

Approval:

The Board has approved the content of this Notice and Information Circular, and authorized it to be sent to shareholders, to each director and to the auditors.

By order of the Board OF DIRECTORS

Chief Executive Officer Chairman

SUMMARY

This summary highlights information contained elsewhere in this Information Circular. This is not a complete description. You should read the entire document carefully before voting.

MEETING LOGISTICS

When	Where	Record Date
Friday, August 9, 2024 @ 1:00 pm ET	Online only at: https://meetnow.global/MRZ2RL5	June 17, 2024

SHAREHOLDER VOTING MATTERS

Item of Business	Vote Recommendation	Page References
Fix the Number of Directors at Seven (7)	FOR	Page 12
Election of Seven (7) Directors	FOR	Pages 12-18
Appointment of Auditor	FOR	Pages 18-19
Amendment to RSU Plan	FOR	Pages 20-22
Amendment to PSU Plan	FOR	Pages 22-24
Amendment to DSU Plan	FOR	Pages 24-26
Amendment to Share Option Plan	FOR	Pages 26-28
Renewal of Shareholder Rights Plan	FOR	Pages 28-30
Say-on-Pay	FOR	Pages 30-33

Our Director Nominees: A Diverse, Highly Qualified and Engaged Board

Name	Age	Other Public Boards	Director Since	Independent	Board Attendance(1)	Committees
Ron Funk *(Chairman)*	67	0	2018	Yes	100%	Audit, N&CGC, HRCC
Miguel Martin	52	0	2020	No	100%	N/A
Chitwant Kohli	59	1	2022	Yes	100%	Audit *(Chair)*, N&CGC
Theresa Firestone	68	1	2021	Yes	100%	HRCC *(Chair)*, Audit
Norma Beauchamp	63	2	2018	Yes	100%	N&CGC *(Chair)*, Audit
Michael Singer	59	0	2016	Yes	93%	N/A - Observer
Rajesh Uttamchandani(1)	56	1	2024	Yes	N/A	N/A

(1) A total of fifteen (15) Board meetings were held in fiscal 2024.
(2) Mr. Uttamchandani joined the Board effective May 15, 2024.

Nominee Board Composition

Size of the Board	7
Number of Independent Directors	6 (85.7%)
Average Tenure	4.2 years
Number of Female Directors	2
Other Designated Groups	2
Overall Board Diversity	57%
In-camera Sessions of Independent Directors	✓

Shareholder Rights and Best Practices

Annual Election of Directors	✓
Directors Elected Individually	✓
Majority Voting Policy	✓
Advance Notice Policy	✓
Shareholder Rights Plan	✓
Director Share Ownership Policy	✓

Governance Policies

Code of Business Conduct and Ethics	✓
Anti-Bribery and Anti-Corruption Policy	✓
Whistleblower Policy	✓
Board and Executive Diversity Policy	✓
Related Party Transactions Policy	✓
ESG Policy	✓

For our governance policies and material, please refer to:

https://www.auroramj.com/investors/corporate-governance/

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Executive Compensation
Our program is designed with a significant portion of pay “at-risk” and performance-based

Our executive compensation programs are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent.

✓     50% of the long-term incentive (LTI) award mix is performance based, which increased from 40% in prior years.

✓     80% of the CEO compensation is variable and “at-risk” (STI & LTI).

✓     75% of the EVP and CFO compensation is variable and “at-risk” (STI & LTI).

✓      More executive pay is at-risk than market median.

✓      The target mix is aligned to market (executives: 25% base salary, 25% STI and 50% LTIs).

✓      The CEO compensation mix remains at 20% base salary, 20% STI and 60% LTI.

✓      The total target cash is at the 50th percentile range of our peer group.

Overview of Our Executive Compensation Best Practices
✓	Pay-for-Performance: Our pay-for-performance philosophy is embedded in the compensation design, including a significant portion of pay at-risk, linked to Aurora’s performance and shareholder expectations.
✓	Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommend changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.
✓	Relevant Performance Metrics: Our performance metrics in the short and long-term incentive plans, and the expected performance levels for each metric, are reviewed annually to ensure they reflect Company strategy and that their achievement should also result in increased value for shareholders. NEOs also have personal performance goals established, reviewed, and measured annually.
✓	Threshold Performance Expectations: Both our short and long-term incentive plans incorporate a market-competitive and shareholder-aligned level of minimum performance expectations before executives can recognize value from the incentive plans.
✓	Caps on Incentive Payouts: Our incentive awards are capped at 150% to avoid excessive payouts.
✓	Balance between Short-term and Long-term Incentives: We maintain a reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation.
✓	Share Ownership Requirements: We ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders.
✓	Clawback Policy: Our clawback policy allows the Company to recoup an executive’s incentive compensation if the underlying incentive achievement was improperly awarded due to a subsequently discovered intentional fraud or material financial misstatement.
✓	Independent Advice: We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices, and governance principles.

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BUSINESS HIGHLIGHTS

Diversified Global Business Model

Focus on Defensive, Stable, High Margin Segments

AURORA

International Medical

International medical revenue increased nearly 40% in Q4 FY 2024 compared to the prior year period.

Leadership in key markets such as Germany, Poland, the UK, and Australia

Canadian Medical

#1 Canadian Medical share by revenue.

Consistent margins, direct to-patient model.

Plant Propagation

Controlling interest in Bevo, one of the largest suppliers of propagated vegetables and ornamental plants in North America.

Track record of profitable, cash flow positive operations with plans for future growth.

Adult Recreational

Ability to deliver products that deliver exceptional customer value in all price tiers, while at the same time achieving strong contribution and gross margins

Science & Innovation

Delivering a continuous stream of new and exciting products with desirable high THC and terpene levels.

Innovations in genetics result in all-in per unit costs that are at least 30% betterthan legacy cultivars.

Canadian Medical Leadership

Aurora is leading the market with 4 owned brands and a wide variety of marketplace offerings

CanniMed BY AURORA
Value
"Your Ally in Medical Cannabis"
Straightforward and dependable

AURORA
Core
"Better Days Ahead"
Science-backed innovation

MedReleaf BY AURORA
Premium
"The Medical Grade Standard"
Consistent high-quality product for an advanced consumption experience

WMMC
Super Premium
"A Natural Part of Your Recovery"
Highest quality cannabis

Consistent Revenue Stream and Margin Leader

- #1 Canadian Medical Share by revenue; ~10% revenue[1] growth year over year
- Direct-to-patient controlled distribution model; endto-end experience from medical consultation to prescription fulfillment

Best in Class Patient Experience

- Investment in our eCommerce technology and superior patient support provides competitive barrier to entry. Important enhancements to our web site planned for Q2 FY25.
- Elevated lifecycle marketing to target and personalize content by segment.
- High-value patients have "Exclusive" sections offering first access to popular products/new launches as well as Concierge Service.

Breadth and depth of product categories and portfolio

- A breadth of offerings that cater to multiple patient segments; wide selection fromAurora brands and external vendors
- Launched 100 new productsin the medical channel over fiscal year 2024
- Added incremental categories to the portfolio inclusive of topicals, beverages, cookies, chocolates and infused blunts.

1. These terms are NonGAAP Measures and are defined in the "Cautionary Statement Regarding Certain NonGAAP Performance Measures"section of the FY24 Q4 MD&A, filed June 20, 2024. Refer to the "Adjusted Gross Margin" & "Adjusted EBITDA" section for a reconciliation to IFRS equivalent.

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Leading Global Cannabis Platform

- Global medical cannabis net revenue[(1)] up 20% in FY24 compared to the prior year period.
- Increased revenue primarily attributable to higher sales in Europe and Australia following the success of newly launched innovative cultivars.
- Following the acquisition of MedReleaf Australia, adjusted gross margins[(1)] for medical cannabis consistently meet or exceed 60% target in all of Aurora's key profitable international markets.
- Supplied from highly efficient, high quality Canadian EU and TGA GMP manufacturing facilities– a clear competitive advantage in the highly regulated medical markets evolving across the globe.
- International Market Size Estimated at $9.5bn by 2027[(2)]; Aurora is investing and supporting patients through in-country presence.
- Focused on establishing new standards for patients in a rapidly expanding medical landscape.

1. These terms are NonGAAP Measures and are defined in the "Cautionary Statement Regarding Certain NGAAP Performance Measures" section of the FY24 Q4 MD&A, filed June 20, 2024. Refer to the "Adjusted Gross Margin" & "Adjusted EBITDA" section for a reconciliation to IFRS equivalent.
2. BDS Analytics, "Updated Global Cannabis Market Forecasts, Spring 2023."

Leadership in Key Global Cannabis Markets

UNITED KINGDOM: 68m population
Solid market position through relationships with key distributors and supply of Channel Islands; a high-growth market due to less rigid prescriber regulations
Expanded distribution network adding three additional wholesalers in Q4 FY24
POLAND: 40m population
#2 market share in rapidly growing medical market
High barriers to entry advantage Aurora's stable supply and experience navigating highly regulated markets
Completed record shipment of product in Q4 FY24
FRANCE: 65m population
Leading partner in medical pilot program as sole supplier of dry flower
Actively engaged in consultations around medical market framework, expected to launch in 2025
AUSTRALIA: 27m population
Potential to be the largest nationally legal medical market in the world
Significant sales and patient growth driven by uptick in authorized prescribers
Acquired MedReleaf Australia in Feb. 2024: the second largest medical cannabis distributor in the country
CANADA: 39m population
#1 Medical Market Share
High patient retention creates consistent revenue stream
Production network of efficient EU GMP facilities to support pharma-grade global supply
SWITZERLAND: 9m population
Launched products into the market in Q2
Currently widening distribution channels and adding new wholesalers
GERMANY: 83m population
First pillar of cannabis decriminalization took effect April 1, changing the cannabis paradigm in the country and easing access for patients
Leadership and reliability in medical market leave Aurora well-positioned to benefit from changes
#2 in the overall dry flower segment
#1 supplier of flower in private payer market: a segment expected to grow significantly following de -scheduling
One of only three companies with a local production facility
NEW ZEALAND: 5m population
Completed first shipment of medical cannabis in May 2024.

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A Compelling Portfolio of Adult Recreational Brands

Value	**Core**	**Premium**	**Super Premium**
Biggest flavour, biggest clouds. The best value; Always.	Mid-to-high THC offerings with proprietary offerings that offer exciting and novel formats for the modern-day consumer	House-bred strains. Innovative products that delight the senses. True to traditional cannabis values	Ultra-premium, high-terpene, high-potency brand with a world class lineup of live resin vapes and concentrate products.
Infused Pre-rolls, 1.2g Distillate Vapes	*Flower, edibles, chewable extracts*	*Flower, pre-rolls, infused pre-rolls, concentrates, edibles*	*Flower, pre-rolls, vapes, concentrates*

MedReleaf Australia Acquisition

Aurora has been partnered with MedReleaf Australia, the #2 distributor of medical cannabis products in Australia, since 2017. In Q3 2024, Aurora acquired the remaining approximately 90% equity interest of MedReleaf Australia. The acquisition makes Aurora the **largest global medical cannabis company in nationally legal markets.**

Supports Aurora's Global Cannabis Leadership

The acquisition strengthens Aurora's global leadership and presence in a country experiencing significant growth year-over-year in medical cannabis adoption.

Leverages Aurora's Strength in Providing Pharma-grade Cannabis

Australia's clinician-led medical cannabis distribution model plays to Aurora's strengths in providing pharmaceutical grade cannabis

Increases Profitability of Australian Business Model

The transaction is expected to improve revenue contributions and gross margins, aligning Aurora's Australian business with other key profitable markets

Supports Aurora's Path to Profitability

MedReleaf Australia was adjusted EBITDA and operating cash flow positive as of Dec. 31, 2023, and is expected to accelerate Aurora's plan to achieve positive free cashflow in calendar 2024.

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Key Takeaways

Opening the World to Cannabis

- Largest global medical cannabis company in nationally legal markets
- Diversified and growing footprint in high-margin medical cannabis markets across the globe
- Consistent sequential and year-over-year revenue growth, including 20% YoY growth in our global medical segment

Achievement of Financial Milestones

- Achieved record positive adjusted EBITDA[1] of $12.8 million on an annualized basis in FY24
- Achieved sixth consecutive quarter of positive adjusted EBITDA[1] in Q4 FY24
- Focused on generating positive free cash flow by the end of this calendar year

Robust and Differentiated Balance Sheet

- Completed final repayment of CAD $465 million of convertible debt in FY24 leaving cannabis business debt-free[2]
- ~$180 million of cash and cash equivalents as of the close of Q4 FY24; enabling the pursuit of profitable growth
- Focus on growth opportunities that are expected to deliver profit and positive free cash flow, such as the acquisition of MedReleaf Australia in February 2024.

Enabled by Science

- Leading cannabis plant genetic work continues to improve cultivation yields, product consistency, and crop quality
- A consistent pipeline of innovative offerings that support the continued growth of our global cannabis business
- Establishing new standards for patients in a rapidly expanding global medical cannabis landscape

(1) Adjusted EBITDA is a Non-GAAP Measure and is defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY24 Q4 MD&A, filed June 20, 2024. Refer to the "Adjusted EBITDA" section for a reconciliation to IFRS equivalent.
(2) Aurora's only remaining long term debt is $52.4 million relating to Bevo Farms Ltd as detailed in the FY2024 Q4 Financial Statements

HOW TO VOTE

TO BE COUNTED, PROXIES MUST BE RECEIVED NO LATER THAN 1:00 PM EASTERN TIME ON WEDNESDAY, AUGUST 7, 2024

Method	BENEFICIAL SHAREHOLDERS Shares held with a broker, bank or other intermediary	REGISTERED SHAREHOLDERS Shares held in own name (physical certificate or DRS)
Internet	www.proxyvote.com	www.investorvote.com
Phone or Fax	Call or fax to the number(s) listed on your VIF and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail	Return the VIF in the enclosed envelope.	Return the Proxy in the enclosed envelope.

Please refer to the instructions in the Information Circular.

YOUR VOTE IS IMPORTANT!
If you have questions regarding, voting, notice-and-access or require assistance in obtaining meeting materials, please call or contact our proxy solicitation agent:

LAUREL HILL ADVISORY GROUP
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

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MANAGEMENT INFORMATION CIRCULAR Containing information as of June 17, 2024 (unless stated otherwise)
Solicitation of Proxies	This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual General and Special Meeting of the shareholders of the Company (and any adjournment thereof) to be held at 1:00 pm Eastern Time on Friday, August 9, 2024 (the “Meeting”) by live webcast at the link and for the purposes set forth herein and in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. Aurora has engaged Laurel Hill Advisory Group (“Laurel Hill”) to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $40,000 for the services and certain out-of-pocket expenses. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the Meeting proxy materials to shareholders who do not hold Common Shares in their own name (“Beneficial Shareholders”) of record by those intermediaries. We may reimburse the intermediaries for their reasonable fees and disbursements in that regard.
GENERAL PROXY INFORMATION
Notice and Access

The Company has elected to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of meeting materials to shareholders for the Meeting. Under Notice and Access provisions, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access this Information Circular and accompanying Notice of Meeting (the “Meeting Materials”) electronically instead of receiving a printed copy, and if a shareholder wishes, how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, shareholders will receive a proxy (“Proxy”), in the case of Registered Shareholders (as defined below), enabling them to vote at the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.auroramj.com/investors/corporate-governance/ and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile at www.sedarplus.ca. All Registered and Beneficial Shareholders will receive a Notice and Access Notice.

The individuals named in the accompanying form of Proxy are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter.

Registered Shareholders

Shareholders who hold Common Shares registered in their own name (“Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the virtual Meeting. Registered Shareholders may choose one of the following options to submit their Proxy:

➢ complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

➢ use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the 15-digit control number; or

➢ use the internet through the Computershare website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the 15-digit control number.

In all cases, the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

If you have any questions or need assistance with the completion and delivery of your form of Proxy, please contact Aurora’s shareholder communication advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (collect call outside North America) or by email at assistance@laurelhill.com.

Beneficial Shareholders

The following information is of significant importance to Beneficial Shareholders. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust and Clearing Corporation (which acts as depositary for many U.S. brokerage firms and custodian banks). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person, other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting. The person you appoint as a representative need not be a shareholder of the Company. You may appoint yourself as the representative of your Common Shares. To exercise your right to appoint a representative, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting or to have an alternate representative duly appointed to attend the virtual Meeting and vote your Common Shares. Beneficial Shareholders may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone using Broadridge’s QuickVote™ application.

If you have any questions or need assistance with the completion and delivery of your VIF, please contact Aurora’s shareholder communication advisor and proxy solicitation agent, Laurel Hill, by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (collect call outside North America) or by email at assistance@laurelhill.com.

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Additional Information for Appointing a Proxyholder (Registered and Beneficial Shareholders)

Shareholders who wish to appoint someone other than the Aurora representatives named in the form of Proxy or VIF as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their Proxy or VIF, as applicable, appointing that person as proxyholder AND then register that proxyholder online, as described below.

Registering your proxyholder is an additional step that must be completed AFTER you have submitted your Proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to participate and vote at the Meeting.

To register a proxyholder, shareholders MUST visit https://www.computershare.com/Aurora no later than Wednesday, August 7, 2024 at 1:00 p.m. Eastern Time and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare (100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, email: USlegalproxy@computershare.com).

If you appoint a proxyholder other than yourself or the named Aurora representatives, please make them aware and ensure they will participate at the Meeting and have received their username prior to the Meeting. If your proxyholder does not receive a username and attend the Meeting, your shares will not be voted.

Notice to United States Shareholders

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Shareholders of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning the Company and its operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada which will differ in certain respects from United States generally accepted accounting principles and from practices prescribed by the U.S. Securities and Exchange Commission (“SEC”) and thus, may not be comparable to financial statements of United States companies. Such consequences for shareholders who are resident in, or citizens of, the U.S. may not be described fully in this Information Circular.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

➢  executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

➢  personally attending the virtual Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

NOTE: If you are using a 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will only be revoking any and all previously submitted Proxies IF you enter a vote while the virtual Meeting is in session. If you do not want to revoke a previously submitted proxy, please do not vote while the Meeting is in session.

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Attending and Participating at the Virtual Meeting

Shareholders and duly appointed proxyholders can attend the meeting online by going to https://meetnow.global/MRZ2RL5.

➢  Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a Control Number or an Invite Code before the start of the meeting.

•   Registered Shareholders: the 15-digit control number is located on the Form of Proxy or in the email notification you received.

•   Duly appointed proxyholders: Computershare Trust Company of Canada OR Computershare Investor Services Inc. (together, “Computershare”) will provide the proxyholder with an Invite Code by email after the voting deadline has passed.

➢  Attending and voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders.

➢  Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the meeting may login as a guest, by clicking on “Guest” and complete the online form; however, they will not be able to vote or submit questions.

➢  Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the meeting will not be able to attend the meeting online.

Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their Proxy or Voting Instruction Form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Proxy or Voting Instruction Form. Please refer to “Additional Information for Appointing a Proxyholder”.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code.

The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the meeting prior to the start time. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

Participating in the meeting: The meeting will only be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the virtual meeting is provided below.

➢ Registered Shareholders and appointed proxyholders: Only those who have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invite Code by Computershare, will be able to vote and submit questions during the meeting. To do so, please go to https://meetnow.global/MRZ2RL5 prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit control number or click on “Invitation” and enter your Invite Code.

➢ United States Beneficial Shareholders: To attend and vote at the virtual meeting, you must first obtain a valid Legal Proxy from your broker, bank or other agent and then register in advance to attend the meeting. Please refer to “Additional Information for Appointing a Proxyholder.

Voting at the meeting: A Registered Shareholder (or a Non-Registered Shareholder) who has appointed themselves or appointed a third-party proxyholder to represent them at the meeting, will appear on a list of proxyholders prepared by Computershare, who is appointed to review and tabulate proxies for this meeting. To be able to vote their shares at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Invite Code provided by Computershare at https://meetnow.global/MRZ2RL5 prior to the start of the meeting.

In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/Aurora AFTER submitting their voting instruction form in order to receive an Invite Code (see details under the heading “Appointment of proxies” for details).

Q&A	Registered Shareholders and duly appointed proxyholders who login to participate at the virtual Meeting will be able to ask questions, provided they are connected to the Internet. Any shareholder who wishes to pose questions in advance of the Meeting is invited to send them by email to ir@auroramj.com.
Interests of Certain Persons or Companies in Matters to be Acted Upon	No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, the approval of the advisory vote on executive compensation, and as otherwise set out herein.
Record Date, Voting Securities and Principal Holders of Voting Securities

The Board has fixed June 17, 2024 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as of June 17, 2024.

Intercorporate Relationships	At the date of this Information Circular, the Company operates its business through its seven (7) material wholly owned subsidiaries. Please refer to the Company’s Annual Information Form for the fiscal year ended March 31, 2024 dated June 20, 2024 (the “2024 AIF”) posted to the Company’s SEDAR+ profile at www.sedarplus.ca, which sets out the Company’s material subsidiaries.

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Authorized capital

The Company is authorized to issue an unlimited number of Common Shares without par value. As of June 17, 2024, there were 54,548,700 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Class “A” Shares with a par value of $1.00 each and is authorized to issue an unlimited number of Class “B” Shares with a par value of $5.00 each. There were no Class “A” Shares and no Class “B” Shares issued and outstanding as of June 17, 2024.

Class “A” Shares: Class “A” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class “A” Shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “A” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “A” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class “B” Shares: Class “B” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “B” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “B” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Documents Incorporated by Reference

The following documents filed with the securities commissions or similar authority in all provinces of Canada are specifically incorporated by reference in this Information Circular:

➢ The Company’s audited financial statements for the financial year ended March 31, 2024 and the nine-month fiscal period ended March 31, 2023, the reports of the auditor’s thereon, and the related management’s discussion and analysis; and

➢ The Charter of the Company’s audit committee (the “Audit Committee”), a copy of which is attached as Schedule “A” to the 2024 AIF.

Votes Necessary to Pass Resolutions	With respect to the election of directors, pursuant to the Company’s articles, the Board has determined that seven (7) directors are to be elected at the Meeting. Accordingly, there are seven (7) director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the seven (7) nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority voting policy described below, the seven (7) nominees receiving the highest number of votes may be, at the discretion of the Board, considered elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.
Financial Statements	The audited consolidated financial statements of the Company for the fiscal year ended March 31, 2024, with the independent report of the auditor thereon, and the related management discussion and analysis will be tabled at the Meeting. These documents are also available under the Company’s SEDAR+ profile at www.sedarplus.ca. Additional information relating to these documents may be obtained by a shareholder upon request without charge by sending an email to ir@auroramj.com.
Cautionary Statement: Forward-Looking Statements	NOTE TO READER: This Information Circular includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These forward-looking statements are only predictions. Forward looking information or statements contained herein have been developed based on assumptions management considers to be reasonable. Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks, uncertainties and factors set out under the heading “Risk Factors” in the 2024 AIF which is available on the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and filed with and available on the SEC’s website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the 2024 AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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BUSINESS TO BE CONDUCTED AT THE MEETING

ITEM 1: Election of Directors

As of the date of this Information Circular there are eight (8) directors of the Company. Adam Szweras is not standing for re-election at the Meeting; as such, management proposes that the number of persons to be elected at the Meeting to act as directors of the Company for the ensuing year be fixed at seven (7).

All of management’s nominees for election at the Meeting are currently directors of the Company. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The persons named in the Proxy intend to vote for the election of the proposed nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

INDEPENDENCE: Six (6) of the seven (7) candidates (85.7%) proposed for election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the Company’s best interest. The Board has determined that only the Company’s Chief Executive Officer (“CEO”) is considered a non-independent director. Michael Singer, who formerly acted as Executive Chairman and Interim CEO is now considered by the Board to be independent in accordance with applicable securities laws as it has been over three years since he retired from the Executive Chairman position.

THREE-YEAR EVOLUTION AND IMPACT of our Board
Our commitment to good corporate governance starts with our diverse, highly qualified and engaged Board, whom we believe are the right individuals to continue to lead the Company towards long-term success and shareholder value creation. Before we share their bios, we would like to walk you through the Board’s evolution over the past few years, enabled by thoughtful and strategic succession planning - and all with a focus on what is right for the Company and our shareholders.
Norma Beauchamp, Chair of the N&CGC, is a steadfast supporter of diversity, and has done tremendous work to transform our Board over recent years, while also bringing to the Board the necessary skills and expertise we need to continue to be successful in the cannabis industry. In addition to her efforts at Aurora, she has acted as a director for a number of other organizations where she continues to make a similar impact. Since 2017, Ms. Beauchamp has been a Regional Ambassador and Mentor with Women Get on Board, where she continues to mentor aspiring women corporate directors. Together with our Chairman, they have transformed the Board into one that has the correct mix of skills, experience and diversity (57% overall) that is both necessary and desirable for the Company in this next stage of growth.
In July 2021, we welcomed Theresa Firestone, thereby increasing female diversity to 1/3 or 33% of our Board. Ms. Firestone brought to the table extensive international expertise in healthcare management and pharmaceuticals, global business restructuring, new business development and a proven ability to lead and manage change. As Chair of the HRCC, Ms. Firestone has overseen not only great organizational change, including the adoption of our Purpose & Values and Strategic Priorities which have helped guide the organization to great success in this past year, but she also worked closely with the HR team to evolve our executive compensation program, putting more of our executives’ compensation “at-risk” and ensuring better alignment with our shareholders. Her background in healthcare, including medical cannabis, and well-defined skillset have been invaluable to us as we continue to execute our strategic growth plans while managing costs more effectively.
In January 2022, we welcomed Chitwant Kohli, thereby adding further diversity to the Board. Mr. Kohli offers us a tremendous wealth of knowledge and executive leadership experience in the banking sector which have helped to accelerate Aurora's sustainable, long-term growth. With his expertise in finance and accounting, costing and profitability, real estate, operations and performance management, Mr. Kohli has been instrumental to our progressive agenda, lending his deep experience that is needed as we progress to our cash flow positive objective. As an “Audit Committee financial expert”, Mr. Kohli was an important asset as part of our succession planning, with the departure of our former Audit Committee chair in August of 2023. He has been instrumental in overseeing our audit practices and to working closely with the team as they navigate and work tirelessly to remediate material weaknesses, all while the Company continues to go through significant change, including through acquisitions such as Bevo and recently, MedReleaf Australia. We are confident that he will continue to oversee improvements and financial success for the organization.
Finally, in May 2024, following a thoughtful recruitment process which included five (5) females and one (1) racially or ethnically diverse candidate, and after an extensive screening and interview process coordinated by the N&CGC Chair and Chairman of the Board, Rajesh Uttamchandani was recommended for appointment to the Board. Mr. Uttamchandani brings a breadth of knowledge and capability from a variety of sectors and disciplines that will undoubtedly be additive to Aurora and complement the existing strength of our Board, while also adding further diversity. As we pursue our objective to achieve sustainable performance and global leadership in the cannabis market, we will benefit from his experience in human capital, strategy and innovation - all of which are woven into our strategic priorities - as well as from his past and current directorships.
The Company’s transformation commenced in February 2020, right before the start of the COVID-19 pandemic. Four years later, through the hard work of the management team and enabled by a skilled and diverse Board that has continued to evolve and make a significant impact, we stand here today in a position of strength in the cannabis sector. We are proud of the changes made across the Board and the organization, and we are confident that these individuals will continue to make the right decisions for the Company and our shareholders.
Please read on for details about each of the individuals standing for re-election at the Meeting.

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The following is a biography for each director nominee for election at the Meeting. All other director information can be found in this section under the heading “Director Compensation” or in the section entitled “Corporate Governance Practices”.

✓	tHE BOARD recommends that shareholders vote “FOR” the election of each nominee set forth below, to hold office until the close of the next annual meeting of shareholders or until their respective successors ARE ELECTED. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR each nominee.

Ron Funk - Independent Chairman
Ontario, Canada | Director since July 2018 | Age: 67
Areas of expertise: › Leadership › Business strategy › Consumer products › Supply chain
Current occupation:	Retired - Independent Chairman of the Company
Business Experience:	Ron Funk brings over 30 years of experience in business and consulting to his role with the Company. From 2009 to 2020, he managed his own consulting practice, working with clients on acquisitions, restructurings, strategy development and government relations. Mr. Funk has worked on projects in various locations around the world, with clients engaged in a range of industries, including heavily regulated consumer products such as tobacco, alcohol, and food products. Other industries in which he has consulted include retail, advanced data analytics, gaming, and real estate development. Before opening his consulting practice, Mr. Funk was employed for approximately 30 years by Rothmans, Benson & Hedges Inc., serving in various roles and capacities, including Vice President of Sales, Human Resources, Corporate Affairs and Competitive Improvement. In these senior roles, he developed and executed a number of strategies that resulted in material growth in both market share and profitability. Mr. Funk previously served as an independent director of Carey Management Inc., a privately held business that owned Canada’s largest independent wholesale distributor. He has also served as the Chairman of the Ontario Convenience Stores Association and Treasurer of the Canadian Convenience Stores Association.
Education:	Mr. Funk obtained his MBA from Kellogg-Schulich.
Public Directorships:	N/A
Memberships, designations & awards:	Mr. Funk obtained his ICD.D. certification from the University of Toronto, Rotman School of Management in October 2021. He is the 2008 graduating Valedictorian of the Kellogg Schulich EMBA program and the 3-time "Outstanding Industry Leadership Award" winner by the National Association of Convenience Store Distributors (now the Convenience Industry Council of Canada).
Membership	Attendance	Voting Results
Board Audit Committee N&CGC HRCC	15 out of 15 (100%) 9 out of 9 (100%) 4 out of 4 (100%) 2 out of 2 (100%)(1)	✓ 2023 - 78.91% FOR ✓ 2022 - 79.57% FOR ✓ 2021 - 80.64% FOR ✓ 2020 - 88.13% FOR ✓ 2019 - 94.51% FOR ✓ 2018 - 96.35% FOR

Note:
(1) Mr. Funk joined the HRCC effective September 14, 2023. The above represents the number of meetings held since he joined that committee.

Miguel Martin - CEO and Director
Virginia, USA | Director since September 2020 | Age: 52
Areas of expertise: › Executive leadership › Strategic planning and execution › Consumer packaged goods › International regulated products
Current occupation:	CEO of the Company
Business Experience:

Miguel Martin’s career spans nearly 30 years in consumer-packaged goods, covering various regulated categories and fast-moving markets. He joined Aurora from Reliva, where he served as President and CEO, and prior to that served as President and General Manager of Logic Technology, one of the world’s largest manufacturers of electronic cigarettes. Under his leadership, Logic was launched in over 38 countries, securing leading global market share which poised the company for a successful acquisition. He also served as Senior Vice-President and General Manager of Altria Sales & Distribution, one of the largest producers and marketers of tobacco, cigarettes and related products globally. While in that role, he led the sales organization responsible for Philip Morris USA, UST and John Middleton.

Mr. Martin’s strength is in building winning teams in sales, marketing and operations, and he has a deep understanding of navigating regulated markets including tobacco, alcohol and cannabis. His distinguished career is anchored by his success in global expansion and sales excellence.

Education:	Mr. Martin obtained his Bachelor of Science from the University of Vermont in 1994 and completed Laws/Regulations/Compliance and Litigation Representation Training in 2010.
Public Directorships:	N/A
Memberships, designations & awards:	In 2015, Mr. Martin won the Pinnacle Award for leadership from the National Association of Tobacco Stores
Membership	Attendance	Voting Results
Board	15 out of 15 (100%)	✓ 2023 - 85.26% FOR ✓ 2022 - 92.56 % FOR ✓ 2021 - 92.71% FOR ✓ 2020 - 90.05% FOR

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Chitwant Kohli - Independent Director and Chair of the Audit Committee
Ontario, Canada | Director since January 2022 | Age: 59
Areas of expertise: › Audit and risk management › Financial reporting/oversight › Strategic planning and operations › International markets
Current occupation:	Self-employed independent director
Business Experience:	Chitwant Kohli joined the Board in January 2022 after a fulsome career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. After 29 years of service at Royal Bank of Canada (RBC) where he enhanced the company's industry leading position, Mr. Kohli retired as Senior Vice President of Enterprise Operations and Payments. In his last role at RBC, he led a global team of 1,800 members and was responsible for operating and expanding the shared services of payments and trade, cash processing, human resources and finance related services. Mr. Kohli also held key executive roles including Senior Vice President of Retail Finance where he was responsible for providing finance leadership for Canadian, U.S. and Caribbean banking, wealth management, insurance, technology and operations, and global functions.
Education:	Mr. Kohli is a graduate of Panjab University where he obtained his Bachelor of Commerce in 1984, Guru Nanak Dev University where he obtained his MBA in 1986 and the University of Toronto where he obtained his Master of Laws (LLM) in Technology and Innovation Laws in 2019.
Public Directorships:	Currency Exchange International (TSX) from October 2017 to present
Memberships, designations & awards:	Mr. Kohli obtained his CPA designation from the Chartered Professional Accounts of Canada in 1991 and his ICD.D designation from the Institute of Corporate Directors in 2018
Membership	Attendance	Voting Results
Board N&CGC Audit (Chair)	15 out of 15 (100%) 4 out of 4 (100%) 9 out of 9 (100%)	✓ 2023 - 75.76% FOR ✓ 2022 - 92.82% FOR

Theresa Firestone - Independent Director and Chair of the HRCC
Ontario, Canada | Director since July 2021 | Age: 68

Areas of expertise:

› Global pharmaceutical executive

› Executive Leadership - Canada, Europe and Asia
› P&L Management and Operations

› Healthcare, Health and Wellness and Retail

› Strategic Planning and Business Development

› Government Affairs

Current occupation:	Self-employed independent director
Business Experience:	Theresa Firestone is a senior healthcare executive with over 35 years’ experience in pharmaceuticals, health & wellness, retail and government, and has extensive P&L, strategy development and operations experience. Ms. Firestone has held executive leadership positions in Canada, Europe and Asia and led teams in 15 different countries. Prior to retirement in 2021, she was Senior Vice President, Health and Wellness at Shoppers Drug Mart (SDM), Canada’s largest retail pharmacy chain. Ms. Firestone chaired the Women’s Initiative - Go Further Women, for the Diversity and Inclusion initiative at Shoppers/Loblaws from 2017- 2019. Prior to Shoppers, Ms. Firestone was Regional President of Emerging Markets Asia with Pfizer Inc (Shanghai and HK). She was also General Manager of the Established Products Business with Pfizer Canada, Country Manager with Pfizer Austria, VP Sales and VP of Government Affairs with Pfizer Canada. She currently sits on the Boards of Apotex, Orion Biotechnology and Prollenium Medical Technologies (private enterprises) and adMare BioInnovations.
Education:	Ms. Firestone obtained a Bachelor of Applied Science from the University of Guelph and completed the Pfizer Executive Leadership Program at Harvard Business School in 1999.
Public Directorships:	Cybin Inc. (CBOE/NYSE) from August 2021 to present (Lead Independent Director)
Memberships, designations & awards:

› Inducted into the Canadian Healthcare Marketing Hall of Fame, 2010

› Honored as one of 12 outstanding Canadian Women the Weizmann Institute, 2010

› Awarded the prestigious Queen's Golden Jubilee Medal, 2002

› Honored by the Montreal Board of Trade as an Exceptional Woman for business achievements, 2001

Membership	Attendance	Voting Results
Board HRCC (Chair) Audit Committee	15 out of 15 (100%) 4 out of 4 (100%) 9 out of 9 (100%)	✓ 2023 - 76.38% FOR ✓ 2022 - 83.75% FOR ✓ 2021 - 92.81% FOR

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Norma Beauchamp - Independent Director and Chair of the N&CGC
Ontario, Canada | Director since July 2018 | Age: 63
Areas of expertise: › Corporate governance and nominating › Global pharmaceutical executive › Healthcare › Health and wellness › Executive leadership › Patient advocacy
Current occupation:	Self-employed independent director
Business Experience:	Norma Beauchamp brings over three decades of experience in the corporate and non-profit sectors to her role having held senior leadership positions in Canada and Germany, including executive positions at Bayer and Sanofi. Ms. Beauchamp currently serves on the boards of Extendicare and HLS Therapeutics, and is the Regional Ambassador and Mentor with Women Get on Board. Formerly, Ms. Beauchamp was a director, chair of the corporate governance and compensation committees and a member of the audit committee of MedReleaf, and Chief Executive Officer of Cystic Fibrosis Canada. Throughout her career, she has been a patient advocate, working with patient and healthcare organizations to enhance access to care.
Education:	Ms. Beauchamp has completed the University of Toronto’s Rotman School of Management Directors Education Program and obtained a Bachelor of Business Administration in Marketing from Bishop’s University.
Public Directorships:

› HLS Therapeutics Inc. (TSX) from June 2021 to present

› Extendicare (TSX) from May 2019 to present

› Dialogue Health Technologies Inc. (TSX) from April 2020 to October 2023

› Acerus Pharma (TSX) from June 2015 to May 2020

› Quest Pharmatech (TSX) from January 2019 to April 2020

Memberships, designations & awards:	ICD.D. certification from the University of Toronto, Rotman School of Management (2010) BMO: Celebrating Women on Boards - 2021 Honouree
Membership	Attendance	Voting Results
Board N&CGC (Chair) Audit	15 out of 15 (100%) 4 out of 4 (100%) 9 out of 9 (100%)	✓ 2023 - 84.74% FOR ✓ 2022 - 83.50% FOR ✓ 2021 - 80.78% FOR ✓ 2020 - 87.95% FOR ✓ 2019 - 91.51% FOR ✓ 2018 - 95.74% FOR

Michael Singer - Independent Director
Quebec, Canada | Director since May 2016 | Age: 59
Areas of expertise: › Executive leadership › Strategic planning and execution › Finance › Mergers and acquisitions › Capital markets › Corporate governance
Current occupation:	Self-employed director
Business Experience:	Michael Singer has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He formerly acted as Aurora’s Interim CEO (February 2020 to September 2020) and Executive Chairman (until May 2021). In addition, he acted as the Chief Financial Officer of Nasdaq-listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company from May 2015 until July 2018. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp. Mr. Singer has held numerous independent director roles in Canadian public health care companies, and previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc. Since February 2023, he has been a director of the Children’s Starlight Foundation Canada.
Education:	Mr. Singer holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.
Public Directorships:	Metalite Resources Inc. (formerly RooGold Inc.) (CSE) from March 2022 to April 2023
Memberships, designations & awards:	CGA and CPA, Quebec Order of Chartered Professional Accountants
Membership	Attendance	Voting Results
Board	14 out of 15 (93%)	✓2023 - 85.30% FOR ✓ 2022 - 92.11% FOR ✓ 2021 - 92.13% FOR ✓ 2020 - 82.27% FOR ✓ 2019 - 80.79% FOR ✓ 2018 - 78.81% FOR ✓ 2017 - 92.61% FOR ✓ 2016 - 99.53% FOR

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Rajesh Uttamchandani - Independent Director
Ontario, Canada | Director since May 2024 | Age: 56
Areas of expertise: › Strategy development › Innovation › Human capital › Governance
Current occupation:	Self-employed director
Business Experience:

Rajesh (Raj) Uttamchandani has had a distinguished career, serving as an executive leader and board member for various public and private entities spanning industries, and a proven track record of increasing business performance and value through strategic planning, human capital, governance and innovation. He is a renowned executive and management consultant who has successfully strategized and executed pivotal transformations for global public organizations. Mr. Uttamchandani has also been instrumental in steering small to medium-sized, unicorn technology companies through periods of hyper-growth. His strategic insights and hands-on approach have consistently led to substantial business advancements and value creation.

Most recently, he was the Chief People Officer for ApplyBoard, an organization recognized as one of the fastest-growing technology companies in Canada. Previous roles include serving as Chief Operating Officer and Chief People Officer at MaRs Discovery District, North America’s largest urban innovation hub committed to advancing companies during their prime periods of growth and Chief Human Resources Officer and Managing Director at Zafin, a Global FinTech supporting modernization of the world’s Tier-1 banks.

Education:	Mr. Uttamchandani obtained his Master of Industrial Relations and Human Resources from University of Toronto, a Juris Doctor from Osgoode Hall Law School, and an L.L.M in Employment and Labour, also from Osgoode Hall Law School
Public Directorships:	LifeSpeak Inc. (TSX) from June 2023 to present
Memberships, designations & awards:	Mr. Uttamchandani holds an Institute of Corporate Director designation (ICD.D) and is a lawyer called to the Bar of Ontario.
Membership	Attendance	Voting Results
Board(1)	N/A(1)	N/A(1)

Note:
(1) Mr. Uttamchandani joined the Board on May 15, 2024, following completion of the financial year ended March 31, 2024.

   BOARD SKILLS/COMPETENCIES

The Nominating and Corporate Governance Committee (“N&CGC”) of the Board has identified the top competencies of the nominees for election as a director of the Company in the context of the below matrix.

Skill / Competency	Ron	Miguel	Chitwant	Theresa	Norma	Michael	Rajesh
Core Industry: Relevant experience in the cannabis industry, assessed based on tenure as follows: High: (4+ years), Medium: (2-4 years) Low: (1-2 years)	High	High	Medium	High	High	High	High
Leadership/Senior Executive: Experience in senior leadership roles (CEO or senior executive) in a public company or an organization of significant size or complexity. Assessed based on any relevant experience vs. tenure or level of experience (Yes or No)	Yes	Yes	Yes	Yes	Yes	Yes	Yes

For the below skills, level of expertise is assessed based on:

• High: Expert knowledge and can lead and facilitate detailed evaluation, debate and decision-making

• Medium: Proficient and can participate in evaluation, debate and decision-making

• Low: Understanding of basic concepts and general application of those concepts to facts and can participate at a high-level in discussion and debate, and feel comfortable with decision-making

Accounting and Finance: Experience in corporate finance, overseeing complex financial transactions, investment management, financial accounting and reporting, auditing, and internal controls.	Low	Medium	High	Medium	Low	High	Medium

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Skill / Competency	Ron	Miguel	Chitwant	Theresa	Norma	Michael	Rajesh
Strategic Planning: Experience in developing, implementing and delivering strategic business objectives in a large organization.	High	High	Medium	High	High	High	High
Capital Markets and M&A: Experience in global financial markets, investment banking and mergers and acquisitions.	Low	High	Medium	Low	Medium	High	Medium
Risk Management: Experience with risk management frameworks and controls, setting risk appetites, identifying and providing oversight of key business risk (both financial and non-financial) and emerging risks.	Low	Medium	Medium	High	Medium	Medium	Medium
International Markets: Current or former executive or advisory role in an overseas market or significant knowledge of overseas markets in which the company operates.	High	Medium	Medium	High	High	Low	High
Medical/Science/Pharma: Experience in a senior leadership role for a medical, science, or pharmaceutical organization, or degree in area.	Low	Low	Low	High	High	High	Medium
Manufacturing/Supply Chain: Experience in sourcing, manufacturing, supply chain, infrastructure management and logistics.	Medium	Medium	Low	Medium	Low	Low	High
Technology/ Cybersecurity: Experience in an executive role in the IT sector, or proven knowledge of digital, data management, technology and/or cyber security issues in large, complex organizations	Low	Low	Medium	Medium	Low	Low	Medium
Communications/Marketing: Experience in an executive role in the telecommunications, marketing or media industry, or prior role with responsibilities for marketing and communications or investor relations.	Low	High	Low	High	High	Low	High
Environmental, Social and Governance: Experience in sustainability matters, environmental issues, social issues (incl. H&S) and/or corporate governance principles and practices in a large organization.	Low	Low	Low	Medium	High	Medium	Medium
People and Culture: Experience in organizational culture and overseeing the operation of people management, succession planning, and setting strategy linked to executive compensation.	High	High	Medium	High	High	Medium	High

 Additional Disclosure Relating to Directors

None of the nominees proposed for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

 Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Within the 10 years preceding the date of this Information Circular, no proposed nominee for election as a director of the Company was a director, or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
(b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings;
(d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

 Majority Voting Policy

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The N&CGC will consider the resignation and make a recommendation to the Board on whether or not the resignation should be accepted. In considering the recommendation of the N&CGC, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the Toronto Stock Exchange (“TSX”). If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies. A copy of the Majority Voting Policy can be viewed on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

 Advance Notice Provision:

The Company’s Articles include advance notice provisions (the “Advance Notice Provision”) concerning nomination of directors for election by shareholders. The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA, or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

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The purpose of the Advance Notice Provision is to ensure that all shareholders, including those participating in a meeting by Proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders at which election of directors will be presented and sets forth the minimum information that a shareholder must include in the advance notice to the Company for it to be in proper written form.

The Advance Notice Provision also requires that all proposed director nominees deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary, is not comprehensive and is qualified by the full text of such provision in the Company’s Articles, which can be viewed on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

In accordance with the Advance Notice Provision, any additional director nominations for the Meeting must be received by the Company in compliance with the Company’s articles by no later than the close of business on July 10, 2024. If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth herein will be the only nominees eligible to stand for election.

Board Oversight Over Continued Enhancement of Internal Controls Over Financial Reporting (ICFR)

As we have navigated in an emerging industry with a multitude of challenges and as we right-sized the organization to better drive profitability and growth, the Company has reported material weaknesses in its ICFR. Remediating these continues to be a top priority for both the Audit Committee and the management team, and significant progress has been made to date.

1ERP: An important effort towards remediation has been the implementation of 1ERP across the organization. This is expected to solve many of the problems encountered which have led to the identification of material weaknesses in prior years. Discovery work for 1ERP began in fiscal 2023. Key priorities began in earnest in the 2nd quarter of fiscal 2024 and continued through fiscal 2024, with a number of key activities to be completed in fiscal 2025 and fiscal 2026. 1ERP will contribute to reducing material weaknesses by establishing standard processes and software applications, standard data definitions, one system of record for business transactions, and a foundation for streamlining M&A.

In addition to those efforts, in fiscal 2024, management, with oversight from the Audit Committee, implemented a number of business process and control improvements to address known control deficiencies and to continue to enhance the Company’s control environment, including:

✓  Continuing to improve controls over management’s review of Company data, information, assumptions and estimates.

✓   Modifying existing controls and implementing new controls that operated effectively to address known system limitations regarding assurance and segregation of duties.

✓   The ongoing implementation of ICFR within the Bevo Agtech Inc. business component.

Management, with oversight from the Audit Committee will continue to implement remediation measures related to the identified material weaknesses, with a continued focus on reducing the reliance on manual review procedures over data and information in key business processes, providing training to control owners, hiring additional staff to enable the performance of timely internal controls, and enhancement to business processes and controls as the Company continues to mature. The Company’s 1ERP transformation discussed above is a critical step to reducing dependency on manual review controls.

Additionally, management is actively working to improve the robustness of source data used in key assumptions and estimates, including data used in business and operational forecasting, and believes that the precision of assumptions and estimates will continue to improve as additional market and historical company data becomes available as the industry matures.

We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

Detailed information can be found in our financial statements and accompanying management discussion and analysis, which are available under our profile at www.sedarplus.ca.

The Board has made this a top priority and continues to focus on resolving these issues.

 ITEM 2: Appointment of Auditor

The Board recommends that Ernst & Young LLP (“Ernst & Young”) with offices at 1133 Melville Street, Suite 1900, Vancouver, BC, be appointed as auditor of the Company for the ensuing year. Ernst & Young is subject to the oversight of the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ (the “CSA”) National Instrument 52-108 - Auditor Oversight. Auditor independence is essential to the integrity of our financial statements and Ernst & Young has confirmed its status as independent within the meaning of the Canadian and US securities rules.

At the direction and under the supervision of the Company’s Audit Committee, the Company recently completed a comprehensive tender process for the selection of a successor external auditor. This process was designed to identify the optimal candidate considering multiple criteria, including capability, value for money and responsiveness. Effective June 25, 2024, the Audit Committee appointed Ernst & Young as auditor, following the resignation of the Company’s previous auditor, KPMG LLP (“KPMG”). KPMG was initially appointed by the Board on September 25, 2018 and was subsequently approved for appointment by the shareholders on November 30, 2018, serving as auditor through to conclusion of the Company’s audit for the fiscal year ended March 31, 2024. There were no “reportable events” between the Company and KPMG within the meaning of NI 51-102.

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In accordance with Section 4.11 of NI 51- 102, a notice of change of auditor (a “Notice”) was sent to KPMG and subsequently to Ernst & Young, each of which provided a letter to the securities regulatory authorities in each province where the Company is a reporting issuer stating that they agree with the statements included the applicable Notice. Pursuant to NI 51-102, the Company filed a reporting package (the “Reporting Package”) on SEDAR+ under the Company’s profile. The Reporting Package, which consists of the following is attached as Appendix “A” to this Information Circular:

(i)	Notice of Change of Auditor filed on May 1, 2024 with respect to KPMG’s resignation;
(ii)	Letter from KPMG as predecessor auditor filed on May 1, 2024;
(iii)	Notice of Change of Auditor filed on June 26, 2024 with respect to Ernst & Young’s appointment;
(iv)	Letter from Ernst & Young as successor auditor filed on June 26, 2024; and
(v)	Letter from KPMG as predecessor auditor filed on June 26, 2024.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit services rendered to the Company to ensure auditor independence. The aggregate fees billed by former auditor, KPMG, at the end of the March 31, 2024 financial year are as follows:

Financial Period Ending	Audit Fees ($)(2)	Audit Related Fees ($)(3)	Tax Fees ($)(4)	All Other Fees ($)(5)
2024	3,536,677	-	271,887	-
2023(1)	3,388,832	-	356,438	-

Notes

1)	The Company changed its financial year end from June 30 to March 31 for the 2023 fiscal year and, as such, the figures represented above are applicable to a truncated fiscal year consisting of three quarters ended March 31, 2023.
2)	“Audit Fees” includes fees for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters.
3)	Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under (1).
4)	“Tax Fees” includes fees for tax compliance and tax advice.
5)	“All Other Fees” refers to fees for ad hoc projects, which include reviews of prospectus and financing documents.

Audit Committee and Relationship with Auditor

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the review of financial information, which will be provided to the shareholders and the public, the establishment and maintenance of internal controls across the organization, and oversight of the audit process. The Audit Committee has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company. The Audit Committee’s charter is attached as Schedule “A” to the 2024 AIF, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

The members of the Audit Committee as of the fiscal year ended March 31, 2024 were Chitwant Kohli (Chair), Ron Funk, Norma Beauchamp and Theresa Firestone. All members of the Audit Committee are independent. National Instrument 52-110 - Audit Committees (“NI 52-110”) requires the Company to annually disclose certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. Please refer to the 2024 AIF, which contains information about the Company’s Audit Committee and the Company’s relationship with predecessor auditor, KPMG as related to the financial year ended March 31, 2024 and the nine-month financial period ended March 31, 2023.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint Ernst & Young to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration as such.

✓	The Board proposes that ERNST & YOUNG be appointed as auditor OF THE COMPANY and recommends that you vote for the appointment of ERNST & YOUNG as our auditor. You may vote for the appointment OF ERNST & YOUNG AS our auditors or withhold your vote. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the appointment of ERNST & YOUNG as the Company’s auditor.

Introduction to Equity Plan Amendments

At the Meeting, shareholders will be asked to approve amendments to the Company’s Restricted Share Unit Plan (“RSU Plan”), Performance Share Unit Plan (“PSU Plan”), Deferred Share Unit Plan (“DSU Plan”) and Share Option Plan (“Option Plan”).

The proposed amendments result in a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate.

These amendments were thoughtfully considered by the HRCC and the Board in order to ensure alignment with our shareholders and the policies of proxy advisors, ISS and Glass Lewis, while also accommodating the Company’s anticipated equity compensation awards over the ensuing periods. We believe that a 9.5% global cap is both reasonable and responsible for the Company given its size.

An overview of each of the proposed amendments is included below, and the plans can be found on our website at https://www.auroramj.com/investors/corporate-governance/.

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✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENTS TO THE EQUITY COMPENSATION PLANS OUTLINED IN THE FOLLOWING SECTIONS

ITEM 3: Amendment to Restricted Share Unit Plan

At the Company’s annual general and special meeting held on November 13, 2017 (the “2017 Meeting”), shareholders approved the adoption of the Company’s RSU Plan, which was last amended by shareholders at the annual general and special meeting held on November 14, 2022 (the “2022 Meeting”). The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire restricted share units ("RSUs") of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders.

Amendments Requiring Shareholder Approval at the Meeting

On May 28, 2024, the HRCC approved, subject to shareholder approval at the Meeting, an amendment to the RSU Plan such that the maximum number of Common Shares made available for the RSU Plan be increased from 4% to 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% (increased from 7.5%) of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% (increased from 4%) may be in the form of RSUs, PSUs or DSUs in aggregate.

In addition, this amendment increases the maximum number of Common Shares issuable to insiders, at any time, and issued to insiders, within any one-year period, under the RSU Plan, together with all other equity compensation plans in aggregate, from 7.5% to 9.5%.

This amendment is being put in place to accommodate the Company’s anticipated equity compensation awards over the ensuing periods, while ensuring alignment with our shareholders and the policies of proxy advisors, ISS and Glass Lewis. Please refer to the disclosure in the section entitled “Compensation Discussion and Analysis” in this Information Circular for more information on how the Company utilizes RSUs as part of its compensation practices.

A summary of the material terms of the RSU Plan, as amended, is set out below and a complete copy of the RSU Plan, as amended, can by found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the RSU Plan.

Summary of the RSU Plan

Nature and Administration of the RSU Plan - All Participants (as defined below) of the Company and its related entities are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Board or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant’s account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Participants - Under the RSU Plan, a Participant is an eligible director, consultant, or employee of the Company to whom RSUs are granted.

Maximum Number of Shares - The maximum number of Common Shares made available for the RSU Plan shall not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate, and subject to shareholder approval at the Meeting. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security-based compensation arrangements shall not, at any time, exceed 9.5% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to RSUs and all other security-based compensation arrangements, within a one-year period, shall not exceed 9.5% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed award of the applicable RSUs.

Maximum Non-Employee Director Security-Based Compensation - The aggregate value of security- based compensation granted to any one Non-Employee Director in any calendar year under all Security Based Compensation Arrangements of the Company shall not exceed $150,000, no more than $100,000 of which may be granted in the form of stock options.

Restricted Period - The restricted period is subject to the discretion of the Board. The term “Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive RSUs as determined by the Committee, in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

Termination with Cause - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination with cause of a Participant during the Restricted Period, any RSUs held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination with cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

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Termination without Cause - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination without cause of a Participant during the Restricted Period, any RSUs held by the Participant shall cease vesting after Termination, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination without cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Retirement or Early Retirement - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of a Participant during the Restricted Period, any RSUs held by the Participant shall vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the date of the applicable Restricted Share Unit Grant Letter and the Retirement Date by the total number of months between the date of the applicable Restricted Share Unit Grant Letter and the end of the Restricted Period, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Death or Disability of Participant - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue Common Shares for each vested RSU, to the RSU Plan Participant or legal personal representatives of the RSU Plan Participant forthwith in full satisfaction thereof.

Non-Assignable - Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a Participant is assignable or transferable.

Adjustments - In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and
(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

Change of Control - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of a Change of Control, all RSUs outstanding shall vest or be deemed to have vested immediately prior to the Change of Control and be forthwith settled by the issuance of applicable Common Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Amendments Requiring Shareholder Approval - Any amendment, modification or change to the provisions of the RSU Plan, which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;
(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;
(c)	reduce the range of amendments requiring shareholder approval contemplated in this section;
(d)	permit RSUs to be transferred other than for normal estate settlement purposes;
(e)	change Insider participation limits;
(f)	modify the prescribed NED limits within the RSU Plan; or
(g)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

Amendments or Termination without Shareholder Approval - The Committee may from time to time in the absolute discretion of the Committee, without further shareholder approval, amend, modify and change the provisions of the RSU Plan, including, without limitation:

(a)	amendments of a housekeeping nature; and
(b)	changes to the Restricted Period of any RSU.

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Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Restricted Share Unit Plan of the Company (the “RSU Plan”) be amended such that the maximum number of Common Shares available for issuance thereunder shall not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global limit of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in form of full value awards (RSUs, PSUs, and DSUs) in aggregate;
2.	the RSU Plan be amended such that the maximum number of Common Shares issuable to Insiders, at any time, and issued to Insiders, within any one-year period, under the RSU Plan, together with all other equity compensation plans in aggregate, be increased from 7.5% to 9.5% of the Company’s issued and outstanding Common Shares;
3.	all currently available and unallocated rights and other entitlements issuable pursuant to the RSU Plan be and are hereby approved and authorized for grant until August 9, 2027; and
4.	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the RSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive RSUs under the plan may also vote on this resolution.

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE RESTRICTED SHARE UNIT PLAN.

ITEM 4: Amendment to Performance Share Unit Plan

At the Company’s annual general and special meeting held on November 12, 2020 (the “2020 Meeting”) shareholders approved the adoption of the Company’s PSU Plan, which was last amended by shareholders at the 2022 Meeting. The addition of this type of long-term incentive was made to ensure alignment with the Company’s evolving compensation objectives and to provide compensation that is conditional on the achievement of predetermined performance criteria.

Amendment Requiring Shareholder Approval at the Meeting

On May 28, 2024, the HRCC approved, subject to shareholder approval at the Meeting, an amendment to the PSU Plan such that the maximum number of Common Shares made available for the PSU Plan be increased from 4% to 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% (increased from 7.5%) of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% (increased from 4%) may be in the form of RSUs, PSUs or DSUs in aggregate.

In addition, this amendment: (i) increases the maximum number of Common Shares issuable to any one participant under the PSU Plan, together with all other equity compensation plans in aggregate, from 7.5% to 9.5%; and (ii) increases the maximum number of Common Shares issuable to insiders, at any time, and issued to insiders, within any one-year period, under the PSU Plan, together with all other equity compensation plans in aggregate, from 7.5% to 9.5%.

This amendment is being put in place to accommodate the Company’s anticipated equity compensation awards over the ensuing periods, while ensuring alignment with our shareholders and the policies of proxy advisors, ISS and Glass Lewis. Please refer to the disclosure in the section entitled “Compensation Discussion and Analysis” in this Information Circular for more information on how the Company utilizes PSUs as part of its compensation practices.

A summary of the material terms of the PSU Plan, as amended, is set out below and a complete copy of the PSU Plan, as amended, can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the PSU Plan.

Summary of the PSU Plan

Administration - The PSU Plan is administered by the HRCC, which is responsible for establishing the performance conditions or measures for the grant of PSUs to Participants, including the Entitlement Date.

Eligible Participants - A “Participant” means an eligible consultant or employee to whom PSUs are granted. The HRCC will from time to time determine the Participants who may participate in the Plan and will, from time to time, determine the Participants to whom PSUs will be granted and the provisions, performance conditions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the HRCC deems appropriate and relevant.

Maximum number of Common Shares - The aggregate maximum number of Common Shares reserved for issuance from treasury under the PSU Plan, subject to adjustment in accordance with the PSU Plan, will not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs, or DSUs in aggregate, and subject to shareholder approval at the Meeting. The maximum aggregate number of Common Shares:

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(a)	which may be reserved for issuance to any one Participant under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 9.5% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis);
(b)	which may be issuable to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 9.5% of the Common Shares issued and outstanding on the grant date (on a non-diluted basis); and
(c)	which may be issued to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve-month period will not exceed 9.5% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

Settlement of PSUs - The Company will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Company (or any of its affiliates), for the settlement of PSUs by either:

(a)	the issuance of Common Shares to the Participant in an amount equal to the number of PSUs being settled, or
(b)	a payment in cash to the Participant equal to the Market Price of a Common Share on the Entitlement Date multiplied by the number of Performance Share Units being settled,

in each case (in the case of PSUs that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio, being the percentage, ranging from 0% to 150% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the grant letter evidencing such PSU award.

“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Common Shares are not then listed and posted for trading on the TSX, the Market Price will be the fair market value of such Common Shares as determined by the Board in its sole discretion.

Death or Disability of Participant - Unless the Board determines otherwise, a Participant’s Entitlement Date will be accelerated as follows: (a) in the event of the death of the Participant, the Participant’s Entitlement Date will be the date of death; and (b) in the event of the total disability of the Participant, the Participant’s Entitlement Date will be the date on which the Participant becomes totally disabled. In the event the Participant’s Entitlement Date is accelerated as a result of the death or total disability of the Participant, in the case of PSUs that are subject to performance conditions or measures, unless the Board determines otherwise, the Achieved Performance Ratio will be calculated on the actual performance achievement realized at the time of death or disability.

Termination Provisions - In the event of the Termination with cause of a Participant prior to the Entitlement Date, any PSUs held by the Participant will immediately terminate and be of no further force or effect, provided that the HRCC has the absolute discretion to waive such termination. In the event of the Termination without cause of a Participant prior to the Entitlement Date, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated on the actual performance achievement realized at the time of Termination.

Retirement Provisions - In the event of Retirement of the Participant, the Participant’s Entitlement Date will not be altered. In the event of Early Retirement of the Participant, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated by dividing the number of months that have elapsed between the applicable grant date and the Retirement Date by the total number of months between the Grant Date and the Entitlement Date.

Non-Assignable - Except as otherwise may be expressly provided for under the PSU Plan or pursuant to a will or by the laws of descent and distribution, no PSU and no other right or interest of a Participant is assignable or transferable.

Change of Control Provisions - In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Company terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “triggering event” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Company) (the “Triggering Event”), then on the date of such Triggering Event (the “Early Measurement Date”), the PSUs outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such PSUs or the full value of such PSUs (as determined in the absolute discretion of the Board) and (ii) the Applicable Pro-Ration Factor; and
(a)	the Participant is not an Eligible Employee of the Company, then all Performance Share Units outstanding and held by the Participant will immediately vest.

Amendments requiring Shareholder Approval - Any amendments, modifications or changes to the provisions of the PSU Plan (including any grant letters) which would:

(a)	materially increase the benefits under the PSU Plan;
(b)	modify rights of shareholders;
(c)	increase the number of Common Shares which may be issued pursuant to the PSU Plan;
(d)	modify the requirements as to eligibility for participation in the PSU Plan, or
(e)	make any amendment to increase the ability of the Board to amend the Plan without shareholder approval,

will only be effective upon such amendment, modification or change being approved by the shareholders of the Company, if required, by the TSX and any other Stock Exchange or regulatory authority having jurisdiction over the securities of the Company.

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Amendments without Shareholder Approval - The HRCC may from time to time in its absolute discretion amend, modify and change the provisions of the PSU Plan (including any grant letters) without shareholder approval, including, without limitation, amendments of a housekeeping nature, changes to the Entitlement Date of any PSUs.

Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Performance Share Unit Plan of the Company (the “PSU Plan”) be amended such that the maximum number of Common Shares available for issuance thereunder shall not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global limit of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in form of full value awards (RSUs, PSUs, and DSUs) in aggregate;
2.	the PSU Plan be amended such that the maximum number of Common Shares issuable to Insiders, at any time, and issued to Insiders, within any one-year period, under the PSU Plan, together with all other equity compensation plans in aggregate, be increased from 7.5% to 9.5% of the Company’s issued and outstanding Common Shares;
3.	the PSU Plan be amended such that the maximum number of Common Shares issuable to any one Participant under the PSU Plan, together with all other equity compensation plans in aggregate, be increased from 7.5% to 9.5% of the Company’s issued and outstanding Common Shares;
4.	all currently available and unallocated rights and other entitlements issuable pursuant to the PSU Plan be and are hereby approved and authorized for grant until August 9, 2027; and
5.	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the PSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive PSUs under the plan may also vote on this resolution.

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE PERFORMANCE SHARE UNIT PLAN.

ITEM 5: Amendment to Deferred Share Unit Plan

At the November 30, 2018 annual general and special meeting, shareholders approved the adoption of the DSU Plan, which was last amended at the 2022 Meeting. The purpose of the DSU Plan is to provide non-employee directors with the opportunity to receive equity-based compensation and incentives, thereby (i) increasing the proprietary interests of the Eligible Persons in the Company, (ii) aligning the interests of such Eligible Persons with the interests of the Company’s shareholders (iii) encouraging such Eligible Persons to remain associated with the Company, and (iv) substituting equity-based compensation for cash-based compensation.

Amendments Requiring Shareholder Approval at the Meeting

On May 28, 2024, the HRCC approved, subject to shareholder approval at the Meeting, an amendment to the DSU Plan such that the maximum number of Common Shares made available for the DSU Plan shall not exceed 1% (no change) of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% (increased from 7.5%) of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% (increased from 4%) may be in the form of RSUs, PSUs or DSUs in aggregate. For greater certainty, there is no change to the 1% limit imposed by the DSU Plan.

In addition, this amendment increases the maximum number of Common Shares issuable to insiders, at any time, and issued to insiders, within any one-year period, under the DSU Plan, together with all other equity compensation plans in aggregate, from 7.5% to 9.5%.

This amendment is being put in place to accommodate the Company’s anticipated equity compensation awards over the ensuing periods, while ensuring alignment with our shareholders and the policies of proxy advisors, ISS and Glass Lewis.

The HRCC also approved, subject to shareholder approval at the Meeting, an amendment to the DSU Plan whereby the 90-day redemption period for retiring directors be extended to 180 days.

Please refer to the disclosure below and in the section entitled “Compensation Discussion and Analysis - Director Compensation - Non-Executive Directors” in this Information Circular for more information on how the Company utilizes DSUs as part of its director compensation practices.

A summary of the DSU Plan, as amended, is set out below and a complete copy of the DSU Plan, as amended, is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. Capitalized terms used, but not defined herein have the meaning ascribed to them in the DSU Plan.

Summary of the DSU Plan

Administration of Plan - The HRCC administers the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation or otherwise awarded by the Board of Directors will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable or discretionary grant is made. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. “Share Price” is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be. Fractional Common Shares will not be issued, and any fractional entitlements will be rounded down to the nearest whole number. In addition to the DSUs granted as part of a director’s Annual Base Compensation, the Board may also, from time to time and in its sole discretion, grant one or more awards of DSUs to directors on terms and conditions consistent with the DSU Plan.

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Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the date which is 180 days following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A, or (ii) within 180 days of the U.S. Eligible Participant’s death.

Redemptions of DSUs under the DSU Plan may be (i) in Common Shares issued from treasury (subject to the shareholder approval being sought at this Meeting), (ii) Common Shares purchased by the Company on the open market for delivery to the former non-employee director, or (iii) settled in cash (at the Share Price) or any combination of the foregoing, as determined by the Board in its sole discretion.

Maximum Number of Common Shares Issuable for DSUs - DSUs may be granted by the Company in accordance with the DSU Plan provided the number of Common Shares issuable pursuant to the DSUs outstanding pursuant to the DSU Plan from time to time shall not exceed 1% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 9.5% of the total number of outstanding Common Shares, of which no more than 5% may be in the form of RSUs, PSUs, or DSUs in aggregate. Further, the aggregate number of shares that may be issued to insiders pursuant to the DSU Plan and all other security-based compensation arrangements of the Company, within any 12-month period may not exceed 9.5% of the Common Shares outstanding at the beginning of such 12-month period.

Transferability - No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Maximum Non-Employee Director Security-Based Compensation - The aggregate value of security- based compensation granted to any one Non-Employee Director in any calendar year under all Security Based Compensation Arrangements of the Company shall not exceed $150,000, no more than $100,000 of which may be granted in the form of stock options.

Amendments Requiring Shareholder Approval - Shareholder approval shall be obtained for any amendment:

(a)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;
(b)	to modify the prescribed NED limits within the DSU Plan;
(c)	to modify the amendment provisions of the DSU Plan; or
(d)	to expand the definition of “Participant”.

Amendments Without Shareholder Approval - The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in applicable laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan; or
(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan.

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Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Deferred Share Unit Plan of the Company (the “DSU Plan”) be amended such that the maximum number of Common Shares available for issuance thereunder shall not exceed 1% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in form of full value awards (RSUs, PSUs, and DSUs) in aggregate;
2.	the DSU Plan be amended such that the maximum number of Common Shares issuable to Insiders, at any time, and issued to Insiders, within any one-year period, under the DSU Plan, together with all other equity compensation plans in aggregate, be increased from 7.5% to 9.5% of the Company’s issued and outstanding Common Shares;
3.	the DSU Plan be amended such that the 90-day redemption period for retiring directors be extended to 180 days;
4.	all currently available and unallocated rights and other entitlements issuable pursuant to the DSU Plan be and are hereby approved and authorized for grant until August 9, 2027; and
5.	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the shares voted, in person or by Proxy, on the resolution. As the DSU Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive DSUs under the plan may also vote on this resolution.

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE DEFERRED SHARE UNIT PLAN.

ITEM 6: Amendment to Share Option Plan

At the 2017 Meeting, shareholders approved the adoption of the Option Plan, which was last amended by shareholders at the 2022 Meeting.

Amendments Requiring Shareholder Approval at the Meeting

On May 28, 2024, the HRCC approved, subject to shareholder approval at the Meeting, an amendment the Option Plan such that the maximum number of Common Shares made available for the Option Plan shall not exceed 9.5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% (increased from 7.5%) of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% (increased from 4%) may be in the form of RSUs, PSUs or DSUs in aggregate.

In addition, this amendment increases the maximum number of Common Shares issuable to insiders, at any time, and issued to insiders, within any one-year period, under the Option Plan, together with all other equity compensation plans in aggregate, from 7.5% to 9.5%.

This amendment is being put in place to accommodate the Company’s anticipated equity compensation awards over the ensuing periods, while ensuring alignment with our shareholders and the policies of proxy advisors, ISS and Glass Lewis. Please refer to the disclosure in the section entitled “Compensation Discussion and Analysis” in this Information Circular for more information on how the Company utilizes stock options (“Options”) as part of its compensation practices.

A summary of the material terms of the Option Plan, as amended, is set out below and a complete copy of the Option Plan, as amended, can by found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. Capitalized terms used but not defined in this section of the Information Circular shall have the meanings ascribed thereto in the Option Plan.

Summary of the Option Plan

Eligible Persons - Options may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the Option Plan (an “Eligible Person”).

Restriction on Option Grants to Insiders - The Option Plan is subject to restrictions that:

(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 9.5% of the issued Common Shares within any 12-month period;
(b)	the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 9.5% of the Company’s issued Common Shares; and
(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator - The Board is authorized to interpret the Option Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the terms of the Option Plan. The interpretation and construction of any provision of the Option Plan by the Board shall be final and conclusive. Administration of the Option Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

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Maximum Number of Shares Issuable - The number of Common Shares issuable under the Option Plan may not exceed 9.5% of the total number of issued and outstanding Common Shares from time to time. In addition:

(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and under any other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 9.5% of the issued and outstanding Common Shares as at the date of grant of each Option pursuant to the Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.
(b)	The aggregate number of Common Shares, which may be issuable at any time pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders, shall not exceed 9.5% of the Common Shares outstanding at the date of grant of an Option.
(c)	The aggregate number of Common Shares, which may be issued pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period, shall not exceed 9.5% of the Common Shares then outstanding.

Exercise Price - The Board shall determine the exercise price per Common Share at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options - Options granted pursuant to the Option Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board and may be made subject to performance conditions as the Board may determine at the time of grant of such Options.

Term of Options - Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of grant of the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

Termination of Options - Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

Retirement or Early Retirement - In respect of Retirement or Early Retirement of an Optionee, unless determined otherwise by Board:

(b)	in the event of the Retirement of an Optionee, any Options granted to the Optionee will continue to vest without altered vesting terms; and
(c)	in the event of the Early Retirement of an Optionee, any Options granted to the Optionee will vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the applicable grant date and the date of Retirement by the total number of months between the grant date and the vesting date.

Assignability or Transferability of Options - Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Restrictions on Option Grants to Non-Employee Directors - The aggregate value of security-based compensation granted to any one Non-Employee Director in any calendar year under all Share Compensation Arrangements of the Company shall not exceed $150,000, no more than $100,000 of which may be granted in the form of Options.

Black-Out Period - In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of Option Plan - Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the Option Plan and any applicable rules of the TSX, the Board may, from time to time, amend or revise the terms of the Option Plan (including Options granted thereunder) or may discontinue the Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect the Optionee’s rights under any Option theretofore granted under the Option Plan.

Amendments Requiring Shareholder Approval - The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan (including Options granted thereunder):

(a)	any amendment to the Option Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the Option Plan;
(b)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;

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(c)	amendments to the prescribed NED limits within the Option Plan;
(d)	the addition of any form of financial assistance;
(e)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;
(f)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;
(g)	any amendment to the Option Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;
(h)	any amendment that reduces the exercise price or permits the cancellation and re-issuance of Options;
(i)	any amendment that extends Options beyond the original Option Period of such Options;
(j)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and
(k)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the amending provisions of the Option Plan;

Amendments Without Shareholder Approval - The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Option Plan (including Options granted thereunder) that are not of the type contemplated in the Option Plan above, including, without limitation:

(a)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;
(b)	the addition of or a change to vesting provisions of a security or the Option Plan;
(c)	the addition of a cashless exercise feature; and
(d)	a change to the termination provisions of a security or the Option Plan that does not entail an extension beyond the original Option Period.

Notwithstanding the provisions of the Option Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated pursuant to the Option Plan to the extent such approval is required by any applicable law or regulations.

Shareholder Approval Required

At the Meeting, shareholders will be asked to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED that:

1.	the Share Option Plan of the Company (the “Option Plan”) be amended such that the maximum number of Common Shares available for issuance thereunder shall not exceed 9.5% of the issued and outstanding Common Shares of the Company, subject to a global limit of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate;
2.	the Option Plan be amended such that the maximum number of Common Shares issuable to Insiders, in any period, and issued to Insiders, within any one-year period, under the Option Plan, together with all other equity compensation plans in aggregate, be increased from 7.5% to 9.5% of the Company’s issued and outstanding Common Shares;
3.	all currently available and unallocated Options issuable pursuant to the Option Plan be and are hereby approved and authorized for grant until August 9, 2027; and
4.	any one officer or director of the Company is authorized and directed to execute and deliver, under corporate seal or otherwise, all such documents and instruments and to do all such acts as in the opinion of such officer or director may be necessary or desirable to give effect to these resolutions.”

To pass, the resolution must be approved by a majority vote of the Common Shares voted, in person or by Proxy, on the resolution. As the Option Plan contains prescribed limits on participation in the plan by insiders of the Company, any shareholder who is an insider and who may receive Options under the plan may also vote on this resolution.

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE AMENDMENT TO THE OPTION PLAN.

ITEM 7: Renewal of Shareholder Rights Plan

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve the ordinary resolution (as set forth below), renewing and reconfirming the shareholder rights plan (“Rights Plan”) originally approved by the shareholders on November 30, 2018, and last renewed on November 12, 2021. If the Rights Plan is approved at the Meeting, it will be effective until the close of business of the annual general meeting of the Company to be held in 2027, unless it is reconfirmed at such meeting or it is otherwise terminated in accordance with its terms. If the Rights Plan is not approved at the Meeting, it will expire at the close of business on the date of the Meeting (unless earlier terminated in accordance with its terms).

Objectives

The overall objective of the Rights Plan is to discourage unfair take-over tactics and to give the Board time, if appropriate, to pursue alternatives with a view to maximizing shareholder value in the event that an unsolicited take-over bid is made for the Company. By creating the potential for substantial dilution of a bidder’s Common Shares, the Rights Plan encourages a bidder to proceed by way of a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan) or to approach the Board with a view to entering into a negotiated transaction. The Permitted Bid and Competing Permitted Bid provisions allow bidders to take take-over bids directly to all Shareholders and are therefore intended to preserve the rights of shareholders to consider such bids on a fully informed basis.

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In determining to renew the Rights Plan, the Board considered that under the existing legislative framework governing take-over bids in Canada, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•	protecting against ‘‘creeping bids’’ (the accumulation of more than 20% of the common shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada that may not be formally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and
•	preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

By applying to all acquisitions of 20% or more of the common shares, except in limited circumstances including Permitted Bids, the Rights Plan is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Company or its shareholders. Shareholders may also feel compelled to tender their shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the company. This is particularly so in the case of a partial bid for less than all the Common Shares.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the BCBCA, the Company’s governing corporate statute, to promote a change in the management or direction of the Company and will have no effect on the rights of holders of the Company’s Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation. The Rights Plan is not expected to interfere with the day-to-day operations of the Company. In addition, the Rights Plan is initially not dilutive. However, if a ‘‘Flip-in Event’’ (described below) occurs and the Rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Board Recommendation

The Board has determined that it is advisable and in the best interests of the Company and its shareholders that the Company continues to have the Rights Plan in place. It is not the intention of the Board, in recommending the continuation of the Rights Plan to either secure the continuance of the directors or management of the Company or to preclude a take-over bid for control of the Company. The Rights Plan provides that shareholders may tender to take-over bids which meet the Permitted Bid criteria. Furthermore, even in the context of a takeover bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board will be obligated to act honestly and in good faith with a view to the best interests of the Company.

Summary of Rights Plan

The following is a summary of the principal terms of the Rights Plan.

Effective Time: The effective time of the Rights Plan is at 12:01 a.m. on August 9, 2024.

Term: The Rights Plan will remain in effect until the conclusion of our annual general meeting in 2027, subject to reconfirmation at this Meeting.

Issuance of Rights: At the Effective Time, one right (a “Right”) is issued and attached to each outstanding common share and has and will attach to each common share subsequently issued.

Rights Exercise Privilege: The Rights will separate from the Common Shares and will be exercisable ten trading days (the “Separation Time”) after the earlier of (i) the first date of a public disclosure by the Company or an Acquiring Person of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement or disclosure of the intent of any person to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid; and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as a Permitted Bid or Competing Permitted Bid, as applicable.

The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a ‘‘Flip-in Event’’. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase from the Company that number of Common Shares as have an aggregate Market Price on the date of occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted subject to the terms of the Rights Plan).

Certificates and Transferability: Prior to the Separation Time, the Rights are evidenced by the registered ownership of the Common Shares (whether or not evidenced by a certificate representing Common Shares) issued from and after the Effective Time and are not to be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate certificates that will be transferable and traded separately from the common shares.

Permitted Bid Requirements: The requirements for a Permitted Bid include the following:

A.	the take-over bid must be made to all holders of record of common shares, other than the bidder;
B.	the take-over bid must contain the following irrevocable and unqualified conditions:
a.	no Common Shares shall be taken up or paid for:
i.	prior to the Close of Business on a date that is not less than 105 days following the date of the Take-over Bid or such shorter minimum period that a take-over bid that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104 must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

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ii.	unless, at the Close of Business on the date Voting Shares and/or Convertible Securities are first taken up or paid for under such Take-over Bid, more than 50% of the then Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;
C.	unless the take-over bid is withdrawn, securities deposited or tendered pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and
D.	in the event that the deposit condition set forth in subsection B(i)(b) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares and/or Convertible Securities for not less than 10 days from the date of such public announcement.

The Rights Plan also allows for a competing Permitted Bid (a ‘‘Competing Permitted Bid’’) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except for those set out in B.(i)(a) above.

Waiver: The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an ‘‘Exempt Acquisition’’) where the take-over bid is made by a take-over bid circular to all the holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the company made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption: The Board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.00001 per common share. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment: The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors: The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors: Investment advisors (for fully managed accounts), mutual funds, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

The Rights Plan can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/

Shareholder Approval Required

At the Meeting, the Company asks our shareholders to pass an ordinary resolution, with or without variation, as follows:

“BE IT RESOLVED THAT:

1.    the Shareholder Rights Plan as set forth in the Rights Agreement between the Company and Computershare Trust Company of Canada, as described in the Information Circular of the Company dated June 26, 2024 is hereby approved, confirmed and ratified and the Company is authorized to issue Rights pursuant thereto; and

2.    the making on or prior to the date hereof of any other amendments to the Shareholder Rights Plan as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved.”

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE RENEWAL OF THE SHAREHOLDER RIGHTS PLAN.

ITEM 8: SAY-ON-PAY

At the Meeting, shareholders will have the opportunity to consider and vote on a non-binding advisory resolution to approve the compensation of the Company’s named executive officers (each a “NEO”), as described in this Information Circular under the heading “Compensation Discussion & Analysis (“CD&A”). This advisory resolution, commonly known as a “say-on-pay” resolution, gives our shareholders the opportunity to express their views on our NEOs’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Information Circular. The Board has determined to hold such votes on an annual basis but will reassess the frequency of the vote annually.

The say-on-pay vote is advisory and, therefore, not binding on the Company. However, it provides the Board and the HRCC with important information regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Board and the HRCC take into consideration when determining executive compensation for the future.

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We value the opinions of our shareholders. To the extent there is any significant vote against the NEO compensation as disclosed in this Information Circular, we may communicate directly with shareholders to understand their concerns that influenced the vote. In all events, we will consider our shareholders’ concerns and will share them with the HRCC, which will evaluate whether any additional actions are necessary or appropriate to address those concerns.

Last year, shareholders voted 50.78% in favour of the say-on-pay resolution. The requirement for the resolution to carry at the meeting is a majority of votes cast, and compared to the vote requirement, the resolution passed. However, it is clear that a significant portion of our shareholders expressed concerns which, based on feedback received, continues to be related to a disconnect between pay and performance.

HRCC Response

Ensuring the top talent is in place to continue to lead Aurora in meeting its strategic objectives is a top priority for the HRCC. Over the past year, Miguel Martin and his team have again demonstrated that the right leadership team is in place to continue to drive industry-leading growth and to build long-term value for our shareholders.

As you will see discussed throughout this Information Circular, the team has remained laser-focused on stabilizing the business and becoming profitable and, as a result of these efforts, the Company has been able to weather much of the challenges that most in the cannabis industry have and continue to face. We feel it’s important to re-iterate here the impact that they have had on turning the Company around and differentiating itself from its peers.

For example:

✓    This year, they strategically repaid the balance of outstanding convertible debt, representing a significant milestone for the cannabis business becoming debt-free. Nearly $465 million in convertible debt was repaid in total over the past few years, which also saved the Company millions of dollars in interest. This is a significant accomplishment and was also done at a time when the Company was undergoing major restructuring, which truly speaks to management’s track record of financial diligence.

✓   They have continued to maintain one of the strongest balance sheets in the industry, with approximately $180 million in cash available as of the recently completed year end, including an additional $396.4 million available under the existing shelf prospectus.

✓   They have continued to place a strong emphasis on Aurora’s medical cannabis strategy, evidenced by a 20% year-over-year increase in global medical cannabis revenue and by Aurora’s #1 leadership position in the Canadian medical market.

✓   They continued to focus on science and innovation, which led to improvements in yield, potency and disease resistance, and the launch of several new products to market, including Honour, Sourdough Shortcuts and Tasty’s.

✓  They completed the acquisition of MedReleaf Australia, driving further global growth, including access to the New Zealand market, and margin improvements that align Australia with Aurora’s other medical markets, with adjusted gross margins exceeding the target of 60%.

✓   They contributed to the efforts in Germany, and with a leadership position in the German medical market, we are excited about the impact that legalization will have for Aurora’s business when commercial production, manufacturing and retail sales are permitted.

✓   Across Europe, they have continued to work tirelessly to expand access to cannabis in emerging markets like Poland, France and the UK. For example, last quarter Aurora launched five new products into key European markets, onboarded new wholesalers to widen its distribution channels, and worked closely with governments and regulators to increase patient access and drive regulatory change.

We are also pleased with the recent appointment of Simona King as Chief Financial Officer. Ms. King brings over 25 years of progressive finance leadership experience, with deep business knowledge and proven success with global and emerging organizations. She served nearly 20 years with Bristol Myers Squibb, where she held increasingly senior finance roles and enabled the company's growth strategy. We believe that her deep operational and financial knowledge, combined with her extensive experience across many corporate functions and deep commitment to developing talent, make her uniquely positioned to help lead Aurora into its next phase of growth and to build long-term value for our shareholders.

While stock valuations for the entire sector remain depressed, we believe Aurora is in a position of strength and leading the way in improving performance and approaching profitability, thanks to this team now in place.

The decline and overall volatility in our stock price over recent years, much like our peers, has an obvious impact on pay-for-performance alignment and in particular how that is assessed by proxy advisory firms, ISS and Glass Lewis. While we can’t control the volatility of the stock market, we feel strongly that the Board has taken responsible steps to align the management team with Aurora’s strategic direction to support long-term value creation for our shareholders, and to ensure that a majority of compensation for our leadership team is at risk.

2024 Executive Compensation Design - Majority of Pay “At-Risk”

As discussed last year, a new executive compensation program was recommended by the HRCC and came into effect for fiscal 2024.

✓   75% of NEO compensation is at-risk.

✓    80% of CEO compensation is at-risk.

 ✓   More executive pay is at-risk than market median.

✓   CEO compensation mix remains at 20% base, 20% STIP, 60% LTIP.

✓    The LTIP program was reset so that 50% of the mix is performance-based awards, which increased from 40% in prior years.

✓    We increased attention on goal rigour and appropriateness of targets for our STIs.

✓     We better aligned to the broader market pay mix of 25% base, 25% STIP, 50% LTIP for our executives.

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We believe that the executive compensation program that has been implemented is reasonable, reflects responsible decision making by the Board, and achieves the goal of building value while attracting, motivating and retaining our top talent.

Shareholder Outreach

Direct engagement with our shareholders is key as we continue to evolve as a company and is of particular importance in a nascent industry and volatile market conditions where our share performance does not yet reflect the successes and hard work of our management team. This spring we engaged in a shareholder outreach process with our top shareholders to better understand our shareholders’ perspectives. The Company contacted its top fifteen (15) shareholders, representing approximately 8% of the issued and outstanding Common Shares, and asked to meet and discuss the Company’s approach to executive compensation, as well as the transformation of the Company’s business over the past four years.

Shareholders expressed concerns regarding alignment of pay and performance. They acknowledged the difficulties associated with overhauling the compensation program in-flight and understood the importance of retaining top talent while the Company stabilizes its business and becomes profitable. The Company continues to focus on the alignment of pay and performance, ensuring that executive payouts are aligned with the shareholder experience.

This advisory vote remains an important part of the ongoing process of engagement between shareholders and the Board.

We encourage you to read the CD&A and vote IN FAVOUR of our say-on-pay proposal.

Important Context to Total Three-Year CEO Pay

As you consider our approach to executive compensation, we believe it is important to provide additional context to the total reported CEO compensation.

Majority of Target CEO Pay is At-Risk or Performance Based

To start, we allocate a significant portion of executive compensation to at-risk pay vs. fixed pay, and generally more than market averages when compared to our peer group. For our CEO, 80% of the total target pay is at risk.

Grant Date Fair Value of Awards

Important to highlight is that the value of equity awards presented as part of the CEO compensation is the “grant date fair value” which is an estimate of the value. Given the volatility of the stock over the last three fiscal years, the current value of equity awards is much lower than the grant date fair value presented under the share-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to the Look-Back at Realized and Realizable CEO Pay included within the CD&A.

No Increase to CEO Target Pay

When reviewing the Summary Compensation Table, it may appear that our CEO’s salary has increased or fluctuated over the past three years, however, his total target pay has not increased at all. In fact, the difference in compensation reported for fiscal 2024 as compared to that reported for fiscal 2023 becomes clear when recalling the following:

1.	Fiscal 2023 was a nine-month financial period

In fiscal 2023, we changed our financial year-end from June 30th to March 31st. As such, all figures reported are for a nine-month financial period vs. a full financial year. As a result, it would appear that his salary has increased when comparing to fiscal 2023, however, this is a distortion based on the fiscal year length. Further, he is paid in U.S. dollars and, as such, there are fluctuations year over year due to the exchange rate. Please refer to the table below for a clear view of his base pay and STI amounts in U.S. dollars, with 2023 annualized for comparison purposes.

	Fiscal Year	Base Salary USD	Annual STI USD	STI Percentage(1)
Miguel Martin CEO	2024	$573,609	$435,369	69%
	2023 (annualized)	$573,609	$803,052	140%
	2022	$573,609	$225,697	40%

Note:
(1) Target is 110% for fiscal 2024, and 100% for the prior years.

2.	A final acquisition-related payment was made in fiscal 2024

As we have disclosed in prior years, following the acquisition in May 2020 of Reliva, LLC, of which Miguel Martin was President and a founding shareholder, we appointed Mr. Martin as Chief Commercial Officer, and then ultimately our new CEO effective in September 2020. This acquisition included certain contractual payments awarded to Mr. Martin prior to his appointment as an officer of the Company and in relation to his role with, and prior ownership stake in, Reliva. These payments vested and were payable over a period of three years from the acquisition date, with the final payment made to him during fiscal 2024. Although these payments are very clearly outside of our core compensation practices and related to an acquisition that occurred before he joined Aurora, they are required to be reported as part of his total compensation under “Other Compensation”. As the final payment has been made, there will be no further amounts reported as part of his compensation going forward. Please see below.

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Fiscal Year	Amount Paid under Acquisition Terms
2021	US$970,000
2022	US$1,000,000
2023	US$310,000
2024	US$2,500,000 (final payment)
2025	Nil
3.	A performance-based retention payment vested in fiscal 2024

The transformation, evolution and continued volatility of the Canadian cannabis industry, as well as the earlier impacts of COVID-19, raised compensation issues unlike any in the Company’s history. Incentives granted in recent years have been impacted beyond what could have been contemplated and addressed through the initial compensation design.

As we discussed in last year’s information circular, the HRCC carefully considered how best to ensure the retention of key talent required to deliver growth while the Company continued to right-size and, importantly, while balancing the impact to our shareholders. In 2022, the Board, upon recommendation of the HRCC, approved a performance retention program for certain members of our executive team and other critical or high potential employees within the organization, with the goal of aligning those key personnel with future shareholder value creation. The performance retention program awards were made during fiscal 2023 to combat retention concerns by providing critical equity retention value when the Company is experiencing materially reduced value of long-term incentives and to address the recruitment of key talent by other businesses. For the EVP and above population, the program design relied on existing compensation principles of pay-for-performance, shareholder alignment, and attracting and retaining key talent. The awards consisted of a performance cash award, delivered over a 3-year period which commenced in September 2023, and RSUs which were granted in fiscal 2023 and vest over a 3-year period.

You will see the first-year performance-based cash component included as part of the CEO compensation this year, included under the “Other Compensation” column. Importantly, the cash component is contingent on achieving revenue goals and individual performance criteria, to drive value creation and ensure alignment with Company performance.

Our CEO is U.S. Based - Benchmarking and Competition with the U.S. Market

When proxy advisory firms, ISS and Glass Lewis, run an analysis on our CEO’s compensation in making recommendations on this advisory vote, they use their own constructed peer groups. Importantly, ISS uses only Canadian peers in its comparator group. It is commonly known that target executive pay in the U.S. is much higher than in Canada. As a result, comparing our CEO’s pay to only Canadian entities does not provide a fair analysis. Our own peer group used in determining executive pay is comprised of both Canadian and U.S. peers which allows for a more accurate analysis of where our executives sit relative to the market. We feel that responsible decisions have been made in regard to our CEO’s base compensation and that it is reasonable for us as a Canadian company, while still remaining competitive with the U.S. market.

Please read the Compensation Discussion & Analysis (“CD&A”)

The key objectives and design of our executive compensation program are set forth in the CD&A section of this Information Circular.

We believe that the information provided above and within the CD&A demonstrates that our executive compensation program is designed appropriately, ensures that the majority of pay is “at-risk”, and is working to ensure management’s interests are aligned with our shareholders’ interests to support the creation of long-term value.

Shareholder Support Requested

At the Meeting, the Company asks our shareholders to indicate their support for our NEO compensation as described in this Information Circular by voting “FOR” the following resolution:

“BE IT RESOLVED that, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2024 Annual General and Special Meeting of shareholders.”

Adoption of this resolution will require the affirmative vote of a majority of the Common Shares present or represented by proxy at the Meeting and entitled to vote on the matter. Abstentions will have the same effect as votes against this resolution. Brokers and other nominee holders do not have discretion to vote uninstructed Common Shares with respect to this resolution. Accordingly, if brokers or other nominee holders do not receive voting instructions from beneficial owners of the Common Shares, they will not be able to vote the Common Shares and broker non-votes may occur with respect to this resolution. However, broker non-votes will not affect the outcome of the voting on this resolution because it requires the affirmative vote of a majority of the Common Shares present or represented by Proxy at the Meeting (as opposed to a majority of the outstanding Common Shares).

✓	THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

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corporate governance PRACTICES
The CSA have adopted National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), which provides non-prescriptive guidelines on corporate governance practices for reporting issuers. In addition, the CSA has implemented under National Instrument 58-101 Disclosure of Corporate Governance Practices, the Form 58-101F1 - Corporate Governance Disclosure which prescribes certain disclosures to be made as part of the Company’s corporate governance practices. The following is a description of our corporate governance practices.

Board of Directors
Board Mandate

The Board has oversight responsibility for the stewardship of the Company and its business and is accountable to the shareholders for the performance of the Company. The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of the Company’s business and affairs, with the objective of creating value for shareholders, while considering the interests of other stakeholders. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board carries out its responsibilities, in consultation with management, by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, by reviewing and approving the Company’s strategic plans and engaging and ensuring the continuity of executive management that possess the character, skills and experience required to attain the Company’s goals. The Board has the statutory obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders.

The Board’s responsibilities include, but are not limited to, overseeing:

✓  strategic planning;

✓  risk assessment processes;

✓  financial reporting and internal controls; and

✓  corporate disclosure and communication.

The Board discharges its responsibilities either directly or through its established committees - the Audit Committee, the N&CGC and the HRCC (collectively, the “Committees”).

The Board Mandate is reviewed and updated, if required, on an annual basis. The full text is posted on our website at: https://www.auroramj.com/investors/corporate-governance/.

Expectations of our Board Members	The Company’s goal is to assemble a Board with the appropriate background, knowledge, skills, and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the Board to constructively guide and challenge management. The Company expects all Board members to, among other things: (i) develop and maintain an understanding of the industry and markets within which the Company operates as well as the strategy and operations of the Company; (ii) develop and maintain an understanding of the applicable regulatory, legislative, competitive, social and political contexts within which the Company operates; and (iii) devote the necessary time and attention to Company issues in order to make informed decisions. Please refer to the director biographies earlier in this Information Circular for more information about each Board member’s experience.
Independence

The Company believes in the importance of an independent Board and the N&CGC is responsible for ensuring the Board functions independently of management. The Board has determined that six (6) of the seven (7) directors (85.7%) proposed for re-election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the Company’s best interest. The Board has determined that only CEO, Miguel Martin, is considered a non-independent director. Michael Singer, who formerly acted as Executive Chairman and Interim CEO, is now considered by the Board to be independent in accordance with applicable corporate and securities laws as it has been over three years since he retired from the Executive Chairman position.

The Audit Committee, N&CGC and HRCC are comprised of only independent directors, as determined with reference to the criteria for independence prescribed by NI 58-101 and Rule 5605(a)(2) of the Nasdaq Rulebook.

Independent Chairman of the Board	We believe that having an independent Chairman provides for strong, independent Board leadership and accountability to our shareholders. The key role of the Chairman is to take all reasonable measures to ensure that the Board: (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management.
Position Descriptions	The Board has developed position descriptions for the Chairman and the CEO which are reviewed annually, as well as for each of the committee chairs, which are reviewed every two (2) years. These can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.
Other Directorships	Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. Disclosure regarding other directorships is included in the director biographies.
Director Interlocks	The Board does not set a formal limit on the number of interlocking board memberships. The N&CGC reviews director interlock as part of its annual evaluation of director independence. As of the date of this Information Circular, there are no interlocking board memberships.

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Financial Literacy	The Board defines “financial literacy”, as set out in NI 52-110, as an individual’s ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has determined that all members of the Board are “financially literate” in accordance with NI 52-110 and the rules of the TSX and Nasdaq. Further, the Board has determined that both Chitwant Kohli and Michael Singer are considered “Audit Committee financial experts” under the rules of the SEC and “financially sophisticated” under Nasdaq listing standards.
Director Orientation	The Company has implemented a Board member onboarding and orientation program to provide all new directors with the following: (i) information pertaining to the role of the Board; (ii) an outline of the Company’s history and other relevant data and corporate information; (iii) individual meetings with each member of the senior leadership team (iv) recent analysts’ reports; (v) a copy of the Company’s corporate governance materials; (vi) information pertaining to director and officer liability insurance coverage; (vii) guidance concerning trading in the Company’s securities; and (viii) guidance regarding insider information. This program is reviewed and updated on an ongoing basis.
Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company:

✓    maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;

✓    encourages and provides an annual allocated amount of funding for the attendance of each director at seminars or conferences of interest and relevance;

✓    encourages and arranges, from time to time, presentations by outside experts to the Board or committees on matters of particular importance or emerging significance; and

✓    arranges a number of internal presentations for the Board to keep them informed on matters of importance to the business, including as related to global regulatory and government affairs, quality assurance and other cannabis-industry related topics.

All Board members have significant experience in the governance of private and public companies, which the Board believes ensures the effective operation and governance of the Board and the Company. In addition to formal director education activities, the Board committees work collaboratively by frequently sharing information and educational material, and by inviting non-committee directors to meetings for observation or education purposes.

Board Performance and Assessment

The Board has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, as well as the effectiveness of its committees, the Chairman, the committee chairs (the “Committee Chairs”) and individual directors. This process is under the supervision of the N&CGC and, for fiscal 2024, was conducted through a third-party consultant and comprised of the following steps:

➢ The consultant developed and distributed a pre-interview guide to interview participants, which included all members of the Board and four members of the executive leadership team.

➢ One-on-one interviews were then held.

➢ The consultant consolidated input from the interviews, extracted themes and presented the results to the Board.

➢ With the results, the Board has implemented or considered a number of changes to date.

Board and Committee Meetings
Process and Planning

The Chairman, in collaboration with the corporate secretary (“Corporate Secretary”) and Committee Chairs, has the responsibility of establishing a schedule for the meetings of the Board and its Committees. During this process, Board and Committee working plans are established for the year, in collaboration with applicable executives. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or Committee action or consideration, additional meetings are called.

Communication regularly takes place between the Chairman and the Company’s executives and, through the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular Committees and Committee Chairs. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board or Committees having special supervisory responsibilities.

In Camera Meetings	The independent directors meet at or after every regular Board and Committee meeting during in camera sessions, without the presence of management. The Company believes that these in camera sessions contribute to the Board’s independent oversight. During the fiscal year ended March 31, 2024, the directors met in camera following each of the regularly scheduled Board Meetings and other “special” meetings and ad-hoc board calls. They also met in camera following each of the Committee meetings and, when appropriate or requested, following any informational update meetings which were not convened for the transaction of business.
Attendance

The Company expects directors to attend all Board and Committee meetings, as well as the annual general meeting of shareholders. Disclosure regarding the total number of meetings held and the attendance record for each director for fiscal 2024 is set out within the director biographies in this Information Circular. The N&CGC reviews the attendance record of each director as part of the nomination process. The Board will require a director to tender his or her resignation if such director does not meet a minimum attendance requirement (75% of meetings in any given year), subject to a review of extenuating circumstances for such director.

For fiscal 2024, all directors had over 93% attendance, with the majority having attended 100% of the meetings. In all cases where a director is absent for a meeting at which action is taken by the Board, the Chairman consults with that director in advance to ensure alignment with any matters put forth for consideration by the Board.

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Nomination and Succession Planning
Nomination of Directors

The Board encourages an objective nominating process for new directors by open discussion at Board meetings and review of candidates by the N&CGC. The N&CGC consists solely of independent directors pursuant to NP 58-201 and is responsible for proposing new nominees to the Board. The N&CGC considers the following factors when assessing potential candidates:

✓   the Board’s overall mix of skills and experience;

✓   each candidate’s character, integrity, judgment, and record of achievement; and

✓   diversity (including gender, cultural background, age, geographic representation, and other personal characteristics).

Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting, unless otherwise appointed or elected to fill an occasional vacancy.

Succession Planning for Board and Senior Executives

Executives: The HRCC, in collaboration with the Company’s human resources team (“HR Team”), identifies the skills and experience required for the most senior executive roles within the Company, and the potential candidates with the desired capabilities best suited for advancement into these roles. The identified successors work with the HR Team to establish development plans to address their gaps and career goals in the context of the succession planning process. Annual reports are provided to the Board on the progress and development of these prospective successors.

Board: The N&CGC Chair discusses succession planning annually with each director, including his or her intentions with respect to continuing to serve as a director for the ensuing year. Based on these conversations and other considerations, the N&CGC leads its efforts to identity and recruit potential candidates to the Board and includes consideration of both qualified male and female candidates when recruiting for new directors.

2024 Board Succession: This year, Adam Szweras provided notice of his intention to not stand for re-election at the Meeting. The N&CGC Chair led extensive recruitment efforts, considering a mix of female and male candidates. After a long and thoughtful recruiting process, the N&CGC Chair ultimately recommended that Rajesh Uttamchandani be appointed to the Board, as he brings the experience, perspective, character and diversity that the Board needs in this next stage of growth.

Term Limits and other Mechanisms of Board Renewal	The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company and its business over time. The Company considers the benefits of regular renewal, has, and expects to continue to execute against that objective, within the context of the needs of the Board at the time. The Board will continue to monitor the potential need to introduce a term limit and mandatory retirement policy.
Committees of the Board
Audit Committee

As at the fiscal year ended March 31, 2024, the members of the Audit Committee were Chitwant Kohli (Chair), Ron Funk, Norma Beauchamp and Theresa Firestone. All members of the Audit Committee are independent. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information which is to be provided to the shareholders and the public, the systems of corporate controls, which management and the Board have established, and overseeing the audit and risk process. It has general responsibility to oversee internal controls, accounting and auditing activities, and legal compliance of the Company. The Audit Committee is also mandated to review related party transactions, and review, assess and approve any material related party transactions in accordance with the Company’s Related Party Transactions Policy, which is discussed later in this section. All members of the Audit Committee are financially literate as defined in NI 52-110.

Further, each member of the Audit Committee has:

✓  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

✓  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements; or experience actively supervising individuals engaged in such activities; and

✓  an understanding of internal controls and procedures for financial reporting.

The Company has determined that Chitwant Kohli qualifies as an “Audit Committee financial expert” under the rules of the SEC and is considered “financially sophisticated” pursuant to Nasdaq listing standards. Please refer to the 2024 AIF filed under the Company’s SEDAR+ profile at www.sedarplus.ca for further information concerning the relevant education and experience of each member of the Audit Committee as well as the Audit Committee’s charter, which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

Nominating and Corporate Governance Committee	As at the fiscal year ended March 31, 2024, the members of the N&CGC were Norma Beauchamp (Chair), Ron Funk, Chitwant Kohli and Adam Szweras. All members of the N&CGC are and will continue to be independent. The Board has adopted a Charter of the N&CGC, a copy of which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. The N&CGC is responsible for screening nominees to the Board, and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CGC annually reviews the Board skills matrix, Committee charters and Board policies, oversees Board effectiveness processes and director onboarding and education, and is responsible for overseeing and monitoring the Company’s approach, policies and practices related to ESG matters.

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HR and Compensation Committee

As at the fiscal year ended March 31, 2024, the members of the HRCC were Theresa Firestone (Chair), Adam Szweras and Ron Funk. All members of the HRCC are and will continue to be independent. The responsibilities of the HRCC include reviewing and approving directors’ and executive compensation based on the Company’s goals and objectives, reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, reviewing and recommending on matters related to executive succession planning, and reporting regularly to the Board on the activities of the Committee. The Board has adopted a Charter of the HRCC, a copy of which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

The HRCC conducts reviews regarding the directors’ and the CEO’s compensation once a year. To make its recommendation on the directors’ and the CEO’s compensation, this committee considers the types of compensation and the amounts paid to directors and chief executive officers of comparable publicly traded companies. The HRCC ensures that a significant portion of compensation for the CEO and other executives is at risk.

Oversight OF ESG
Board Oversight	The Board, through the N&CGC, is responsible for overseeing and monitoring the Company’s approach, policies and practices related to ESG matters, including making recommendations to the Board and ensuring the Company’s continuing commitment to ESG. At each quarterly meeting of the N&CGC, management provides an update on current and future initiatives, and time is provided for discussion. The N&CGC reports to the Board on all matters presented at each meeting. In addition, the N&CGC, supported by management, is responsible for coordinating Board education on ESG from time to time.
Policy	The Board has adopted and reviews at least annually an ESG Policy which can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.
ESG Management Committee

Reporting to the N&CGC, the Company has established an ESG management group (the “ESG Committee”) comprising members of management, and representative of each key business area. The ESG Committee is mandated to:

✓ meet at least quarterly;

✓ engage with external ESG professionals for support and guidance, and share expert knowledge, as needed.

✓ where required, support internal efforts to identify the key ESG initiatives and opportunities across each essential business area, and track progress of same;

✓ report on progress to the N&CGC at least quarterly;

✓ where requested, assist with ESG-related disclosures including in press releases, on our website, in investor presentations and/or the annual proxy circular.

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Co-generation Plant: Energy Reduction and Business Continuity	The majority of the electrical requirements for our Aurora River facility come from our own Cogeneration systems (“CoGen”). The CoGen went live in January 2021, enabling Aurora River to produce its own electricity. The CoGen is a green initiative: cleaner, efficient, and scrubbed from NOx emissions, providing a dual prong benefit of direct electricity supply and utilization of the heat generated. In addition to this, the CoGen is important for business continuity and is the most stable back-up strategy, allowing for continued operations at the facility at full load if there is a utility failure.
Extended Producer Responsibility (EPR): Circular Materials

  Legislation requires producers to take responsibility for the end-of-life management of the materials they supply to consumers. We have been a proud partner of the Resource Recovery Alliance (RRA) (formally the Canadian Stewardship Services Alliance) since 2019. The program was transferred to Circular Materials in 2022, syncing to the broader work on promoting a circular economy in Canada. A key component of this program continues to be the Extended Producer Responsibility (EPR) which promotes overall waste reduction and allows producers to support and build more efficient recycling systems.

Under this program, we submit reports on all paper, plastic, glass and corrugated cardboard packaging used for the containment, protection, handling, delivery and presentation of goods supplied to consumers in British Columbia, Saskatchewan, Ontario and Alberta. We continue to have the responsibility of paying for the recycling costs on our product packaging. It’s expected that the circular economy programs will extend to all provincial jurisdictions by the end of 2025.

Sustainable Procurement	Our procurement team continues to focus on actionable sourcing projects and sustainable solutions for packaging and supplies. Initiativies underway include those related to a reduction in sourcing of input materials from offshore vendors, where possible, optimizing supplier sources with closer proximity to Aurora’s production facilities, and optimizing transportation lanes, load sharing, and palletization. As well, the team is focused on increasing the use of environmentally friendly packaging, with recent improvements made in regards to product packaging supplied into Quebec, and with an aim to roll-out across all portfolios.
Water-saving Techniques	We utilize water saving techniques in our grow operations, which includes the re-use of water through UV light treatment.
Reducing Cannabis Waste	The Company has greatly improved the demand to cultivation planning process, resulting in selling all cannabis grown. Disposing of less cannabis has a significant environmental and financial benefit, including reducing labour costs associated with waste.
Remote-First	Two years ago, we adopted a global remote-first work program. While this is an employee-facing initiative intended first to support work-life balance, it is also beneficial for the environment and our business. By supporting our employees to work from home, we are eliminating commutes and thereby contributing to reduced emissions, and encouraging a reduction of office supplies, including paper usage, printing and general office waste. In addition to the environmental benefits, this results in a significant reduction in rental expenses and other costs associated with running an office.
Reduced Facility Footprint	Throughout our business transformation over the past few years, we have significantly reduced our facility footprint. This is one of the simplest improvements we can make as an industry, and results in a reduction in energy use, emissions and waste produced.

Social Responsibility

Our roots as a medical cannabis company run deep, and we’re passionate about connecting with and helping others. We strive to provide a meaningful contribution to the cannabis community and the globe at large by:

✓   Championing diversity, equity and inclusion both within and outside our company.

✓   Supporting initiatives that benefit patients, veterans, the environment, social justice and the communities where we live and work.

✓   Valuing our roots and addressing the social inequities of cannabis prohibition by supporting those communities who have been disproportionately impacted.

✓    Encouraging our employees to give back to their communities through paid volunteer days and team initiatives.

✓   Fostering and maintaining a safe and healthy workplace.

Diversity, Equity & Inclusion (DE&I)
Our Commitment to DE&I

As an organization, we are committed to building and sustaining a culture of diversity, equity and inclusion where employees can bring their true authentic selves to work. We recognize and value the contributions, varying experiences, beliefs and customs that each individual brings to our workplace. We aspire to be an inclusive organization and to provide equal opportunities to our global workforce, while pro-actively tackling and eliminating any form of discrimination. Collectively, we promote a culture that empowers our employees and fosters values of compassion and courage across the Company. We are committed to:

✓ providing equal opportunity employment;

✓ creating, managing and valuing diversity, which includes supporting our leaders, managers and employees to demonstrate the principles of diversity and inclusion in their everyday activities, roles and functions;

✓ providing a safe work environment, which includes working within our cultural values and the practice of the Human Rights Act, and the Employment Equity Act by promoting a culture of respect and dignity and actively challenging discrimination of any form, should it ever arise;

✓ fostering a culture of belonging where all employees are included, treated with dignity and respect, promoted on their merits, and placed in positions to contribute to our future success;

✓  removing unnecessary barriers for our employees seeking opportunities through training and development, promotion and career development; and

✓ having zero tolerance for any acts of unlawful or unfair discrimination (including any form of bullying or harassment) committed against an employee, contractor, job applicant or visitor based on any of the following prohibited grounds of discrimination as identified in the Human Rights Act: race, national or ethnic origin, colour, religion, age, sex, sexual orientation, gender identity or expression, marital status, family status, genetic characteristics, disability and conviction for an offence for which a pardon has been granted or in respect of which a record suspension has been ordered.

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Board Diversity

As discussed earlier, the Board has evolved dramatically over the past few years, including with respect to the representation of diversity. Today, 50% of the Board consists of diverse members and, following the Meeting and re-election of the nominees, that number will increase to 57%. The Company has adopted and reviews annually a Board and Executive Diversity Policy under which includes a target to maintain thirty percent (30%) representation of women on the Board. The Company will continue to consider including targets for other diverse groups, however, believes that the evolution of the Board over the past few years clearly demonstrates the Board’s commitment to diversity of all kinds. The Board and Executive Diversity Policy can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

The N&CGC is responsible for recommending qualified candidates for Board nominations who possess the skills, competencies, business and financial experience, leadership and level of commitment required of a director to fulfill its responsibilities. In making recommendations for Board members, the N&CGC will also consider the impact such candidate’s appointment would have on the diversity of the Board.

The N&CGC periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search and considers the level of representation of non-males and other diverse groups on the Board to ensure that every time a new director is sought, diverse candidates will be considered. An executive search firm may be retained by the N&CGC to help achieve this goal.

In May 2024, following a thoughtful recruitment process which included five (5) females and one (1) racially or ethnically diverse male candidate, and after an extensive screening and interview processes by the N&CGC Chair and Chairman of the Board, Rajesh Uttamchandani was recommended for appointment to the Board. He brings a breadth of knowledge and capability from a variety of sectors and disciplines that will undoubtedly be additive to Aurora and complement the existing strength of our Board.

Nasdaq Board Diversity Matrix

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Executive and Senior Leadership Diversity

We recognize the importance of having a diverse executive management team and believe that experience, perspective and relatability facilitate innovation and help to empower and enable teams. Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the HRCC. In recruiting, management is responsible for considering candidates for executive management appointments that possess the qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions and to supportive the achievement of the Company’s strategic objectives. The importance of representation of diverse groups is also considered when filling these positions. The Company’s long-term goal is to promote from within, and therefore we believe it is important to have diversity at all levels of the organization, providing us with a strong pool of diversified candidates for future executive management positions.

Currently, the Company tracks the number and percentage of women in senior leadership roles and focuses on developing this talent pipeline. We believe that the most effective way to achieve our goal of increasing the representation of women in leadership roles is to identify high-potential women within the Company and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders.

In February, 2024, we were pleased to appoint Simona King as Chief Financial Officer, further increasing the number of women in executive management positions. As of the date of this Information Circular, three (3) out of seven (7) members (43%) of our executive management team are female. In addition, eight (8) out of nineteen (19) of our vice-presidents and senior vice-presidents within Canada (42%) are female, and globally, eight (8) out of 22 (36%) are female.

Employee Affinity Groups

An important DE&I initiative at Aurora is our employee affinity groups which comprise of individuals who share a common identity characteristic and primarily those who are from traditionally underrepresented or marginalized groups. These affinity groups are led by employees and are intended to promote inclusion and diversity and to benefit the overall employee experience by allowing for safe spaces for networking, resources for mentorship and training for professional development.

Women Empowerment Network (“WEN”): This global, employee-led initiative was first introduced during the week of International Women’s Day (IWD) and has since annually organized a week-long program for IWD that showcases the female leaders of Aurora, from our Board of Directors, as well as allies who share what they do to support women in and out of the workplace. Virtual and in-person events include panel discussions with female leaders in cannabis, business, STEM, and much more. WEN continues to be run by volunteers.

LGBTQ2+: An Employee Affinity Group focused on the LGBTQ2+ community, activates during Pride Month and peak moments important to the community. They work to support and promote inclusion within the organization and to build a community that sees, hears, accepts, respects, and understands one another as their authentic selves.

Accessibility	Aurora is pleased to have recently adopted a policy in compliance with the Accessibility for Ontarians with Disabilities Act (AODA). Ontario is the first province and one of the first jurisdictions in the world to enact specific legislation establishing a goal and timeframe for accessibility. These standards will help organizations such as Aurora identify and remove barriers to improve accessibility for people with disabilities in the workplace.
Corporate Citizenship
Advocating for Reform: Cannabis Amnesty	Making progress in the cannabis industry also means taking responsibility for its past. We are proud to have been founders and long-time supporters of Cannabis Amnesty, having supported their efforts to right the historical wrongs of cannabis prohibition from 2018. Together, we advocated for free and automatic expungement of simple cannabis possession convictions, enabling them to achieve their mandate.
Advocating for Greater Access to Cannabis Worldwide

We are committed to opening the world to cannabis, through continuous innovation, responsible leadership, and unwavering advocacy for access and acceptance. Despite significant progress in many jurisdictions, including Canada, which had a pioneering role in legalizing cannabis, people globally still face substantial barriers to access. It is essential for us to remain focused on the ongoing need for advocacy to ensure that the benefits of cannabis - medical, economic, and social - are fully realized and accessible to everyone. While over 40 countries have legalized cannabis to varying degrees, open access remains limited.

Innovation has long been the story of cannabis culture, and it’s also at the heart of what we do here at Aurora. We have one of the largest genetic libraries for cannabis in the world and we’re continually pushing the boundaries of research and product development to respond to the evolving preferences of patients and consumers.  There is no limit to the exploration of cannabis and its potential benefit, and we intend to stay at the cutting edge of the industry, providing products that are not only safe and effective, but also tailored to meet the diverse needs of our global community of patients and consumers.

More Affordability, More Accessibility	We believe that acess to healthcare should be a basic right, not a privilege. Despite being authorized since 2001, accessing medical cannabis can be challenging for some patients due to factors such as affordability. Recognizing this issue, we offer compassionate care pricing as well as other discount programs (including for veterans - see below, those on disablity or government subsidy, first responders and seniors) to help ease the financial burden for patients who may require additional support.

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Aurora Veterans Program and Active Military Discount for Medical Cannabis	We’re honoured to support Canadian veterans and those still actively serving. At Aurora, we offer support beyond coverage through Veterans Affairs Canada (VAC), by paying the cost difference above the maximum VAC reimbursement rate of $8.50 per gram on our dried flower, oil products (including bottled oil, capsules, and oral sprays), edibles, and 510 and PAX® vape cartridges. We will also price adjust all eligible products to $8.50 a gram for veterans who need to order more than what they are covered for under their policy. For example, if a veteran client has 3 g/day of coverage but requires 5 g/day of medication, we offer adjusted $8.50 pricing on eligible products beyond the covered grams. Our veterans support team is dedicated to providing the service and information our veteran patients need so they have uninterrupted access to their medical cannabis. We also offer a 25% off discount for Canadian military members who are actively serving and those who have been released from service but do not yet have coverage or a pensioned condition to be eligible for coverage.
Strains for Heroes Portfolio	In September 2023, we announced the launch of Honour, a new cannabis cultivar designed for veterans, by veterans and the second offering from Aurora's Strain for Heroes portfolio. Five percent (5%) of net profits from the sale of Strain for Heroes products will be used to support veteran organizations across Canada. Honour, available under the MedReleaf brand, was selected with direct input from Canadian veterans. Aurora proudly welcomed Canadian veterans to the Company's unique research and development facility in Comox, BC, for a firsthand, interactive experience with the cultivation program underway at the site. The Honour and Valour strains were chosen from meaningful feedback from the veteran community and aim to provide veterans with the distinct cannabis experience they seek.
Highway of Heroes Clean-up

In October, a group of Aurora personnel, including our Chairman, Ron Funk, once again worked with our veteran partners to help clean a stretch of Highway 401 in Toronto known as the Highway of Heroes. This is a biannual spring and fall clean up that is shaping up to be an A-Team tradition. When a Canadian soldier is killed in action, their remains are repatriated to the Canadian Forces Base near Trenton, Ontario, operated by the Royal Canadian Air Forces. From there, they're driven to the coroner’s building in Toronto for examination before being released to the families. The Highway of Heroes is the 172-kilometre stretch of Highway 401 between Glen Miller Road in Trenton and Keele St. in Toronto, travelled by the funeral convoys.

Fighting Against Child and Forced Labour in Supply Chains	In early fiscal 2024, we adopted a Supplier Code of Conduct, to outline Aurora’s expectations of our suppliers in sharing the same values and commitments on important issues including the prohibition of forced and child labour and compliance with anti-bribery and anti-corruption laws and regulations. In May of this year, we filed our first annual report in compliance with the requirements of the Fighting Against Child and Forced Labour in Supply Chains Act. Both the Supplier Code of Conduct and the Annual Report can be found on our website at https://www.auroramj.com/investors/corporate-governance/.
Government Relations
Cannabis Council of Canada	Aurora is one of the most significant supporters of the Cannabis Council of Canada (“C3”) and has contributed to its overall strategic planning and lobbying efforts. In the interest of transparency and collective sector improvement, the Company has shared contacts and messaging approaches to advance key priorities of C3, all while respecting lobbying regulations. Rick Savone, our SVP, Government Relations continues to Chair C3.
ISED Cannabis Industry Forum	Last year, our CEO, Miguel Martin, was invited by the Canadian Department of Innovation, Science and Economic Development (ISED) to become a member of the CEO-led Cannabis Industry Forum. First announced in the 2022 Federal Budget, the forum is intended to help industry leaders exchange information and insights to address key issues and opportunities, with a specific focus on fostering economic growth and long-term stability by upholding the public health and safety goals outlined in the Cannabis Act, while reducing the illicit cannabis market. Since spring 2023, the forum has had preliminary meetings to discuss a range of topics. The members also engaged with Morris Rosenberg, Chair of the expert panel leading the legislative review of the Cannabis Act.
Supporting Advancements in Germany	Germany’s approach to cannabis, particularly in the medical field, positions it as a leading market in Europe. Aurora is actively involved with the German Association of Pharmaceutical Cannabinoid Companies (BPC) - with Aurora Europe’s VP of External Affairs, Dirk Heitepriem, serving as the President/Chairman of the German Cannabis Business Association (BvCW). In this role, he leads the working group on new cannabis regulations in Germany. Most recently, Dirk represented Aurora and the cannabis industry in all government and parliamentary hearings during the development of the new cannabis law, which came into effect April 1, 2024. Aurora’s presence and involvement in the German market has also contributed to changes in medical cannabis regulations, such as de-scheduling and licensed production in Germany, easing access and securing reimbursement for medical cannabis and decriminalizing recreational cannabis. Beyond Germany, Aurora continues to be a key driver in the cannabis industry in Europe, raising import limits in Poland and implementing a regulatory framework for medical cannabis in France.
Health, Wellbeing and Engagement of our Employees
Employee Engagement: “Love Where You Work”

Our people, combined with our collective passion for the industry, are what make Aurora a special place to work and defines what we call our “A-Team”. To provide employees with a consistent, rewarding and engaging experience, the Company has introduced several employee-facing initiatives:

“Meeting Free Friday Afternoons” allows each employee in a corporate role globally to block the afternoon from noon onwards in their local time zone, to be used for focus work, ideation and collaboration.

Remote First Work, a global program that prioritizes enabling employees in corporate roles to work remotely from where they live and use technology as much as possible to collaborate and achieve business results.

Internal Communications: The entire global organization receives regular communication throughout the year - leveraging Aurora’s internal intranet, “The Dose”, employee-led communication through a learnings series known as “Learning Sesh” and “In the Weeds”, and many global town halls and open forums. The Company celebrated and acknowledged many milestones throughout the year that resonate with employees and connect the Company to the organization’s core purpose as a leading global medical cannabis company. This includes recognition for 4/20, the National Day for Truth and Reconciliation, Pride Month, the anniversary of Canadian legalization, national holidays and much more.

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GLOW: Get Lit on Wellness Supporting our A-Team’s Well-being

Our value of Compassion recognizes that we treat everyone with care and respect, and that we work hard to take care of each other. Compassion is also about ensuring we’re taking the time to take care of ourselves by focusing on our own health and wellness. With this in mind, we recently launched GLOW (Get Lit on Wellness), Aurora’s new Employee Wellness Program. GLOW aims to support our A-Team's journey toward holistic health with dedicated resources to expand awareness in four key pillars:

Mental Health Support for our Canadian Team	Underpinning our commitment to living our value of Compassion and to encouraging our employees to take care of themselves, we were pleased this year to have refreshed our Canadian benefits program to introduce enhanced coverage for mental health support ($1,500/person every year, which includes Psychologists, Social Workers, Clinical Counselors, or Psychotherapists). We also introduced a new virtual care platform for our Canadian team.
Extended Health Benefits	In addition, we foster the health and wellness of our employees with a competitive benefits package including employer-paid health and dentalcare premiums, life insurance and long-term disability policies, support for mental health (as described above), and a medical cannabis coverage program.
Health and Safety	Our vision is to maintain a safe and healthy workplace for all employees in compliance with all applicable laws and regulations. We promote a positive attitude towards safety and establish safety and health objectives for all levels of management and employees. Through our intranet, employees have access to all relevant policies, documents, training modules and incident reporting and management mechanisms.
Stakeholder Engagement and Communication
External Communications	Through fiscal 2024 and beyond, the Company has continued to engage across external communication channels, including the company’s LinkedIn and X (Formerly Twitter) channels. Media engagement continued throughout the year with key media outlets worldwide. Through our external communication efforts, we advanced Aurora’s thought leadership on regulatory reform, taxation, access to medical cannabis, outlook of global market development and much more.
Shareholder Engagement

We believe in the importance of having regular and constructive communication with shareholders to create an open, candid, and productive dialogue. We communicate with our shareholders through various channels, including our news releases, website and social media feeds, presentations at investor and industry conferences, quarterly earnings calls, and through the updates and information relayed within our annual report, management proxy circular, annual information form and quarterly reports. We also consider the annual “say-on-pay” vote in relation to our executive compensation practices as an important way to reach out to get feedback from our shareholders.

We encourage shareholders to contact the Board directly with any questions or concerns. Letters or emails should be marked confidential and addressed to the Chairman as follows:

Attention: Chairman of the Board
Aurora Cannabis Inc.
2207 90B St. SW
Edmonton, Alberta T6X 1V8
Email: chairman@auroramj.com

Shareholders can communicate with the Chairman anonymously, but we encourage you to identify yourself so he can acknowledge your communication. You can also send an email to: ir@auroramj.com and our investor relations team will direct your communication to the appropriate contact.

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Governance and Ethics

We view strong governance, ethical business practices and prudent risk management as being critical to achieving long-term value creation for shareholders and to driving sustainability.

In fulfilling this objective, we continue to:

✓    Maintain strong corporate governance practices through effective board stewardship, proactive risk management, and management accountability.

✓    Maintain high ethical standards and executive leadership that promotes a culture of integrity.

✓     Maintain effective policies and reporting mechanisms to assist us in operating as a responsible business.

Ethical Business Conduct
Ethics and Compliance Program

Our compliance responsibilities are broad, far-reaching and complex, spanning our subsidiaries, global operations and regions. Our executive officers and management are responsible for managing and overseeing the organization’s compliance with applicable laws and regulations. As such, we have established an ethics and compliance program (the “Program”) to promote our culture of ethical and lawful conduct and to provide senior-level management, accountability and oversight to prevent, detect and correct non-compliance or unethical conduct. The Program includes:

•     regular day-to-day managing of compliance and supporting policies, processes and controls;

•     reporting on compliance initiatives and effectiveness;

•     regular oversight of compliance initiatives and related decision-making;

•     mechanisms to prevent, detect and correct violations, including corrective actions and discipline;

•     ongoing education, training and acknowledgement of ethics and compliance responsibilities for all employees; and

•     risk-based monitoring and assurance of compliance obligations to support strong governance, risk management and internal control.

The EVP, General Counsel and Corporate Secretary has overall responsibility for the Program. The Compliance, Risk and Assurance function (“CRA”) has day-to-day oversight responsibility for the Program. These responsibilities include, but are not limited to: (a) meeting regularly to perform or delegate the performance of tasks required by the Program; (b) ensuring the adoption of appropriate policies or procedures necessary to implement the Program and Code (as defined below); and (c) directing the creation of and approving training programs for the Code and Program.

The Board, through the Audit Committee, receives periodic reporting from management and provides oversight to the Program and its implementation.

Code of Business Conduct and Ethics

The centerpiece of the Program is our Code of Business Conduct and Ethics (the “Code”), which applies to all directors, officers and employees. A copy of the Code can be found on our website at: https://www.auroramj.com/investors/corporate-governance/. The Code provides principles of conduct that Aurora follows to ensure its business is conducted with integrity and in compliance with the law.

The Board and management monitor compliance with the Code in various ways, which are described below. The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Foundational Policies

In addition to the Code, the additional policies listed below provide organizational guidance on the conduct and ethics expectations for all directors, officers and employees in specific areas, and are reviewed regularly.

•  Anti-Bribery and Corruption Policy

•  Anti-Money Laundering Policy

•   Disclosure, Confidentiality and Insider Trading Policy

•   Discrimination and Harassment Policy

•  Quality Policy

•  Discipline and Performance Management Policy

•   Whistleblower Policy

Whistleblower Policy	The Company’s Whistleblower Policy supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns including through management, the EVP, General Counsel and Corporate Secretary, or through an independent third party. The third party provides a website and hotline that is accessible in all countries in which the Company operates 24 hours a day, seven days a week. If a report is submitted anonymously, the identity of the individual raising the concern through the hotline, or the website is not known to the Company. Concerns raised are submitted to the Chair of the Audit Committee and/or the EVP, General Counsel and Corporate Secretary (one of which will be the primary recipient, depending on the nature of the concern) to ensure independent review, investigation, and handling of the concern.

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Conflicts of Interest	In the ordinary course of business, the Company may enter into transactions with entities that directors are related to or affiliated with. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and abstains from any discussion or vote on the transaction.
Related Party Transactions	The Audit Committee has oversight over related party transactions. We recognize that certain transactions present a heightened risk of potential or actual conflicts of interest and may create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. While the Board prefers to avoid these types of transactions, it was deemed prudent to adopt a Related Party Transactions Policy in alignment with the Company’s continued governance improvements and in support of a conservative risk management framework. Under this policy, a “Related Party Transaction” includes any transaction, arrangement or relationship in which the Company or any of its subsidiaries is a party and in which a related party has a direct or indirect material interest and in which the aggregate amount involved will or may be expected to exceed 1% of the identified materiality threshold in any fiscal year. A copy can be found on our website at https://www.auroramj.com/investors/corporate-governance/.
Training	The Company has prepared training modules for employees, officers and directors in respect of compliance with certain of the Company’s policies and procedures. In addition, the Company has a corporate manual which is provided to employees at the commencement of employment. Each employee reviews and provides written acknowledgement of adherence to the policies contained within the manual which includes policies on code of conduct, confidentiality, conflict of interest and non-disclosure.
Risk Governance
General	As a global organization, we are exposed to risks in the normal course of business. The acceptance of certain risks is both necessary and beneficial in order to achieve the performance targets set for the Company and our strategic goals. A key responsibility of senior management is to identify, assess and manage the Company’s exposure to risk. The Board is charged with overseeing management’s performance of these functions and taking reasonable steps to ensure that management has an effective risk management structure, systems and processes in place to monitor and manage material risks. For a detailed overview of the risks applicable to Aurora’s business, please see the section entitled “Risk Factors” in our 2024 AIF available under our profile at www.sedarplus.ca.
Compliance Risk and Assurance

Aurora’s CRA function has a mandate to provide senior management and the Audit Committee with value-added, independent, and objective assurance, advice and ongoing assessments regarding systems and practices of risk management, internal control and corporate governance that aide Aurora in meeting its strategic objectives. CRA undertakes systematic and disciplined evaluations and works with management and the Audit Committee to enact a system of governance that:

•    enables the effectiveness and efficiency of the Company’s operations, including the achievement of operational and financial goals, and the safeguarding of assets against loss;

•   supports the creation, management and protection of information that is reliable, timely and transparent to support internal and external financial and non-financial reporting in a manner that meets regulatory requirements, professional standard, and internal policies;

•   adheres to laws and regulations; and

•    implements adequate internal controls and procedures to support the above objectives and ensures that those controls are both monitored and functioning as intended.

Management of Compensation Risk	Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Please refer to the Compensation Discussion & Analysis for information regarding the governance practices, policies and inherent design elements of our compensation program that help manage and mitigate risk in executive compensation.
Cybersecurity Risk

Aurora takes cybersecurity risk very seriously. Cybersecurity incidents are increasing in both number and severity across the world. This trend is expected to continue, making the protection of sensitive company and patient data when it is stored, transmitted, and processed through our systems of the utmost importance.

We have implemented an information security program based on the National Institute of Standard and Technology (“NIST”) Cyber Security Framework (“CSF”). The framework requires the application of principles, risk management best practices, and improving security and resilience of critical infrastructure. To meet NIST-CSF Requirements, we used the Center for Internet Security (“CIS”) Critical Security Controls as our implementation guideline. We have implemented the majority of the controls and are in the process of implementing the remainder. All controls are reviewed annually, quarterly, and monthly as required.

We have a Cyber Security Incident Response Plan, and we perform an annual simulation to ensure we can respond to threats as quickly as possible. We have a monitoring and alerting service through a third-party watching our systems to ensure we are protected which operates 24 hours a day, 7 days a week, 365 days per year.

We use our cybersecurity training platform to issue campaigns that include regular awareness training that all staff are required to complete and monthly email phishing campaigns in an effort to continually educate our staff on the common trends in cybersecurity. All our compliance, training, and protection statistics are reported on every quarter to reflect our industry posture.

Protection of Intellectual Property	Protecting our intellectual property and defending against claims of intellectual property rights by third parties is also a key priority in risk governance. The Company has a dedicated in-house legal team who work closely with external counsel when required to manage the protection of our trade names and trademarks and other intellectual property, and to litigate disputes with third parties when necessary.

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Key Governance Documents

We have adopted various mandates, policies and practices to support our governance framework, which are reviewed on an annual basis and are, among others, key components of our corporate governance. They can be found on our website at https://www.auroramj.com/investors/corporategovernance/.

•  Articles

•  Board Mandate

•  Charter of the Audit Committee

•  Charter of the Human Resources and Compensation Committee

•  Charter of the Nominating and Corporate Governance Committee

•  Code of Business Conduct and Ethics

•  Whistleblower Policy

•  Related Party Transactions Policy

•  Advance Notice Policy

•  Majority Voting Policy

COMPENSATION DISCUSSION AND ANALYSIS (CD&A)

letter FROM THE HUMAN RESOURCES & Compensation committee

Dear shareholders,

On behalf of Aurora’s Human Resources & Compensation Committee (the “HRCC”), we would like to share our approach for determining executive compensation at Aurora and the performance assessment framework we employed in determining executive pay in fiscal 2024.

First, however, we would like to take the opportunity to share our thoughts on the Company’s performance and why we feel Aurora has the right management team in place to continue to drive growth and meet the Company’s strategic objectives.

As CEO, Miguel Martin has remained steadfast in his commitment to driving excellence within the organization. He has a clear vision for Aurora’s future and has continued to thoughtfully lead with focus and integrity. The team he has assembled is talented, passionate and engaged and work tirelessly to differentiate the Company from its peers.

Over the past year, the leadership team has remained laser-focused on Aurora’s strategic priorities and executed on a number of key initiatives. Their efforts toward Prioritizing Profit and Responsible Growth led to the final repayment of convertible debt, which represents a significant milestone for Aurora’s cannabis business becoming debt-free and supporting its goal of achieving positive free cash flow this calendar year. They focused on being Patient and Consumer Obsessed, launching a number of new high-quality products in the medical and consumer channels, both domestically and internationally, signalling the Company’s global approach to innovation. The Aurora team has been Blazing Trails Globally through the acquisition of MedReleaf Australia, a leader in the fastest growing federally regulated medical market, while contributing significantly to the monumental de-scheduling of cannabis in Germany. Germany’s leading reform is not only culturally significant, but signals a readiness for change in Europe. With deep roots in the German market, and growing leadership in other key markets, including the UK, France and Poland, the future for medical cannabis in Europe is bright and promising.

To add to these accomplishments, we are also thrilled with the recent addition of Simona King as CFO. Simona brings over 25 years of progressive finance leadership experience to Aurora, including nearly 20 years as an executive of Bristol Myers Squibb, a leading multinational pharmaceutical company. She comes to the cannabis industry with deep strategic and financial experience and a desire to help lead the Company to the next stage. As a passionate people leader with an unwavering commitment to talent development, coaching and mentoring, she is a champion for Cultivating Great Talent. We would like to thank Glen Ibbott for the dedication and passion he provided to the business during his tenure.

Management remains focused on Aurora achieving positive free cash flow by the end of calendar 2024 and we believe the Company has in place the key talent required to deliver industry-leading performance and shareholder value. We feel strongly that management’s achievements continue to be exemplary, and we thank them for their leadership. The future is bright, and we are excited for this year ahead.

2024 Compensation Decisions

The executive compensation programs of Aurora are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent. In determining compensation for fiscal 2024, we considered several factors including:

• performance against established corporate objectives;

• divisional performance results;

• individual performance and demonstrated enterprise leadership; and

• benchmarking against our peer group.

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Our target compensation programs fall in the 50th percentile range of our peer group, and we ensure that we are making responsible and reasonable decisions for executives and the Company as a whole. We believe that our Named Executive Officers (NEOs) and senior leaders should have the majority of their compensation at-risk, and our programs are structured as such.

For fiscal 2024, the executive compensation plan reflects the following:

✓   50% of the long-term incentive (LTI) award mix is performance based for executives, which is up from 40% in prior years.

✓   80% of the CEO compensation is variable and “at-risk” (STI & LTI).

✓   The CEO mix is 20% base salary, 20% STI and 60% LTI.

✓   75% of the EVP and CFO compensation is variable and “at-risk” (STI & LTI).

✓   The target mix is aligned to market (executives: 25% base salary, 25% STI and 50% LTIs).

✓   The total target cash is at the 50th percentile range of our peer group.

Retention of Key Talent

We have been very strategic in putting together a leadership team of highly skilled executives from CPG, banking/financial, pharma, and manufacturing industry backgrounds, who will move the Company forward. As we shared earlier, we feel that their achievements to date demonstrate that we have the right team in place.

As we discussed in last year’s Information Circular, the transformation, evolution and continued volatility of the Canadian cannabis industry has raised compensation issues unlike any in the Company’s history. Long-term incentives granted in recent years have been impacted beyond what could have been contemplated and addressed through the initial design and as a result, do not serve as meaningful retention tools. In fact, the majority of long-term incentives issued in recent years have delivered no returns for our leaders.

As the Company continued to go through significant change, including resetting its footprint and setting the organization in the right direction, we felt it was critical to ensure the leadership team that was created was retained to continue to deliver on the Company’s promise and potential. As such, an enhanced retention program was approved by the Board in 2022, under which the RSUs were delivered last year and reflected in our NEO pay for fiscal 2023, and the first-year cash component was paid to our NEOs and is reflected in their pay for fiscal 2024. Importantly, the cash component is contingent on achieving revenue goals and individual performance criteria, to drive value creation and ensure alignment with Company performance.

It is also important to note that the value of the awards is presented as the “grant date fair value” which is an estimate of the value of equity awards at the time of grant. Given the volatility of the stock, the current and actual value of these equity awards is much lower than the grant date fair value presented under the share-based awards column. We believe this context is important as you review the numbers to understand the significant difference between the value at grant date and actual value.

We are confident that the compensation outcomes disclosed in this Information Circular align our management team with Aurora’s strategic direction and support long-term value creation for our shareholders. We re-iterate our confidence in the team in meeting its objectives.

The HRCC will continue to seek feedback on our executive pay programs and, where appropriate, take action to ensure compensation is well aligned with peer companies and the market in general. We encourage you to read the CD&A and vote in favour of our say-on-pay proposal.

Thank you for your continued support.

About this CD&A

The following is a discussion of Aurora’s executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to Aurora’s named executive officers (NEOs) for their fiscal 2024 performance.

Named Executive Officers (NEOs) for the financial year ended March 31, 2024

➢ Miguel Martin, CEO;

➢ Simona King, Chef Financial Officer (“CFO”);

➢ Glen Ibbott, former CFO;

➢ Alex Miller, EVP, Operations and Supply Chain (“EVP Ops”);

➢ Nathalie Clark, EVP, General Counsel and Corporate Secretary (“EVP GC”); and

➢ Andre Jerome, EVP Global Business Development (“EVP GBD”)

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Compensation Philosophy and Goals

The executive compensation programs of Aurora are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent. The following principles guide this objective:

•	compensation must incorporate an appropriate balance of short- and long-term rewards; and
•	compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives where a majority are performance-driven.

Compensation Design

Aurora’s executive compensation program is designed to be market-competitive and attractive to current and potential future high-talent executives, while being fair and reasonable to shareholders. It is based on a pay-for-performance philosophy to achieve the following overall goals:

✓	support the Company’s business strategy and annual operating plans;
✓	encourage the attraction, motivation, and retention of key employees needed to drive the business strategy and operating plans; and
✓	reward these employees for financial and operating performance, and leadership excellence.

Over the past few years, much has changed in the design of these programs as the Company has grown and matured. Compensation programs have moved to be reflective of more mature organizations versus early start-up stage companies. In addition, through robust goal setting at all levels of the organization - corporate, divisional, personal - we actively connect pay to performance achievement in a more robust manner.

We continue to move our programs forward and, as we disclosed last year, the Board approved a new executive compensation program which came into effect at the start of fiscal 2024. The new program reflects our continued focus on pay-for-performance, aligning executive compensation to serve in the best interest of shareholders, and ensuring it is driving the right behaviours and avoiding imprudent risk-taking.

Management of Compensation Risk in Fiscal 2024

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of Aurora’s compensation program that help manage and mitigate risk in executive compensation.

What we do:
✓	Independent Compensation Committee: All members of the HRCC are independent.
✓	Pay-for-Performance: Our pay-for-performance philosophy is embedded in the compensation design, including a significant portion of pay at-risk, linked to Aurora’s performance and shareholder expectations.
✓	Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommend changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.
✓	Relevant Performance Metrics: Our performance metrics in the short and long-term incentive plans, and the targets for each metric are reviewed annually to ensure they reflect Company strategy, and their achievement also supports long-term increased value for shareholders. NEOs also have personal performance goals established, reviewed, and measured annually.
✓	Threshold Performance Expectations: Both our short and long-term incentive plans incorporate a market-competitive and shareholder-aligned level of minimum performance expectations before executives can recognize value from the incentive plans.
✓	Caps on Incentive Payouts: Our incentive awards are capped at 150% to avoid excessive payouts.
✓	Balance between Short-term and Long-term Incentives: We maintain a reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation.
✓	Share Ownership Requirements: We ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders.
✓	Employment Agreements: The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at the Company. Under the terms of each NEO’s employment agreement, each NEO is subject to certain non-competition clauses, non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.
✓	Clawback Policy: Our clawback policy allows the Company to recoup an executive’s incentive-based compensation if the underlying incentive achievement was improperly awarded due to a material financial misstatement resulting in a restatement of the financial results.
✓	Independent Advice: We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices, and governance principles.
What we do NOT do:
✗	Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our share ownership guidelines.
✗	Guarantee annual base salary increases or bonus payments.
✗	Offer excessive benefits and perquisites.
✗	Offer excessive severance - NEO severance obligations are capped at twenty-four months.
✗	Reprice or backdate Long-Term Incentives.

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THE HUMAN RESOURCES AND Compensation Committee

Role of the HRCC

Executive compensation is reviewed annually by the HRCC. The HRCC is responsible for establishing and maintaining a competitive compensation program and makes recommendations to the Board accordingly. The HRCC assists the Board in discharging its oversight responsibilities related to the compensation and retention of the Company’s executive officers. The HRCC’s responsibilities include, but are not limited to:

✓	approving employment agreements for the Company’s executive officers;
✓	reviewing executive succession planning;
✓	setting policies for executive officer remuneration;
✓	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the CEO;
✓	considering the recommendations of the CEO and setting the terms and conditions of employment for other executive officers, including approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and
✓	overseeing administration of the Company’s compensation plans.

Compensation Consultant

To perform these impartial, yet critical, assessments, the HRCC retains the services of independent third-party experts, including compensation experts, which report directly to the HRCC. The Company engaged Meridian Compensation Partners (Meridian) in March 2022, and they advise the HRCC on trends in executive compensation within the competitive market in which we operate, as well as the appropriateness of peer group comparators, incentive plan design, total compensation benchmarking, director compensation, and any other compensation matters that may be required to ensure fulfillment of the HRCC’s mandate. Fees paid to Meridian in fiscal 2024 for these services were $150,421 (2023 - $166,183).

For fiscal 2024, Meridian compared the compensation of the Company’s NEOs against the peer group and provided its findings in a Competitive Analysis of Executive Compensation Report. The report assessed the competitiveness of each NEO’s total direct compensation within the market-competitive range (median or 50th percentile relative to comparable positions in peer organizations). This assists the HRCC in its recommendations to the Board. Meridian was also a key partner in the development of the new executive compensation program that took effect at the start of fiscal 2024. Final decisions regarding NEO compensation levels are the responsibility, and at the sole discretion, of the Board upon the recommendation of the HRCC. These decisions may reflect factors and considerations in addition to the information and recommendations provided by Meridian.

Benchmarking Practices

Industry-Competitive Compensation Model

The HRCC has adopted a pay philosophy aligning the targeted total direct compensation of the NEOs at approximately the 50th percentile of the Company’s peer group. This method ultimately ensures the NEOs of the Company are paid a fair and industry-competitive salary that aligns with earnings of other executive officers holding comparable positions within similar publicly traded entities.

The HRCC must ensure the Company’s peer selections are fair, reasonable and unbiased. The Company’s hybrid nature (i.e., serving both medical cannabis patients and adult recreational consumers), as well as the newly established global industry in which it operates, poses some difficulty in finding high-growth companies of a similar size in any sectors that would offer a direct peer-to-peer comparison. In the past, rapid changes in the Company’s growth trajectory and limited competition specifically within the established industry meant the peer group selections had to be based, in part, on future growth expectations.

As the cannabis industry evolves, the HRCC’s peer group selection must also evolve but ultimately remain grounded upon the Company’s need to establish consistency year after year. In 2024, the HRCC evaluated companies that are:

•	publicly traded, of similar size and complexity (e.g., market capitalization, enterprise value, assets, and revenue); and/or
•	operate within the same or similar industry, including:
•	other cannabis companies of a comparable size;
•	specialized pharmaceutical companies in Canada; and
•	fast-moving consumer goods companies in the food and beverage industry.

For fiscal 2024, there were no changes to the peer group recommended by Meridian, and it remained in place from fiscal 2023.

Fiscal Year 2024 Benchmark Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(1)
Andrew Peller Limited	383	192
Canopy Growth Corporation	362	649
Corcept Therapeutics Incorporated	609	3,845
Cresco Labs Inc.	1,037	720
Cronos Group Inc.	122	1,008
Curaleaf Holdings, Inc.	1,897	3,633
Green Thumb Industries Inc.	1,401	3,208
High Liner Foods Incorporated	1,479	360
MGP Ingredients, Inc.	1,099	2,881
Pacira Biosciences, Inc.	901	1,849
Rogers Sugar Inc.	1,132	558

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Fiscal Year 2024 Benchmark Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(1)
Sunopta Inc.	1,287	701
Supernus Pharmaceuticals, Inc.	826	1,971
TerrAscend Corp.	406	640
Tilray Brands Inc.	951	1,914
Trulieve Cannabis Corp.	1,572	1,312
Verrano Holdings Corp.	1,254	1,926
Median (P50)	1,037	1,312
Aurora Cannabis Inc.	340	310

Note:

1)	Data sourced from S&P Capital IQ as of January 1, 2024, and as presented to the HRCC.

Review of Peer Group for Fiscal 2025

During late fiscal 2024, in preparation for fiscal year 2025, the HRCC reviewed the benchmark peer group with Meridian and made the decision to remove four size-outlier peers and add five new companies as outlined below. The companies added were recommended as they are related in terms of industry and business operations and are more size-appropriate relative to the Company. This resulted in an improvement of Aurora’s percent of median from 33% to 47% in terms of revenue, and from 24% to 45% in terms of market capitalization. The HRCC will continue to assess the appropriateness of the benchmark peer group as the Company and sector continue to grow and mature.

Removed	Added
Curaleaf Holdings Inc.	Jushi Holdings Inc.
High Liner Foods Incorporated	MariMed Inc.
Sunopta Inc.	Organigram Holdings Inc.
Trulieve Cannabis Corp.	SNDL Inc.
Village Farms International Inc.

Fiscal Year 2025 Benchmark Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(1)
Andrew Peller Limited	383	192
Canopy Growth Corporation	369	649
Corcept Therapeutics Incorporated	609	3,845
Cresco Labs Inc.	1,037	720
Cronos Group Inc.	122	1,008
Green Thumb Industries Inc.	1,401	3,208
[NEW] Jushi Holdings Inc.	377	174
[NEW] MariMed Inc.	197	168
MGP Ingredients, Inc.	1,099	2,881
[NEW] Organigram Holdings Inc.	149	135
Pacira Biosciences, Inc.	901	1,849
Rogers Sugar Inc.	1,105	558
[NEW]SNDL Inc.	901	534
Supernus Pharmaceuticals, Inc.	826	1,971
TerrAscend Corp.	406	640
Tilray Brands Inc.	951	1,914
Verrano Holdings Corp.	1,254	1,926
[NEW] Village Farms International Inc.	380	114
Median (P50)	718	685
Aurora Cannabis Inc.	340	310

Note:

1)	Data sourced from S&P Capital IQ as of January 1, 2024, and as presented to the HRCC.

elements of compensation

The total NEO compensation package is comprised of three main elements:

➢	annual base salary;
➢	annual short-term incentives (STIs); and
➢	long-term incentives (LTIs).

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2024 Executive Compensation Plan

The HRCC reviews target total direct compensation levels within each element of the compensation program to ensure market-competitiveness and continued alignment with shareholder interests. Each of the three elements of the Company’s executive compensation program were designed with these goals in mind:

✓	attract and retain top talent;
✓	ensure market competitiveness; and
✓	provide an appropriate mix of short-term and long-term incentives for the purpose of achieving the Company’s strategic and business objectives.

Element	Objective	Rationale	Details
Annual Base Salary	Provides executives with a market competitive, fixed rate of pay.	Provides a vehicle to attract and retain employees who can deliver on the Company’s overall goals, while maintaining an emphasis on rewarding personal performance.	Reflects an individuals’ level of responsibility and authority.
Annual Short-term Incentive (STIs)	Annual cash award that encourages executives to meet specified performance targets related to specific corporate, divisional, and individual objectives.	Provide a vehicle to reward actual performance against objectives that support the Company’s overall goals.	Each participant has a target annual bonus calculated as percentage of base salary. Payouts can range from 0% to 150%, determined based on the achievement of corporate, divisional, and individual performance. The CEO and CFO payouts are calculated solely on corporate performance
Long-term Incentive (LTIs)	Aligns employee interests with share price growth and rewards according to the Company’s long-term performance.	Provide a vehicle to attract and retain key employees while aligning their incentives with those of the Company's shareholders by rewarding the achievement of the Company’s overall goal of creating value for its shareholders.

Comprised of:

•   50% PSUs: performance vesting based on relative total shareholder return (“TSR”) on the third anniversary of the grant date.

•   40% stock options: annual vesting over three years, five-year term

•   10% RSUs: annual vesting over three years, settled in shares

Pay Mix

For fiscal 2024, a significant portion of each NEO’s pay was “at-risk” and performance based. CEO at-risk compensation represents 80% of the compensation mix, while other NEO at-risk compensation represents 75% of the compensation mix.

Base Salary

Annual base salary is the primary element of compensation offered to all Company employees. NEO base salary is offered at a level designed to attract and retain individuals who possess the appropriate skills and experience and to remunerate them for achieving their roles and responsibilities.

The HRCC reviews the NEO base salaries annually as part of the total compensation package and any changes are reflected in the employment agreements. In making base salary recommendations to the Board, the HRCC considers the compensation philosophy, business strategy, external market, and internal equity. In addition, the HRCC considers each of the NEO’s skills and experience, their sustained performance, and the industry and geographic markets in which the Company operates (per the peer group assessment).

For fiscal 2024, the HRCC decided that base salaries for NEOs would not be adjusted. This is the third consecutive year where NEO salaries have not been adjusted, with the exception of Alex Miller who previously received a modest market adjustment.

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NEO	Fiscal 2024 Base Salary
Miguel Martin, CEO	$773,626(1)
Simona King, CFO	$512,506(1)
Glen Ibbott, Former CFO	$384,375
Alex Miller, EVP Ops	$340,000
Nathalie Clark, EVP, GC	$320,000
Andre Jerome¸ EVP, GBD	$307,500

Note:

(1)	These salaries are paid in US dollars and are based on an average exchange rate of CAD$1.00 = USD$1.3487.

Short-Term Incentives (STIs)

The annual short-term incentive plan (the “STI Plan”) focuses our executives on achieving financial, operational, and strategic objectives. This STI Plan is a cash bonus designed to reward executives for achieving pre-determined annual corporate, divisional, and individual performance objectives that are tied directly to Aurora’s strategy. Corporate performance is measured against financial and non-financial measures and is approved by the HRCC and subsequently the Board at the beginning of the fiscal year. The CEO and CFO are measured solely against corporate performance. Executive Vice-Presidents’ STI components include corporate, divisional and an individual performance component specific to their role and responsibilities.

Each participant in the STI Plan has a target bonus, set as a percentage of base salary, which is financially reflective of their position and level of responsibility, and aligned with the external market of comparable roles within the peer group. The actual STI paid is based on the achievement of the corporate, divisional, and individual goals, depending on the role. The table below summarizes each NEO’s STI Plan opportunity for fiscal 2024.

	CEO	CFO	Former CFO	EVP, Ops	EVP, GC	EVP, GBD
Target STI (% of Base Salary)	110%	80%	80%	75%	75%	75%
STI Award Range (% of Base Salary)	0%-165%	0%-120%	0%-103%	0%-103%	0%-103%	0%-103%
Corporate Objective Weight	100%	100%	100%	50%	50%	50%
Divisional Objective Weight	0%	0%	0%	25%	25%	25%
Individual Objective Weight	0%	0%	0%	25%	25%	25%

To measure progress against the corporate objectives, specific performance measures are defined, and annual targets are set. For fiscal 2024, the three levels of performance were established as follows:

Threshold	Target	Stretch
The minimum level of performance necessary to receive a payout - If threshold performance is not achieved, the NEO may not receive a payout.	The expected level of performance (100% of Target).	The performance beyond Target or the largest payout opportunity available

Short-term incentives are paid to individuals upon the completion of the financial year where targets for the threshold have been met or surpassed. Short-term incentive payouts are calculated based on the achievement (or percentage achievement) of performance. The payout multiplier will range from a minimum of 60% (Threshold) to expected of 100% (Target) up to a maximum of 150% (Stretch).

The payout formula is based on an additive plan, that is, each performance measure of the STI Plan contributes to the participant’s award separately and are then added together. In any financial year, if the corporate measures are below the threshold level, the eligible target bonus amount available will be at the sole discretion of the Board. Each of the NEOs fiscal 2024 STI Plan rewards were calculated based on the following formula:

DETERMINATION OF 2024 STI AWARDS

In June 2024, the HRCC reviewed Aurora’s fiscal 2024 performance against the corporate objectives of the STI Plan. The overall achievement of 69% was approved by the Board for our NEOs, as outlined below. For each objective, we establish targets with minimum thresholds required to achieve an award, and maximum levels for over-performance.

Goal	Weighting	Minimum	Target	Maximum	Achievement(1)
Improve EBITDA (non-adjusted)	30%	60% of target	100%	150% of target	Nil
Global Revenue	25%	60% of target	100%	150% of target	30.4%
Improve Operating Cash Flow	30%	60% of target	100%	150% of target	28.5%
Employee Engagement Survey	15%	60% of target	100%	150% of target	10.3%
	100%	-	100%	-	69.2%

Note:

(1) The actual results achieved have not been disclosed since the disclosure of those results may put the Company at a competitive disadvantage.

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The HRCC reviewed the CEO’s individual performance as well as the assessment of each NEO’s individual performance in June 2024 for approval of fiscal 2024 bonus payouts based on a percentage of base salary as determined by the NEO’s level of responsibility within the Company. These were approved by the Board in June. The HRCC and the Board can use discretion in assessing both individual executive officer performance and overall performance to ensure that payouts are not overly influenced by an unusual result in any one given area. For fiscal 2024, there were no discretionary dollars provided to NEOs.

The HRCC will continue to assess the appropriateness of the corporate objectives annually. For more information on short-term incentives paid and the cash bonus awards approved by the Board, please see the “Summary of Compensation” table including with the following section entitled “Statement of Executive Compensation”.

NEO	Position	FY 2024 Salary	x	Target STI (% of salary)	x	Corporate Performance	+	Divisional Performance	+	Individual Performance	=	Actual STI
Miguel Martin	CEO	$773,626(1)	x	110%	x	69%	+	N/A	+	N/A	=	$587,181(1)
Simona King	CFO	$512,506(1)	x	80%	x	69%	+	N/A	+	N/A	=	$19,861(1)
Glen Ibbott(2)	Former CFO	$384,375	x	80%	x	N/A	+	N/A	+	N/A	=	$281,875(2)
Alex Miller	EVP, Ops	$340,000	x	75%	x	69%	+	100%	+	110%	=	$221,849
Nathalie Clark	EVP, GC	$320,000	X	75%	X	69%	+	100%	+	110%	=	$208,799
Andre Jerome	EVP, GBD	$307,500	x	75%	x	69%	+	110%	+	110%	=	$206,409

Notes:

(1)	These salaries are paid in US dollars and are based on an average exchange rate of CAD$1.00 = USD$1.3487.
(2)	Mr. Ibbott resigned as CFO effective February 20, 2024. As part of his separation agreement, Mr. Ibbott’s bonus entitlement was calculated at target (80% of base salary) and pro-rated for the time worked during fiscal 2024, being April 2023 to February 2024.

Long-Term Incentives (LTIs)

LTIs are awarded to NEOs as part of the total compensation package. Target grants are calculated as a percentage of base salary, reflective of both an NEO’s position and level of responsibility. Targets are reviewed annually as part of the executive compensation benchmarking exercise comparing Aurora’s target total direct compensation with our Benchmark Peer Group. The dollar amount is converted into the below LTI vehicles based on vehicle weighting and a 5-day VWAP volume weighted average price (VWAP) or, in the case of stock options, the Black Scholes Value. This portion of the executive compensation package is intended to offer NEOs incentive over the longer term by providing a reward that is linked directly to the market value performance of the Common Shares. This ensures the NEOs’ vested interest in the Company’s continued success, which, in turn, best serves the interests of our shareholders.

Target LTI grants are recommended by the HRCC and approved by the Board based on the annual compensation review. Each NEO’s LTI grant is aimed to attract and retain experienced executive talent and align with the competitive external market. In fiscal 2024, the NEOs LTI was granted following the financial year-end in the form of RSUs, PSUs and Options.

Stock Options (40%): Options provide the right for executives to purchase shares at a specified price (“exercise price”) in the future. Options by nature are performance based since the executive will only receive value from them if the future share price is above the exercise price. Options vest annually in thirds over 36 months, starting on the first anniversary from the grant date. The Options have a 5-year term to expiry. Options are granted under the Option Plan, which is summarized beginning at page 26. The number of Options and the associated exercise prices for the NEOs appear in the “Outstanding Compensation Securities” table on page 58.

Restricted Share Units (10%): RSUs are notional share units that vest in thirds over 36 months, starting on the first anniversary from the grant date. The vested value of the RSU is determined based on the number of units multiplied by the vesting date share price. The realized value of RSUs may be higher or lower than the grant date value, which is disclosed in the Summary Compensation Table on page 57. A summary of the RSU Plan is described beginning at page 20.

Performance Share Units (50%): PSUs provide compensation that is conditional on the achievement of predetermined performance criteria. PSUs vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Aurora’s three-year relative total shareholder return (“relative TSR”) performance over the three-year performance period and the three-year absolute total shareholder return (“absolute TSR”) performance. A summary of the PSU Plan is described beginning at page 22.

The number of PSUs that are earned and awarded is calculated as follows:

Percentile Positioning	PSU Multiplier
< 35th percentile	0
35th percentile	.50x
50th percentile	1.00x
75th percentile	2.00x

The relative TSR compares our share price performance to the performance of companies in our performance peer group. This provides a clear indication of our performance compared to that of our peers over the same period. The absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers.

For fiscal 2024, the HRCC engaged Meridian to review the Company’s performance peer group and made the decision to maintain the peer group from the prior fiscal year, as outlined below.

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Fiscal Year 2024 Performance Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(1)
Tilray Brands, Inc.	951	1,742
Canopy Growth Corporation	362	396
Cronos Group Inc.	115	1,049
Organigram Holdings Inc.	149	274
Charlotte’s Web Holdings Inc.	90	33
MedMen Enterprises Inc.	165	23
Green Thumb Industries	1,393	4,214
Trulieve Cannabis Corp.	1,491	2,640
Curaleaf Holdings, Inc.	1,778	4,876
Cresco Labs Inc.	1,037	823
SNDL Inc.	901	487
Verano Holdings Corp.	1,239	2,353
Jushi Holdings Inc.	377	198
Ayr Wellness Inc.	686	320
Planet 13 Holdings Inc.	130	228
Auxly Cannabis Group Inc.	99	15
TerrAscend Corp.	406	702
HEXO Corp.	Acquired
Aurora Cannabis Inc.	340	310

Note:

1)	Data sourced from S&P Capital IQ as of March 1, 2024, and as presented to the HRCC.

Review of Performance Peer Group for Fiscal 2025

In early fiscal 2025, the HRCC reviewed the performance peer group with Meridian, and made the decision to remove a number of peers and add new ones for fiscal 2025 which are more suitable from a correlation perspective. The HRCC will continue to assess the appropriateness of the performance peer group as the Company and sector continue to grow and mature.

Removed	Added
Ayr Wellness Inc,	Village Farms International Inc.
Planet 13 Holdings Inc.	WELL Health Technologies Corp.
Cresco Labs Inc.	AbCellera Biologics Inc.
MedMen Enterprises Inc.	Fire & Flower Holdings Corp.
Auxly Cannabis Group Inc.	High Tide Inc.
HEXO Corp. (acquired)

Fiscal Year 2025 Performance Peer Group
Company Name	Most Recent Revenue(1)	Market Cap(1)
Tilray Brands, Inc.	951	1,742
Canopy Growth Corporation	362	396
Cronos Group Inc.	115	1,049
Organigram Holdings Inc.	149	274
Charlotte’s Web Holdings Inc.	90	33
Green Thumb Industries	1,393	4,214
Trulieve Cannabis Corp.	1,491	2,640
Curaleaf Holdings, Inc.	1,778	4,876
SNDL Inc.	901	487
Verano Holdings Corp.	1,239	2,353
Jushi Holdings Inc.	377	198
TerrAscend Corp.	406	702
[NEW] Village Farms International Inc.	377	114
[NEW] WELL Health Technologies Corp.	776	1,020
[NEW] AbCellera Biologics Inc.	50	2,005
[NEW] Fire & Flower Holdings Corp.	170	7
[NEW] High Tide Inc.	498	187
Aurora Cannabis Inc.	340	310

Note:

1)	Data sourced from S&P Capital IQ as of March 1, 2024, and as presented to the HRCC.

OTHER COMPENSATION AND EMPLOYMENT BENEFITS

Group Benefits and Retirement Savings

Canadian-based NEOs participate in the same retirement and benefit plans as other Aurora employees. Specifically, Aurora’s Group Benefits Plan offers NEOs the same life insurance, accidental death and dismemberment, extended health, and dental care benefits as other employees. Under the optional Registered Retirement Savings Plan, the Company matches employee contributions, up to 3% of base salary. Both the Group Benefits Plan and the Retirement Savings Plan are reviewed periodically by the Executive Vice President, Human Resources to determine whether they continue to meet the Company’s business and human resource objectives. As Mr. Martin and Ms. King are US-based employees, they do not participate in a Company-sponsored retirement or benefits plan.

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Employee Share Purchase Plan (ESPP)

The Company has established an ESPP to provide employees with an opportunity to acquire an ownership interest in the Company through the purchase of its Common Shares made by payroll deductions. Under the ESPP, the Company matches employee contributions, up to 3% of the employee’s base salary.

Share Ownership Guidelines and other compensation policies

Share Ownership Guidelines

The Company believes that its directors’ and executives’ interests should be aligned with the interests of the Company’s shareholders and, consequently, adopted Share Ownership Guidelines (SOG) effective April 26, 2019. As part of the total compensation package, our SOG requires the executives to have personal holdings in Common Shares, or share equivalents, equal to a multiple of their annual base salary.

The definition of share ownership includes Common Shares that are directly owned, Options exercised and held as Common Shares, Common Shares acquired and held in the Company savings plan, RSUs, PSUs (calculated at threshold), and DSUs. Vested or unvested unexercised Options are not included in the definition of share ownership. The targets for personal Common Share holdings of executives and directors in fiscal 2024 were established as follows:

Position	Multiple of Base Salary
*CEO	5X
*All other NEOs	2X
*All other executive officers	1X
**Directors	3X
*	Multiple of base salary.
**	Multiple of total cash annual retainer, exclusive of sub-committee retainers.

Common Share ownership, as part of the executive officers’ compensation model, is intended to advance the interests of the Company by encouraging NEOs to have a vested interest in the Company, and by providing them with additional incentive for their efforts on behalf of the Company in the conduct of its affairs.

The ownership value is calculated based on the number of Common Shares owned multiplied by: (i) the purchase price at the time of the initial acquisition of the Common Shares; OR (ii) the market value of the Common Shares at the time the ownership value is measured. Below, we have disclosed the value at both the grant or acquisition date and as of the financial year ended March 31, 2024 to demonstrate the alignment of our NEOs with long-term shareholder interests.

NEO	Years Remaining until Requirement Must be Met(1)	Equity Ownership (Multiple of Salary)	Number of Shares Held Directly or Indirectly(2)	Grant Date or Acquisition Date Value	Market Value of Total Holdings($)(3)	SOG Compliant or in Progress(4)
Miguel Martin	1.5	$3,868,130(5) (5X)	286,793	$5,466,009.56	$1,700,682.49	Compliant
Simona King	5.5	$1,025,012(5)(2X)	Nil	N/A	N/A	In progress
Alex Miller	2.5	$680,000 (2X)	61,596	$1,220,242.85	$365,264.28	Compliant
Nathalie Clark	3.5	$640,000 (2X)	23,456	$381,442.53	$139,094.08	Compliant
Andre Jerome	N/A	$615,000 (2X)	56,387	$1,482,309.97	$334,374.91	Compliant

Notes:

1)	Years remaining is calculated from the latter of (i) appointment date; or (ii) date of implementation of the SOG on April 26, 2019.
2)	Includes RSUs and PSUs (at threshold).
3)	Calculated based on the $5.93 closing price of the Company’s Common Shares on March 28, 2024, being the last trading day before the March 31, 2024 fiscal year end.
4)	The NEOs have five years to reach SOG compliance and they are not considered “non-compliant” until then. Per the SOG, compliance is indicated based on the grant or acquisition date value, given it is greater than the market value.
5)	These salaries are paid in US dollars and are based on an average exchange rate of CAD$1.00 = USD$1.3487.

Timing to Achieve Target: Pursuant to the SOG, each executive officer or director will have up to five years, measured from the later of: (a) the implementation of the SOG on April 26, 2019; and (b) the end of the calendar year of hire or promotion, to reach the SOG requirement. The HRCC reserves the right to determine time for compliance in extenuating circumstances.

Compliance: If a director has not achieved the required level of share ownership within a year of the deadline, it is the responsibility of the Chairman of the Board to discuss and resolve. If an executive has not achieved the required level of ownership within a year of the deadline, it is the responsibility of the CEO to discuss and resolve, and if an executive does not achieve the SOG, cash payouts from incentive plans will be used to satisfy the shortfall.

Administration: SOG levels are reviewed annually by the HRCC and the CEO. The EVP, HR is responsible for periodically reviewing the SOGs to ensure they are market-competitive and consistent with good governance practices. Any amendments to the SOG are made at the discretion of the Board.

Anti-Hedging Policy

Our insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of the Company and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO, as such positions that delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving Options (other than exercising Options in accordance with the plans);

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•	any other form of derivative trading (including “puts” and “calls”); and
•	“short-selling” (selling securities that the individual does not own).

The Company does not allow repricing of Common Shares or Options granted to employees unless prior shareholder approval to the repricing is obtained.

Clawback Policy

The Company has adopted a clawback policy to assist in the management of compensation-related risk. The policy provides guidance to the Board in the event that any incentive-based compensation paid to an executive officer, including any cash compensation or equity compensation under the Company’s equity compensation plans or cash-settled performance and restricted share unit plan that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure, needs be adjusted and/or repaid because the compensation was based on results which were determined to have contained material errors. Specifically, the clawback policy applies in cases where the Company is required to restate its financial statements after the adoption of the clawback policy due to its material non-compliance with financial reporting requirements. The Board has sole discretion to determine whether it is in our best interests to pursue reimbursement of all or part of the incentive compensation. These actions would be separate from any actions by law enforcement agencies, regulators or other authorities.

Look-Back at Realized and Realizable CEO Pay

As we have discussed elsewhere, the value of equity awards presented as part of the total CEO compensation is the “grant date fair value” which is an estimate of the value. Given the volatility of the stock over prior fiscal years, the current value of equity awards is much lower than the grant date fair value presented under the share-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient.

As you will see below, over the last five years, those years in which the annual TSR was high were corelated with realized and realizable pay higher than the grant date value, while years with negative TSR were correlated with realized and realizable pay being lower than the grant date value. As a reminder, the Reliva payments reflected below in light blue are not part of the CEO compensation package and, rather, are contractual as part of that acquisition.

This demonstrates the alignment of the executive compensation program with the shareholder experience.

Fiscal Year Ended	Incumbent	Grant Date Value	Realized/Realizable Value	Indexed TSR
June 30, 2020	Michael Singer	$2,860,103	$588,378	13.6
June 30, 2021	Miguel Martin	$4,465,853	$2,944,750	9.1
June 30, 2022	Miguel Martin	$4,861,721	$2,582,872	1.4
March 31, 2023(1)	Miguel Martin	$6,722,990	$3,925,484	0.8
March 31, 2024	Miguel Martin	$8,015,234	$7,235,921	0.5

Note:

(1)	Represents a nine-month financial period.
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FIVE YEAR PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2019, with the cumulative total return of the TSX Composite Index, S&P/MX International Cannabis Index and the Horizons Marijuana Life Sciences Index ETF index as at the year end date of the Company for each following year.

	Fiscal Year or Period Ended
	June 30, 2019	June 30, 2020	June 30, 2021	June 30, 2022	March 31, 2023	March 31, 2024
Aurora Cannabis Inc.	$100.00	$13.64	$9.12	$1.38	$0.76	$0.48
S&P/TSX Composite Index - Total Return	$100.00	$94.71	$123.09	$115.13	$122.69	$135.31
Horizons Marijuana Life Sciences Index ETF	$100.00	$37.00	$57.74	$19.10	$14.40	$15.04
Aurora Cannabis - Revenue (millions)	$247.94	$268.70	$245.25	$221.34	$173.69	$270.28

As illustrated in the performance graph above, there has been tremendous volatility during the last five fiscal years, which was outside of the control of the Company.

Fluctuating investor sentiment relating to the future prospects of the cannabis industry continues to fuel considerable speculation for Aurora’s Common Shares and the shares of other cannabis companies. Further, Aurora has faced challenging market conditions due to evolving cannabis regulations, macroeconomic conditions, tax structures unfavorable to cannabis companies, slow-moving reform, and retail pricing of the Company’s products, resulting in an explicit need for Aurora to retool and refine. To address these challenges, Aurora undertook significant restructuring which resulted in cost savings of over $400 million and undertook other transformative changes to structure and operations which will continue to help offset market challenges as we move forward.

As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria are based on the Company’s relative shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. Please refer to the “Statement of Executive Compensation” below.

STATEMENT OF EXECUTIVE COMPENSATION

The disclosure in this section is intended to communicate the compensation provided to each of the NEOs for the fiscal year ended March 31, 2024 and should be read together with the preceding CD&A for context in terms of our philosophy, objectives, and processes regarding executive compensation.

Summary Compensation Table

The table below is a summary of the compensation received by the NEOs for the twelve-month financial year ended March 31, 2024, the nine-month financial period ended March 31, 2023 and the twelve-month financial year ended June 30, 2022

Note to reader:

The compensation indicated in each box below is the “grant date fair value” of compensation. The grant date fair value is either: the actual value of cash granted as salary or as the annual incentive plan bonus; or an estimate of the value of equity awards. Given the volatility of the stock over the last three fiscal years, the current value of equity awards is generally much lower than the grant date fair value presented under the share-based awards column and the Option-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to note 2 to the Summary Compensation Table for details regarding the assumptions in the valuation estimate for the Option-based awards.

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Name and principal position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation - Annual Incentive Plans(3) ($)	All Other Compensation ($)	Total Compensation ($)
Miguel Martin CEO and Director(5)	2024	773,626	1,465,931	1,004,439	587,181	4,184,057	8,015,234
	2023(4)	590,508	3,826,509	1,074,721	815,077	416,175	6,722,990
	2022	712,582	1,620,857	954,118	285,664	1,288,500	4,861,721
Simona King CFO(6)	2024	35,481	33,807	Nil	19,861	Nil	89,149
	2023	N/A	N/A	N/A	N/A	N/A	N/A
	2022	N/A	N/A	N/A	N/A	N/A	N/A
Glen Ibbott Former CFO(7)	2024	504,382	504,962	345,995	281,875	1,319,688	2,956,902
	2023(4)	288,281	1,218,900	378,900	242,156	Nil	2,128,237
	2022	381,671	636,741	374,824	91,620	Nil	1,484,856
Alex Miller(8) EVP, Operations and Supply Chain	2024	340,000	388,405	266,131	221,850	164,531	1,380,917
	2023(4)	256,923	890,991	288,333	153,707	Nil	1,589,954
	2022	325,000	496,664	292,360	117,813	Nil	1,231,837
Nathalie Clark(9) EVP, General Counsel and Corporate Secretary	2024	320,000	572,559	250,476	208,800	Nil	1,351,834
	2023(4)	246,154	337,283	283,898	90,082	Nil	957,418
	2022	77,538	109,811	Nil	31,360	Nil	218,709
Andre Jerome(10) EVP, Global Business Development	2024	319,325	351,278	240,691	206,409	172,969	1,290,672
	2023(4)	236,538	900,670	272,808	141,258	Nil	1,551,274
	2022	305,192	458,457	269,872	110,707	Nil	1,144,228

Notes:

1)	Represents RSUs and PSUs granted during the respective year. RSU values are determined based on the market value of each award on the respective grant date. PSU values are determined based on the Monte-Carlo model valued on the respective grant date.
2)	These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended March 31, 2024, March 31, 2023 and June 30, 2022, consistent with the values used in the Company’s financial statements. The 2024 grants were valued using the following weighted average assumptions: exercise price of $7.60; risk free rate of return of 4.34%; volatility estimate of 85.06%; expected life (years) of 2.67; dividend rate of nil; per option value of $4.11. The 2023 grants were valued using the following weighted average assumptions: exercise price of $18.7; risk free rate of return of 3.70%; volatility estimate of 86.86%; expected life (years) of 2.54; dividend rate of nil; per option value of $9.90 The 2022 grants were valued using the following weighted average assumptions: exercise price of $82.22; risk free rate of return of 0.60%; volatility estimate of 83.49%;expected life (years) of 2.50; dividend rate of nil; per option value of $40.70.
3)	STIs for the year ended March 31, 2024 will be paid on July 19, 2024.
4)	Figures for fiscal 2023 represent the nine-months ended March 31, 2024 due to the change in year-end from June 30.
5)	Mr. Martin was appointed CEO on September 8, 2020. Mr. Martin’s salary is paid in US dollars and the salary figure represented for fiscal 2024 in this table is based on an average exchange rate of CAD$1.00 = USD$1.3487. Other compensation represents a final contractual obligation owed to Mr. Martin associated with the acquisition of Reliva, LLC in May 2020, which is not part of his compensation package, and also includes a performance-based cash retention payment in the amount of $812,307. 202,617 RSU and PSUs with an aggregate fair value of $1,465,931 and 244,427 stock options with a fair value of $1,004,439 were granted to Mr. Martin in 2024 as part of the 2023 long-term incentive plan. Mr. Martin is director of the Company but does not receive any compensation for services as a director.
6)	Ms. King was appointed as CFO effective February 21, 2024. 6,539 RSUs with an aggregate fair value of $33,807 were granted to her in 2024. Ms. King is paid in US dollars.
7)	Mr. Ibbott was appointed CFO on May 8, 2017 and resigned effective February 21, 2024. 69,794 RSUs and PSUs with an aggregate fair value of $504,962 and 84,197 stock options with a fair value of $345,995 were granted to him in 2024 as part of the 2023 long-term incentive plan. Additional amounts under salary and all other compensation related to payments made under his separation agreement.
8)	Mr. Miller was appointed Executive Vice President, Operations and Supply Chain on May 17, 2021. 53,684 RSUs and PSUs with an aggregate fair value of $388,405 and 64,762 stock options with a fair value of $266,131 were granted to him in 2024 as part of the 2023 long-term incentive plan.
9)	Ms. Clark was appointed EVP, General Counsel and Corporate Secretary on March 21, 2022. 80,526 RSUs and PSUs with an aggregate fair value of $572,559 and 60,952 stock options with a fair value of $250,476 were granted to her in 2024 as part of the 2023 long-term incentive plan.
10)	Mr. Jerome was appointed Executive Vice President, Global Business Development on February 19, 2018. 48,553 RSUs and PSUs with an aggregate fair value of $351,278 and 58,571 stock options with a fair value of $240,691 were granted to him in 2024 as part of the 2023 long-term incentive plan.

Supplementary CEO Table and Information

Since the 2023 fiscal year was a nine-month fiscal year and is displayed between two twelve-month fiscal years, the summary compensation table appears to show that Mr. Martin’s base salary went down in 2023 and then came back up in 2024. This is a distortion based on the fiscal year length. Further, he is paid in U.S. dollars and, as such, there are fluctuations year over year due to the exchange rate. The below table is being provided to give a clear view of his base pay and STI amounts in U.S. dollars, with 2023 annualized for comparison purposes.

	Fiscal Year	Base Salary USD	Annual STI USD	STI Percentage(1)
Miguel Martin CEO	2024	$573,609	$435,369	69%
	2023 (annualized)	$573,609	$803,052	140%
	2022	$573,609	$225,697	40%

Note:
(1) Target is 110% for fiscal 2024, and 100% for the prior years.

When reviewing total CEO pay, please also refer to the Look-Back at Realized and Realizable CEO Pay which is included in the CD&A.

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Realized Gains from Option-Based Awards

For the fiscal year ended March 31, 2024, there were no gains realized by our NEOs from option-based awards. Realized gains from the exercise of Options represents the difference between the fair value on the exercise date and the cost to exercise the Options, before deducting withholding taxes.

Outstanding Compensation Securities

The following table sets out all compensation plan option-based awards and share-based awards outstanding at the financial year ended March 31, 2024, for each NEO.

NEO	Option-Based Awards				Share-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the-money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Miguel Martin	2,164	$100.90	09-10-2025	-	8,710	51,648	-
	23,454	$82.20	09-30-2026	-	2,903	17,216	-
	107,690	$18.70	09-23-2027	-	43,727	259,299	-
	244,427	$7.60	06-23-2028	-	29,151	172,866	-
	-	-	-	-	90,898	539,026	-
	-	-	-	-	33,769	200,253	-
Simona King	-	-	-	-	6,539	38,776	-
Glen Ibbott	1,554	$949.20	09-10-2024	-	3,422	20,290	-
	3,090	$224.80	05-25-2025	-	1,141	6,763	13,526
	573	$100.90	09-10-2025	-	15,416	91,417	-
	1,960	$178.40	02-16-2026	-	10,277	60,945	30,472
	9,214	$82.20	09-30-2026	-	27,406	162,520	81,260
	37,967	$18.70	09-24-2027	-	11,632	68,980	-
	84,197	$7.60	06-23-2028	-	-	-	-
Alex Miller	7,187	$82.20	09-30-2026	-	2,669	15,826	-
	28,892	$18.70	09-23-2027	-	890	5,275	5,275
	64,762	$7.60	06-23-2028	-	11,731	69,567	-
	-	-	-	-	7,821	46,378	23,189
	-	-	-	-	19,552	115,944	57,972
					8,947	53,058	-
Nathalie Clark	28,447	$18.70	09-23-2027	-	861	5,103	-
	60,952	$7.60	06-23-2028	-	430	2,552	2,552
	-	-	-	-	11,551	68,496	-
	-	-	-	-	7,701	45,664	-
	-	-	-	-	8,421	49,937	-
Andre Jerome	221	$949.20	09-10-2024	-	2,464	14,609	-
	877	$565.20	11-13-2024	-	821	4,870	-
	2,225	$224.80	05-25-2025	-	11,100	65,821	-
	412	$100.90	09-10-2025	-	7,400	43,880	-
	1,405	$178.40	02-16-2026	-	20,555	121,890	-
	6,634	$82.20	09-30-2026	-	8,092	47,986	-
	27,336	$18.70	09-24-2027	-	-	-	-
	58,571	$7.60	06-23-2028	-	-	-	-

Notes:

1)	The value of unexercised in-the-money Options was based on the closing share price of $5.93 on March 31, 2024.
2)	The market value of share-based awards that have not vested was based on the closing share price of $5.93 on March 31, 2024.

Option-Based Awards/Share-Based Awards - Value Vested or Earned During the Year

The following table sets out all compensation plan option-based and share-based awards (value vested or earned) during the financial year ended March 31, 2024, for each NEO:

NEO	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Miguel Martin	-	664,065	587,181
Simona King	-	-	19,861
Glen Ibbott	-	210,359	281,875
Alex Miller	-	146,630	221,850
Nathalie Clark	-	-	208,800
Andre Jerome	-	155,645	206,409

Notes:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date, calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
2)	In fiscal 2024, the Board approved a Performance and Restricted Share Unit Cash Settled Plan (“PRSU Cash Plan”), to be used to address any shortfall for required grants under the RSU Plan and PSU Plan. Some of the share-based awards displayed here are granted under the PRSU Cash Plan. As such, some of these awards are not included in SOG calculations.

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Compensation Oversight

The HRCC considers the compensation including grants of equity-based compensation to directors and officers of the Company and makes recommendations to the Board for consideration.

Employment Agreements, Termination and Change in Control Benefits

Miguel Martin - CEO

The Company entered into an employment agreement with Mr. Martin effective September 8, 2020, as amended, under which Mr. Martin is paid a base salary of US$573,609 and is eligible for an annual cash bonus under the Company’s short term incentive plan of up to 110% of his annual base salary subject to the achievement of corporate performance targets, five weeks’ annual vacation, and participation in the Company’s long-term incentive programs. As the Company does not have established benefit plans and programs which are applicable to employees working in the United States, the Company reimburses Mr. Martin for the reasonable cost of health, vision, and dental insurance consistent with Aurora’s practices.

In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Mr. Martin will be entitled to a payment of 24 months of his base salary and any and all unvested equity awards granted to him shall vest on a pro rata basis up to the termination date, and any unvested equity grants that have not vested on a pro rata basis as of the termination date shall be forfeited. In the event of termination for cause or a resignation without good reason, all unvested equity awards shall be forfeited.

Simona King - CFO

The Company entered into an employment agreement with Simona King effective February 21, 2024, which provides for her annual base salary of US$380,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to 80% of her annual base salary subject to the achievement of corporate performance targets, and participation in the Company’s long-term incentive programs. As the Company does not have established benefit plans and programs which are applicable to employees working in the United States, the Company reimburses Ms. King for the reasonable cost of health, vision, and dental insurance consistent with Aurora’s practices.

In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Ms. King will be entitled to a payment of 12 months of her base salary, a pro-rated bonus payment for time worked to the date of termination, a payment equal to the greater of 12 months bonus’ entitlement target, and any and all unvested equity options granted to her shall vest immediately on a pro rata basis up to the effective date of termination.

Glen Ibbott - Former CFO

Glen Ibbott resigned as CFO effective February 20, 2024. The Company entered into an employment agreement with Mr. Ibbott effective May 8, 2017 which, as amended during his tenure, provided for his annual base salary of $384,375, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to 80% of his annual base salary subject to the achievement of corporate performance targets, and participation in the Company’s long-term incentive programs and other standard benefit plans.

In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Mr. Ibbott was entitled to a payment of 12 months of his base salary and cash bonus, and any and all unvested equity awards granted to him were to vest immediately.

Alex Miller - Executive Vice-President, Operations and Supply Chain

The Company entered into an employment agreement with Alex Miller effective May 17, 2021 which, as amended, provides for his annual base salary of $340,000, five weeks’ annual vacation, annual cash bonus under the Company’s short term incentive plan of up to 75% of his annual base salary subject to the achievement of corporate, divisional and individual performance targets, and participation in the Company’s long-term incentive programs and other standard benefit plans.

In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Mr. Miller will be entitled to a payment of 12 months of his base salary, a pro-rated bonus payment for time worked to the date of termination, a payment equal to the greater of 12 months bonus’ entitlement at target or an average of the actual bonus payments over the two-year period preceding termination, and any and all unvested equity awards granted to him shall vest immediately on a pro rata basis up to the effective date of termination.

Nathalie Clark - Executive Vice-President, General Counsel and Corporate Secretary

The Company entered into an employment agreement with Nathalie Clark effective March 21, 2022 which provides for her annual base salary of $320,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to 75% of her annual base salary subject to the achievement of corporate, divisional and individual performance targets, and participation in the Company’s long-term incentive programs and other standard benefit plans.

In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Ms. Clark will be entitled to a payment of 12 months of her base salary, a pro-rated bonus payment equal to the greater of 12 months' bonus entitlement at target or an average of the actual bonus payments over the two-year period preceding termination, and any all unvested equity options granted to her shall vest immediately on a pro rata basis up to the effective date of termination.

Andre Jerome - Executive Vice-President, Global Business Development

The Company entered into an employment agreement with Andre Jerome effective September 3, 2018 which, as amended, provides for his annual base salary of $307,500, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to 75% of his annual base salary subject to the achievement of corporate, divisional and individual performance targets, and participation in the Company’s long-term incentive programs and other standard benefit plans.

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In the event of a termination without cause or a resignation for good reason as a result of a change-of-control, Mr. Jerome will be entitled to a payment of 12 months of his base salary, a pro-rated bonus payment for time worked to the date of termination, and any all unvested equity options granted to him shall vest immediately on a pro rata basis up to the effective date of termination.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any resignation, retirement, or a change in a NEO’s responsibilities.

Director Compensation - Non-Executive Directors

Our director compensation program shares similar objectives with our executive compensation program: to attract and retain qualified directors and to align the interests of directors and shareholders. Our directors receive their annual retainer in cash and DSUs. In addition, the Company has adopted director SOGs to help reinforce a director’s alignment with longer term shareholder interests.

Fiscal 2024 Director Compensation Model

Flat Fee Retainer: For fiscal 2024, each non-executive director received a flat fee Board retainer, which aids the Company in its philosophy to attract and retain qualified directors and reflects a director’s ongoing oversight and responsibilities throughout the year and their attendance at Board meetings. The Committee Chairs were eligible to receive an additional retainer above the base Board retainer. The HRCC reviews director compensation annually.

Non-Executive Director Limit: Non-executive directors are limited to receive no more than $150,000 in grant date value annually among all equity awards, with no more than $100,000 in the form of Options. For the year ended March 31, 2024, the directors received their full equity retainer in the form of DSUs. The Company’s Option Plan and DSU Plan include an amendment requirement such that any changes to this prescribed limit for non-executive directors must be approved by the Company’s shareholders.

The below table summarizes the cash fee and equity retainers paid to the non-executive directors for the year ended March 31, 2024.

Board Annual Retainer	Compensation
Independent Chairman Cash Retainer	$140,000
Board Member Cash Retainer	$70,000
Annual Equity Grant (DSUs)	$150,000
Audit Committee Chair	$30,000
HRCC Chair	$15,000
N&CGC Chair	$15,000

Director Compensation for the fiscal year ended March 31, 2024

The following table sets forth the compensation provided to the non-employee directors of the Company during the financial year ended March 31, 2024.

Note to reader: The compensation indicated in each box below is the “grant date fair value” of compensation. The grant date fair value is either: the actual value of cash granted as fees earned; or an estimate of the value of equity awards. Given the volatility of the stock over the last three fiscal years, the current value of equity awards is generally much lower than the grant date fair value presented under the share-based awards column and the Option-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to note 2 to the below table for details regarding the assumptions in the valuation estimate for the Option-based awards.

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Total ($)
Ron Funk	140,000(3)	149,989	n/a	289,989
Chitwant Kohli	88,913	149,995	n/a	238,908
Theresa Firestone	85,000	149,995	n/a	234,995
Norma Beauchamp	85,000	149,995	n/a	234,995
Michael Singer	70,000(4)	149,992	n/a	219,992
Adam Szweras	70,000(5)	149,992	n/a	219,992

Notes:

1)	Represents DSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date. In fiscal 2024, the Board approved a Cash Settled DSU Plan (“DSU Cash Plan”), to be used to address any shortfall for required grants under the DSU Plan. Some of the share-based awards displayed here are granted under the DSU Cash Plan. As such, some of these awards are not included in SOG calculations.
2)	Option-based awards are valued using the Black-Scholes stock option valuation methodology for the fiscal year ended March 31, 2024, consistent with the values used in the Company’s financial statements. The 2023 grants were valued using the following weighted average assumptions: exercise price of $16.70; risk free rate of return of 3.72%; volatility estimate of 86.93%; expected life (years) of 2.55; dividend rate of nil; per option value of $8.90. These amounts represent the fair value of the Options at the date of grant.
3)	Mr. Funk has elected to receive 100% of his cash retainer in DSUs. He received no cash payment for Board fees earned in fiscal 2024.
4)	Mr. Singer has elected to receive 100% of his cash retainer in DSUs. He received no cash payment for Board fees earned in fiscal 2024.
5)	Mr. Szweras is not standing for re-election at the Meeting. He elected to receive 100% of his cash retainer in DSUs and received no cash payment for Board fees earned in fiscal 2024.
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Director Share Ownership

As discussed earlier, the Company has adopted SOG to ensure the alignment of its directors’ and executives’ interests with the interests of the Company’s shareholders. Below, we have disclosed the value both at the grant or acquisition date and as of the financial year ended March 31, 2024 to demonstrate the alignment of our directors with long-term shareholder interests.

Name	Years Remaining until Guideline Requirement Must be Met(1)	Equity Ownership Requirement (Multiple of Annual Retainer) ($)(2)	Number of Shares Held Directly or Indirectly(3)	Grant or Acquisition Date Value	Market Value of Total Holdings ($)(4)	SOG Compliant or in Progress(5)
Ron Funk	N/A	($420,000) 3X	61,123	$1,439,417.32	$362,459.39	Compliant
Chitwant Kohli	3.5	($210,000) 3X	28,573	$443,217.36	$169,437.89	Compliant
Theresa Firestone	2.5	($210,000) 3X	26,318	$237,038.28	$156,065.74	Compliant
Norma Beauchamp	N/A	($210,000) 3X	23,634	$401,854.84	$140,149.62	Compliant
Michael Singer	N/A	($210,000) 3X	55,727	$1,829,904.64	$330,461.11	Compliant
Adam Szweras(6)	N/A(6)	($210,000) 3X	39,690	$634,489.23	$235,361.70	Compliant
Notes:
1)	Years remaining is calculated from the later of a) the date of implementation of the SOG on April 26, 2019; and b) the end of the calendar year in which the director was appointed to the Board.
2)	Director equity ownership requirement has been calculated based on the base annual cash retainer (exclusive of sub-committee retainers) applicable to each director based on their Board membership position as at March 31, 2024.
3)	Includes DSUs.
4)	Calculated based on the $5.93 closing price of the Company’s Common Shares on March 28, 2024, being the last trading day before the March 31, 2024 fiscal year end.
5)	Directors have five years to reach SOG compliance and they are not considered “non-compliant” until then. Per the SOG, compliance is indicated based on the grant or acquisition date value, given it is greater than the market value
6)	Mr. Szweras is not standing for re-election at the Meeting.

Option-Based Based Awards/Share-Based Awards

The following table sets out all compensation plan option-based awards and share-based awards outstanding as at March 31, 2024 for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Name	Option-Based Awards			Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Ron Funk	231	949.20	09-10-2024	-	-	-	297
	185	217.20	02-28-2025	-	-	-	328
	213	192.70	05-31-2025	-	-	-	358
	458	100.90	09-10-2025	-	-	-	404
	337	152.50	11-30-2025	-	-	-	771
	284	134.60	02-28-2026	-	-	-	510
	382	112.40	05-31-2026	-	-	-	578
	599	82.20	09-30-2026	-	-	-	1,194
	568	83.70	11-30-2026	-	-	-	1,423
	945	48.60	02-28-2027	-	-	-	692
	1,919	23.80	05-31-2027	-	-	-	1,661
	2,708	16.70	09-30-2027	-	-	-	946
	N/A	N/A	N/A	-	-	-	2,524
	N/A	N/A	N/A	-	-	-	930
	N/A	N/A	N/A	-	-	-	2,827
	N/A	N/A	N/A	-	-	-	1,601
	N/A	N/A	N/A	-	-	-	3,941
	N/A	N/A	N/A	-	-	-	3,270
	N/A	N/A	N/A	-	-	-	10,924
	N/A	N/A	N/A	-	-	-	4,660
	N/A	N/A	N/A	-	-	-	12,428
	N/A	N/A	N/A	-	-	-	12,929
	N/A	N/A	N/A	-	-	-	17,295
	N/A	N/A	N/A	-	-	-	19,170
	N/A	N/A	N/A	-	-	-	22,317
	N/A	N/A	N/A	-	-	-	29,260
	N/A	N/A	N/A	-	-	-	30,522
	N/A	N/A	N/A	-	-	-	34,211
	N/A	N/A	N/A	-	-	-	78,466
	N/A	N/A	N/A	-	-	-	42,032
	N/A	N/A	N/A	-	-	-	50,197
	N/A	N/A	N/A	-	-	-	34,133

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Name	Option-Based Awards			Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Chitwant Kohli	945	48.60	02-28-2027	-	-	-	1,601
	1,919	23.80	05-31-2027	-	-	-	3,270
	2,708	16.70	09-30-2027	-	-	-	4,660
	N/A	N/A	N/A	-	-	-	12,929
	N/A	N/A	N/A	-	-	-	19,170
	N/A	N/A	N/A	-	-	-	29,260
	N/A	N/A	N/A	-	-	-	34,211
	N/A	N/A	N/A	-	-	-	42,032
	N/A	N/A	N/A	-	-	-	50,197
Theresa Firestone	436	82.20	09-30-2026	-	-	-	689
	568	83.70	11-30-2026	-	-	-	930
	945	48.60	02-28-2027	-	-	-	1,601
	1,919	23.80	05-31-2027	-	-	-	3,270
	2,708	16.70	09-30-2027	-	-	-	4,660
	N/A	N/A	N/A	-	-	-	12,929
	N/A	N/A	N/A	-	-	-	19,170
	N/A	N/A	N/A	-	-	-	29,260
	N/A	N/A	N/A	-	-	-	34,211
	N/A	N/A	N/A	-	-	-	42,032
	N/A	N/A	N/A	-	-	-	50,197
Norma Beauchamp	231	949.20	09-10-2024	-	-	-	297
	185	217.20	02-28-2025	-	-	-	328
	213	192.70	05-31-2025	-	-	-	358
	458	100.90	09-10-2025	-	-	-	404
	337	152.50	11-30-2025	-	-	-	771
	284	134.60	02-28-2026	-	-	-	510
	382	112.40	05-31-2026	-	-	-	578
	599	82.20	09-30-2026	-	-	-	477
	568	83.70	11-30-2026	-	-	-	692
	945	48.60	02-28-2027	-	-	-	946
	1,919	23.80	05-31-2027	-	-	-	930
	2,708	16.70	09-30-2027	-	-	-	1,601
	N/A	N/A	N/A	-	-	-	3,270
	N/A	N/A	N/A	-	-	-	4,660
	N/A	N/A	N/A	-	-	-	12,929
	N/A	N/A	N/A	-	-	-	19,170
	N/A	N/A	N/A	-	-	-	29,260
	N/A	N/A	N/A	-	-	-	34,211
	N/A	N/A	N/A	-	-	-	42,032
	N/A	N/A	N/A	-	-	-	50,197
Adam Szweras	231	949.20	09-10-2024	-	-	-	297
	185	217.20	02-28-2025	-	-	-	328
	213	192.70	05-31-2025	-	-	-	358
	458	100.90	09-10-2025	-	-	-	404
	337	152.50	11-30-2025	-	-	-	771
	284	134.60	02-28-2026	-	-	-	510
	382	112.40	05-31-2026	-	-	-	578
	599	82.20	09-30-2026	-	-	-	477
	568	83.70	11-30-2026	-	-	-	1,099
	945	48.60	02-28-2027	-	-	-	692
	1,919	23.80	05-31-2027	-	-	-	1,112
	2,708	16.70	09-30-2027	-	-	-	946
	N/A	N/A	N/A	-	-	-	1,533
	N/A	N/A	N/A	-	-	-	930
	N/A	N/A	N/A	-	-	-	1,717
	N/A	N/A	N/A	-	-	-	1,601
	N/A	N/A	N/A	-	-	-	1,971
	N/A	N/A	N/A	-	-	-	3,270
	N/A	N/A	N/A	-	-	-	5,462
	N/A	N/A	N/A	-	-	-	4,660
	N/A	N/A	N/A	-	-	-	6,214
	N/A	N/A	N/A	-	-	-	12,929
	N/A	N/A	N/A	-	-	-	8,648
	N/A	N/A	N/A	-	-	-	19,170
	N/A	N/A	N/A	-	-	-	11,158
	N/A	N/A	N/A	-	-	-	29,260
	N/A	N/A	N/A	-	-	-	15,261
	N/A	N/A	N/A	-	-	-	34,211
	N/A	N/A	N/A	-	-	-	39,233
	N/A	N/A	N/A	-	-	-	42,032
	N/A	N/A	N/A	-	-	-	50,197
	N/A	N/A	N/A	-	-	-	17,067

62 | Page

Name	Option-Based Awards			Share-Based Awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	(#)	($)	(m - d - y)	($)	(#)	($)	($)
Michael Singer	1,554	949.20	09-10-2024	-	919	5,450	10,901
	1,178	249.60	02-10-2025	-	1,103	6,540	13,081
	1,178	249.60	02-10-2025	-	2,941	17,441	34,882
	3,090	224.80	05-25-2025	-	3,309	19,621	143
	573	100.90	09-10-2025	-	-	-	946
	2,785	100.90	09-10-2025	-	-	-	1,262
	4,254	85.00	05-18-2026	-	-	-	930
	6,806	85.00	05-18-2026	-	-	-	1,414
	13,612	85.00	05-18-2026	-	-	-	1,601
	79	112.40	05-31-2026	-	-	-	1,971
	599	82.20	09-30-2026	-	-	-	3,270
	568	83.70	11-30-2026	-	-	-	5,462
	945	48.60	02-28-2027	-	-	-	4,660
	1,919	23.80	05-31-2027	-	-	-	6,214
	2,708	16.70	09-30-2027	-	-	-	12,929
	N/A	N/A	N/A	-	-	-	8,648
	N/A	N/A	N/A	-	-	-	19,170
	N/A	N/A	N/A	-	-	-	11,158
	N/A	N/A	N/A	-	-	-	29,260
	N/A	N/A	N/A	-	-	-	15,261
	N/A	N/A	N/A	-	-	-	34,211
	N/A	N/A	N/A	-	-	-	39,233
	N/A	N/A	N/A	-	-	-	42,032
	N/A	N/A	N/A	-	-	-	50,197
	N/A	N/A	N/A	-	-	-	17,067

Note:

1)	Represents the value of the in-the-money Options based on the closing share price of $5.93 on March 31, 2024.

Option-Based Awards/Share-Based Awards - Value Vested or Earned during the Year

The following table sets out all compensation plan option-based awards and share-based awards (value vested or earned) during the fiscal year ended March 31, 2024, for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Director Name	Option-Based Awards - Value vested during the year(1) ($)	Share-Based Awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Ron Funk	-	285,193	-
Chitwant S Kohli	-	148,283	-
Theresa Firestone	-	148,283	-
Norma Beauchamp	-	148,283	-
Michael Singer	-	264,818	-
Adam Szweras	-	216,738	-

Note:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.
63 | Page

OTHER COMPENSATION MATTERS

Benefits, Vacation and Perquisites: Details of the benefits and perquisites provided to the Company’s NEOs are disclosed above in the “All Other Compensation” column of the “Summary Compensation Table”.

Pension Plan Benefits: The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the NEOs.

Directors’ and Officers’ Liability Insurance: The Company maintains and pays for directors’ and officers’ liability coverage covering directors and officers of the Company and its subsidiaries as a group. The coverage is shared with the Company and inclusive of separate Side A coverage for non-indemnifiable losses, subject to terms, conditions and exclusions of the policies. Under this insurance coverage, each entity has reimbursement coverage to the extent that it has indemnified the Company or any such directors and officers. The total liability is shared amongst the Company, its subsidiaries, and their respective directors and officers as per the applicable insurance policies.

Employee Share Purchase Plan: The Board adopted an employee share purchase plan (the “ESPP”) in 2017, which was established to encourage employees to own Common Shares. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the shareholders and to provide employees with the opportunity to participate in the growth of the Company. Any individual who is an Employee of the Company is eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with the Company or any of its subsidiary companies.

Eligible Employees of the Company may elect to participate (become a “Participant”) in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed $10,500 as defined in the ESPP. The Company will match up to a maximum of 3% of the employee’s base salary. The funds so provided will be used to purchase Common Shares on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Administrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSX on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. The Company may amend or terminate the ESPP at any time, in accordance with its terms.

EQUITY COMPENSATION PLANS

Option Plan

The Company’s Option Plan was last renewed at the 2022 Meeting where shareholders approved an amendment to the global limit from 10% to 7.5% of the issued and outstanding common Shares of the Company, subject to a global limit of 7.5% for all equity compensation plans in aggregate. At the Meeting, shareholders are being asked to approve an amendment to the Option Plan such that the maximum number of Common Shares made available for the Option Plan shall not exceed 9.5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. The material terms of the Option Plan are summarized starting at page 26.

Share-Based Awards

Restricted Share Unit Plan

The Company’s RSU Plan was last approved at the 2022 Meeting where Shareholders approved an amendment to the RSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares available for issuance thereunder was fixed at 4% of the issued and outstanding common Shares of the Company, subject to a global limit of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate. At the Meeting, shareholders are being asked to approve an amendment to the RSU Plan such that the maximum number of Common Shares made available for the RSU Plan shall not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. The material terms of the RSU Plan are summarized starting at page 20.

Performance Share Unit Plan

The Company’s PSU Plan was last approved at the 2022 Meeting, where shareholders approved an amendment to the PSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares available for issuance thereunder will be 4% of the issued and outstanding common Shares of the Company, subject to a global limit of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate. At the Meeting, shareholders are being asked to approve an amendment to the PSU Plan such that the maximum number of Common Shares made available for the PSU Plan shall not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. The material terms of the PSU Plan are summarized starting at page 22.

Fixed Deferred Share Unit Plan

The Company’s DSU Plan was last approved by shareholders at the 2022 Meeting, where shareholders approved an amendment to the DSU Plan from a fixed maximum plan to a rolling plan, such that the maximum number of Common Shares available for issuance thereunder will be 1% of the issued and outstanding common Shares of the Company, subject to a global cap of no more than 7.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 4% may be in the form of RSUs, PSUs, or DSUs in aggregate. At the Meeting, shareholders are being asked to approve an amendment to the DSU Plan such that the maximum number of Common Shares made available for the DSU Plan shall not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. The material terms of the DSU Plan are summarized starting at page 24.

64 | Page

TSX Policy Requirement for Continuing Shareholder Approval

Pursuant to TSX policies, the Option Plan, RSU Plan, PSU Plan, and DSU Plan and all unallocated entitlements thereunder must be presented to the shareholders for consideration to obtain approval for continuation every three (3) years. As such, the plans will need to be again presented to shareholders following the Meeting on or before August 9, 2027.

Securities Authorized for Issuance Under Equity Compensation Plans

All equity-based compensation arrangements of the Company include the Option Plan, RSU Plan, PSU Plan and the DSU Plan. As outstanding awards are exercised, additional awards may be granted to replace those exercised. In addition, as the number of issued and outstanding Common Shares increases, the number of awards available for grant to eligible recipients also increases. The following table sets out equity compensation plan information as at the March 31, 2024 financial year end:

	Number of securities to be issued upon exercise of outstanding options and rights, under equity compensation plans(1)	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders - Option Plan	1,105,191(3)	38.56	818,187(7)
Equity Compensation Plans Approved by Shareholders - RSU Plan	797,689(4)	15.99	391,781(8)
Equity Compensation Plans Approved by Shareholders - PSU Plan	700,880(5)	13.18
Equity Compensation Plans Approved by Shareholders - DSU Plan	277,206(6)	24.03
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,880,966(9)		1,209,968(10)

Notes:

1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options, redemption of RSUs, PSUs, and DSUs.
2)	A maximum of 7.5% for issuance, less any Common Shares reserved for issuance under the share compensation arrangements, may be reserved for issuance in aggregate under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan. As at March 31, 2024, the maximum number of Common Shares reserved for issuance under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan, in aggregate, was 4,090,934 Common Shares, (being 7.5% of the 54,545,797 Common Shares then issued and outstanding). The maximum number of Common Shares issuable under the RSU Plan, PSU Plan and DSU Plan is subject to a maximum of 4% of Common Shares then issued and outstanding.
3)	Represents 2.0% of Common Shares issued and outstanding as of March 31, 2024.
4)	Represents 1.5% of Common Shares issued and outstanding as of March 31, 2024.
5)	Represents 1.3% of Common Shares issued and outstanding as of March 31, 2024.
6)	Represents 0.5% of Common Shares issued and outstanding as of March 31, 2024.
7)	Represents 1.5% of Common Shares issued and outstanding as of March 31, 2024.
8)	Represents 0.7% of Common Shares issued and outstanding as of March 31, 2024. The amount available under each of the RSU, PSU and DSU Plan has been combined due to the sub-limit applicable to full value award plans in aggregate.
9)	Represents 5.3% of Common Shares issued and outstanding as of March 31, 2024.
10)	Represents 2.2% of Common Shares issued and outstanding as of March 31, 2024.

Burn Rate & Dilution Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

	For the financial year or period ended:(1)
	March 31, 2024	March 31, 2023(2)	June 30, 2022
Option Plan	1.47%	1.05%	0.53%
RSU Plan	0.88%	1.87%	0.27%
PSU Plan	1.21%	0.54%	0.21%
DSU Plan	0.52%	0.22%	0.08%

Notes:

1)	The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable financial year divided by the weighted average number of securities outstanding for the applicable financial year.
2)	This represents the nine-month fiscal period ended March 31, 2023 due to the Company’s change in year-end in 2023.

65 | Page

The dilution rate is expressed as a percentage and calculated by dividing the number of awards outstanding at the end of a financial year by the number of Common Shares outstanding. As of March 31, 2024, the Company’s dilution rate under all security-based compensation arrangements is as follows:

As of: Year ended		Nine-month Fiscal Period ended	Year ended
March 31, 2024		March 31, 2023	June 30, 2022
Number of Securities Outstanding under All Security-Based Arrangements	2,880,966	1,573,833	548,045
Number of Common Shares Outstanding	54,545,797	34,526,931	29,777,224
Dilution Rate	5.3%	4.6%	1.84%

GENERAL
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.
MANAGEMENT CONTRACTS	Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.
ADDITIONAL INFORMATION	Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company by email at ir@auroramj.com.
OTHER MATTERS	The Board is not aware of any other matters it anticipates will come before the Meeting as of the date of this Information Circular.
The contents of this Information Circular and its distribution to shareholders has been approved by the Board.
DATED effective June 26, 2024. BY ORDER OF THE BOARD OF DIRECTORS Chief Executive Officer

66 | Page

APPENDIX “A”

Change of Auditor Reporting Package

(attached)

67 | Page

AURORA CANNABIS INC.

NOTICE OF CHANGE OF AUDITOR

TO:	KPMG LLP
PO Box 10426, 777 Dunsmuir Street
Vancouver, BC V7Y 1K3

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102")

Aurora Cannabis Inc. (the "Company") hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:

1.	Effective as of April 17, 2024, KPMG LLP (the "Former Auditor"), on its own initiative, has notified the Company that it will not stand for reappointment as the auditor of the Company for the fiscal year ending March 31, 2025.

2.	The resignation of the Former Auditor was considered and accepted by the Company's audit committee.

3.	The Former Auditor’s reports on the Company’s consolidated financial statements for the fiscal years ending March 31, 2023 and June 30, 2022 did not express modified opinions.

4.	There have been no "Reportable Events", as such term is defined in NI 51-102.

DATED May 1, 2024.

AURORA CANNABIS INC.

By:	(signed) "Simona King"
Name: Simona King
Title: Chief Financial Officer

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Saskatchewan Financial Services Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

May 1, 2024

Dear Sir/Madam

Re: Notice of Change of Auditors of Aurora Cannabis Inc.

We have read the Notice of Aurora Cannabis Inc. dated May 1, 2024 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Document classification: Confidential.

AURORA CANNABIS INC.

NOTICE OF CHANGE OF AUDITOR

TO:	Ernst & Young LLP
1133 Melville Street, Suite 1900
Vancouver, BC V6E 4E5

AND TO:	KPMG LLP
PO Box 10426, 777 Dunsmuir Street
Vancouver, BC V7Y 1K3

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)

RE:	Notice of Change of Auditor pursuant to Section 4.11 of National Instrument 51- 102 Continuous Disclosure Obligations ("NI 51-102")

Aurora Cannabis Inc. (the "Company") hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:

1.	The Company advises that Ernst & Young LLP (the "Successor Auditor") has been appointed as the new auditor of the Company, effective June 25, 2024, until the close of the next annual meeting of the shareholders of the Company.

2.	The Successor Auditor will fill the vacancy in the position of auditor of the Company resulting from the resignation of KPMG LLP (the "Former Auditor") effective April 17, 2024, as more particularly set forth in the Notice of Change of Auditor of the Company dated May 1, 2024.

3.	The appointment of the Successor Auditor as auditor of the Company has been considered and approved by the Company's audit committee.

4.	The Former Auditor’s reports on the Company’s consolidated financial statements as of March 31, 2024 and 2023 and for the year ended March 31, 2024 and the nine months ended March 31, 2023 expressed an unqualified opinion on the consolidated financial statements and an adverse opinion on the Company’s internal controls over financial reporting as of March 31, 2024.

5.	There have been no “Reportable Events”, as such term is defined in NI 51-102.

[Signature page follows]

DATED June 26, 2024.

AURORA CANNABIS INC.

By:	(signed) "Simona King"
Name: Simona King
Title: Chief Financial Officer

June 26, 2024

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Saskatchewan Financial Services Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

Dear Sir/Madam:

Re:	Aurora Cannabis Inc.
Change of Auditor Notice dated June 26, 2024

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Professional Accountants

cc: The Board of Directors, Aurora Cannabis Inc.

A member firm of Ernst & Young Global Limited

KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Saskatchewan Financial Services Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

June 26, 2024

Dear Sir/Madam

Re: Notice of Change of Auditors of Aurora Cannabis Inc.

We have read the Notice of Aurora Cannabis Inc. dated June 26, 2024 and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Document classification: Confidential.